SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 29, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM PARTICIPAÇÕES S.A.

Management Report

2004

Management Report

To Shareholders:

In compliance with legal and statutory provisions, the Board of Directors of Brasil Telecom Participações S.A. submits the Management Report, the Financial Statements for the Company and the Consolidated Financial Statements and the Opinion of the Independent Auditors to the appreciation of its Shareholders, related to fiscal year ending on December 31, 2004.

Macroeconomic Environment

2004 was a peculiar year due to the recovery of the Brazilian economy, which was leveraged by the increase in exports and by the economic policy implemented by the Federal Government.

This scenario, together with the deterioration of the monetary and fiscal indicators in the US, led to the appreciation of the real compared to the dollar, whose exchange rate by the end of the year was R$2.65, a 8.1% drop in relation to 2003.

The inflation rate has been a major concern in Brazil, pressured by the economic recovery and by the increase of commodities’ prices, such as petroleum. In the last years, the Brazilian Central Bank has used the interest rate as a monetary policy tool, showing the importance of inflation control and suggesting a gradual drop of this rate in the coming years. In 2004, the accumulated IGP-DI (General Price Index – Internal Availability) was 12.14%, against 7.67% in 2003, pushed up by the IPA (Price Index in Wholesale). The Selic (Special System for Liquidity and Custody) rate ended the year at 17.75% p.a., compared to 16.50% in 2003.

Brasil Telecom is working with the maintenance of the growth scenario and the steady inflation fall for the next years. The international context observed in 2004 suggests world growth recovery, despite the uncertainties associated to the Middle East and to the review of the U.S. interest rates. Brazilian economic growth is forecasted to have an average increase of GDP above 3% p.a. during 2005/2006.

The Telecommunications Sector

In 2004, the search for new fixed telephones was limited, mainly due to income insufficiency in classes C and D. Despite the recovery of the economy and the employment rates – which had no effect on the income levels – and the development of new market solutions, the inventories of unused terminals in the concessionaries’ plant remained high.

Brasil Telecom intensified the actions focused on traffic increase and improvement of the ARPU – Average Revenue per User, by offering new products and services, expanding the base of broadband subscribers, managing customer loyalty and acquiring the control of MetroRED, Vant and iG, Brazil’s biggest dial up Internet service provider.

As for the mobile telephony market, it continued to experience significant growth rates, due to the interest raised by the prepaid mobile phone, which allows the user to control his expenses. The mobile plant reached an expressive number of 65.6 million accesses, which represents a 41.5% growth compared to 2003.

One of the most important events related to the mobile telephony market was Brasil Telecom GSM’s launch, which took place by the end of September. Na advertising campaign presented the Company to the customers, where the benefits of the strategy were demonstrated: convergent offers of products and services. Brasil Telecom GSM introduced a differential in the market, exploiting the existent synergies among its fixed and mobile networks and operations. After three months of operation, Brasil Telecom GSM has covered 81,2% of the population of Region II and has sold 622.3 mobile accesses in service.

Regulatory Environment

The expectation of the approval of a bill that would give the regulatory agencies a new role in 2004 has not been fulfilled. The Executive Body withdraw its initial request for urgent procedure on the project, which is currently being analyzed by the House of Deputies. Anyway, debates with regard to the new attributions of the agencies and ministers proceed in several segments of society, and it is impossible to anticipate how this issue will affect the regulated sectors.

On July 1st, 2004 the STJ (High Court of Justice) decided on the merit of the appeal filed in Federal Court against the tariff readjustment granted by Anatel based on the IGP-DI, as established by the concession agreements. The terms of the agreements prevailed. During the decision process, the operators requested to the STJ that the IGP-DI would only be applied after the publishing decision date, what brought benefits to the users.

Several judicial actions questioned the charging of the basic PSTN (Switched Fixed-Line Telephone System) subscription. Fundamental to the economic-financial balance of the service, the basic subscription is not only legal, but also a right granted by the Concession Agreements established with the Grantor. The basic subscription allows the telecommunications system to work properly, especially, the accomplishment of the universalization goals and the maintenance of a complex network infra-structure that makes possible the connection between users and switching centers, as well as among other users located throughout the Brazilian territory. Besides, the basic subscription is charged so the STFC service can be provided continuously and without interruptions.

In January 27, 2005, the President of the STJ, Minister Edson Vidigal, granted an injunction in the conflict of competence judicious by Anatel, determining the suspension of the collective processes where it is discussed the validity of the basic subscription charged by the operators of the PSTN, and determining that in as temporary, the Court of the 2nd Federal Court of the Judiciary Section of the Federal District, solves the urgent measures until the conflict of competence be judged, once all consumers of Brazil are interested and also because Anatel is part of the passive pole of the actions.

In the middle of 2003, after a time period of public hearing, a new regulation was issued, reducing the number of local areas all over the country, altering the extension of local areas to the limits of the municipality district, finishing with conurbated areas in metropolitan regions and redefining several neighbor areas situated in different municipalities as local areas.

During 2004, public hearings concerning the rules for mean-reverting properties, splitting and allocation of accounts and interconnection has been published and discussed. These new regulations shall align with the requirements stated in Concession Agreements to be effective as of January 1st, 2006.

The concessionaries and Anatel continued to discuss the transition process from the current PGMU – General Plan of Universalization Goals – to those established by the new PGMU, to become effective as of January 1st, 2006. These understandings concern the number and the distribution of public telephones, AICE (Individual Access of Special Class) provision and offering conditions and PST (Telephone Service Outlets) implementation.

The Group

Brasil Telecom’s Group is formed by companies, which operate in the telecommunications sector, specifically in the local and domestic and international long distance wireline telephony, data transmission, data center, mobile telephony and Internet.

Corporate Structure as of 12/31/2004

Brasil Telecom S.A.

The company in charge of providing fixed line telephony, not only local, but long distance services is Brasil Telecom S.A., public concessionaire that operates in Region II, as established by PGO – Plano Geral de Outorgas (General Concession Plan), which comprehends the states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Santa Catarina, Paraná and Rio Grande do Sul, as well as the Federal District. This Region has four metropolitan areas with a population over one million inhabitants and borders Peru, Bolivia, Paraguay, Argentina and Uruguay, and can be considered a corridor to Mercosur.

During the last three years, Brasil Telecom S.A. acquired important telecommunications assets, seizing wonderful opportunities. The main goal was to turn the Company into a complete multi-provider of telecommunications services, where convergence is the basic assumption. It is not solely the offering of integrated products and services, but this offering being supported by a single network infrastructure and information technology systems. Currently, no other company in Brazil has the ability to offer each and every product within the telecommunications value chain.

Brasil Telecom is already operating throughout Brazil, especially in the three main metropolitan areas, not being restricted anymore to its concession area, which allows the Company to provide services to the corporate market, thereafter improving its share in the data transmission market, which has the best growth rates of the industry.

Brasil Telecom also acquired an optical fiber sub-sea cable system that connects Brazil to Venezuela, Bermuda and United States, enabling the Company to have the autonomy to carry its international traffic of voice and data.

The five million clients served by iG, iBest and BrTurbo made Brasil Telecom Group the largest ISP within Latin America and one of the 15 largest Internet providers of the world in numbers of clients.

Brasil Telecom completed its strategy with the launching of its mobile operation, which took place in September 2004, when the Company developed some innovative offers initially advertised to the 10 million users of Brasil Telecom’s wireline network, who also subscribe 535.5 thousand broadband accesses.

BrT Serviços de Internet S.A.

Throughout the year of 2004, BrTurbo, a portal dedicated exclusively to broadband content, has been reformulated and given new functionalities and layout. Platform alteration brought technical and visual improvement, allowing for better navigation and interactivity. BrT Serviços de Internet, parent company of BrTurbo, established new partnerships during the year to review and manage the content, adding value to the portal.

In March, with the commercial launching of the BrTurbo Empresas, our efforts were also directed towards the small and medium enterprises segment. In order to meet the demands of a growing market, we launched many products: Presença Web, Webmail Empresarial, Comprova, Video Conference and BrTurbo VIP. The value added services enabled a 12% increase in 2004 ARPU (Average Revenue per User) when compared to 2003, despite the competition and the service penetration in classes with lower purchasing power.

In October, we were ahead with the launching of Turbo Vídeo, a service that brought a new concept of video on demand, making it possible to “rent” a movie with a single mouse click without leaving home.

The BrTurbo Asas offering, that uses Wi-Fi technology to provide high-speed internet access to occasionally mobile users, was extended to new localities with the expansion of the hotspots network. At present, BrTurbo Asas has national coverage, BrT Serviços de Internet has an owned network of 37 hotspots. Aiming at sales leverage, partnerships have been established with computer and Wi-Fi plate resale stores, which commissioned by access commercialized, conferred more capillarity to BrT’s sales points.

As a result, BrTurbo consolidated its leadership in Region II, reaching 266 thousand customers in 2004, a 146% increase when compared to the previous year. This performance represents a 50% share of Brasil Telecom’s Turbo customers.

Grupo BrT Cabos Submarinos

BrT’s system of submarine cables (ex-GlobeNet) is formed by the following companies: Brasil Telecom Cabos Submarinos (Holding) Ltda., Brasil Telecom Cabos Submarinos Ltda., Brasil Telecom of America Inc., Brasil Telecom Subsea Cable System (Bermuda) Ltd. and Brasil Telecom Venezuela S.A., all of them 100% directly or indirectly controlled by Brasil Telecom S.A.

BrT Submarine Cables Group consists of an optical fiber network of 22 thousand kilometers, with an installed capacity of 80 Gbps that can be expanded up to 1,360 Gbps, connecting the United States of America, Bermuda, Venezuela and Brazil.

During 2004, BrT Submarine Cables Group reduced operational costs, renegotiated agreements and developed new businesses in Venezuela, the Caribbean, the United States, Brazil and other Mercosur countries. In addition, the submarine cables granted Brasil Telecom the necessary autonomy to carry its international traffic of voice and data (including IP traffic), reducing interconnection and transport costs. Over 2004 only, Brasil Telecom saved US$ 8 million in renting expenses of international capacity. For 2005, the cost saving estimate is US$ 16 million.

MetroRED

In May, Brasil Telecom became the holder of 100% of MTH Ventures do Brasil Ltda. (“MTH”), with the signature of a US$ 51 million sale/purchase contract of the remaining 80.1% capital stock of MTH. The latter, in turn, controls 99.9% of the social capital of MetroRED Telecomunicações Ltda. (“MetroRED”).

MetroRED provides data center, Internet and data transmission services, being the first company in Brazil to bring the high quality performance and security of the optical fiber technology into offices. MetroRED’s current 1,600 km of long-distance network connects São Paulo, Rio de Janeiro and Belo Horizonte, besides 343 km of local network in those cities, reaching 636 buildings, with potential to reach into five thousand other buildings.

The integration process between MetroRED and Brasil Telecom, which occurred throughout 2004, led to synergies that resulted in opportunities of joint services sales, as well as in cost reduction, with the lease of facilities outside Region II, and in general, administrative and information technology expenses. The integration process made services more competitive in the remaining regions of the country, which perfectly matched Brasil Telecom’s strategy of expanding out of Region II. This process will be continued in 2005, and MetroRED will be marketed under the Brasil Telecom brand.

With a transport network technologically advanced and complementary to that of Brasil Telecom, MetroRED enabled the direct access to main corporate customers in the country, providing differentiated national and international coverage assistance, together with BrT Submarine Cables Group.

Vant

In May, Brasil Telecom became the holder of 100% of Vant’s capital, with the signature of a R$ 15.6 million sale/purchase contract of the remaining 80.1% capital stock of Vant Telecomunicações S.A.

Vant was the first Brazilian operator to offer services with a network totally based in IP – Internet Protocol technology. Present in the main Brazilian capital cities, Vant operates nationwide, offering a vast portfolio of voice and data products.

Like MetroRED, Vant had its processes integrated to those of Brasil Telecom throughout 2004, allowing for the exploitation of synergies.

iBest

iBest, 100% directly or indirectly controlled by BrT, has registered an expressive growth, mainly in Region II, where it is the market leader with an estimated market share of 43% at the end of 2004. With 1.6 million active users, iBest ranks as the second biggest dial-up access provider in Brazil. Throughout 2004, the provider generated 16.6 billion minutes and organized the most important Brazilian Internet award, with more than 25 thousand sites registered.

iBest plays a fundamental role for Brasil Telecom, by reducing the risk represented by the interconnection regime effective in the country, by fostering the traffic due to dial-up connection and as a channel for Brasil Telecom to commercialize data and voice services. It is worth mentioning the importance of dial-up Internet connection for the development of future broadband users.

iG

In November, Brasil Telecom concluded the acquisition of 24,467,923 shares from iG, representing about 63% of its total capital, for US$ 104.9 million. Since Brasil Telecom Participações S.A. already held, indirectly, about 10% of iG’s total capital, the Group assumed control of approximately 73% of iG, consolidating Brasil Telecom as the leading Internet provider in Latin America.

iG was the first Brazilian portal to offer free Internet access. Over the last years, iG’s business model evolved in a significant manner, and the portal started to generate revenues in publicity, e-commerce, broadband, content commercialization, traffic development and paid services, such as Internet connection accelerator, telephone support, premium e-mail, hosting services, among others.

iG is the biggest dial-up Internet provider in Brazil, with a market share of over 30%. In addition, it is also the biggest wireless content portal in the country. iG counts on more than three million active Internet access service users and 7.7 million active e-mail accounts.

The clients’ base of iG, together with iBest’s and BrTurbo’s, strengthened Brasil Telecom’s positioning in Region II, but also in Regions I and III. The five million clients served by these portals make Brasil Telecom the largest ISP of Latin America and one of the 15 biggest worldwide providers in number of customers. Additionally, those clients represent an opportunity of growth outside Brasil Telecom’s concession area with the sale of value added services. Just like iBest, iG plays a fundamental role in the development of future broadband customers.

Brasil Telecom GSM

In 2004, all the processes necessary for Brasil Telecom GSM’s start up were concluded, comprehending mainly the installation of network equipment and the integration of mobile telephony with the rest of Brasil Telecom Group’s products.

Brasil Telecom became then the biggest integrated telecommunication network in its concession area, which allowed for a vast offering of solutions in telecommunications, including fixed telephony, broad and narrow band accesses, dial up Internet, data transmission and mobile telephony.

The full launching of the mobile operations to the public occurred on September 26, with the publication of the benefits derived from the convergence – Único, Bônus Todo Mês, Amigos Toda Hora, Fale por Menos and Bumerangue 14 were widespread – and a smashing launching promotion: the “Pula-Pula”.

At the time of the launching, Brasil Telecom GSM already counted on 18 thousand monthly post-paid clients from Nosso Celular (“our mobile phone”) campaign, created in January, 2004, for the Group’s employees and people they recommended, which were allowed to purchase mobile phones under special conditions.

Products and Services

Brasil Telecom GSM offers three plan options: post-paid, pre-paid and control. In the latter, the customer pays a predetermined monthly amount, and purchases pre-paid credits when he/she needs a surplus of consumption.

Besides voice services, Brasil Telecom GSM’s clients can also count on value added services, such as data transmission via GPRS, and brand new services in the market, such as Mobile Banking, where a partnership between Brasil Telecom GSM and several banks, such as Banco do Brasil, allows for the access to balances, extracts and transfers between checking accounts. Among the main voice and data services and products offered by Brasil Telecom GSM are 102 online, calling ID, voice mail, integrated virtual answering machine, M-meeting, SMS, chat, messenger, news, entertainment, games, multimedia card, virtual album, WAP, ring tones, wallpapers and screensavers.

Launching Promotion

Unique and revolutionary, Pula-Pula was Brasil Telecom GSM’s launching offering. In its post-paid version, the amount of one monthly invoice is credited on the customer’s next month’s invoice, while in the pre-paid version the incoming traffic is converted into outgoing traffic to be used in the following month, provided one card per month is purchased. Pula-Pula is granted until 2010 for the clients that accepted the offering until the end of December.

With the convergence offerings and Pula-Pula, Brasil Telecom GSM became the first company in Brasil to offer a loyalty program in real time. The customer needs not to enroll in a program, or accumulate points, consult catalogues, order prizes. All he/she needs is to purchase a mobile phone from Brasil Telecom GSM to immediately start taking advantage of the convergence offerings and of Pula-Pula. Brasil Telecom GSM arrived to change the concepts of telecommunications in Brazil.

Owned Stores – One Stop Shop

Brasil Telecom GSM’s 16 owned stores, most of them located in malls in Region II, adopted an innovative concept in the Brazilian telephony market: one stop shop. This means that the Group’s entire portfolio of products and services is available at these stores: fixed telephony, ADSL, phone bill, CDs for free Internet installation, intelligent services, alternative packages with national and international tariffs (DDD and DDI), accessories, modem and even PCs. This initiative matches the wishes of the customers and explores the competitive differentials of an integrated telephony operation.

Sales Points

By the end of the year, Brasil Telecom GSM had 2,109 sales points, including 16 owned stores, 48 kiosks, 800 exclusive, non-exclusive and corporate authorized agents and 1,300 resellers in the main retail chains.

Roaming

The mobility of Brasil Telecom GSM’s customers is not limited to Region II, but also extended to the other regions of the country. In the states of Minas Gerais, Rio de Janeiro, Espírito Santo, Amazonas, Amapá, Pará, Roraima, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí and Maranhão, no additional is charged for calling and more advantageous tariffs are available, thanks to an operational agreement signed by Brasil Telecom GSM with one of the mobile operators in that concession area.

Risk Factors

Regulatory Risk

Brasil Telecom operates in conformity with the concession agreements and authorization terms settled with Anatel, the Brazilian communications agency, as well as with the sector’s legal and regulatory, general and specific provisions, some of which require the compliance of universalization and quality targets, while others establish the conditions for tariff adjustments and the relationship between the operators. Any change in the rules originally established can negatively affect the business. Therefore, Brasil Telecom follows the regulation evolution, acting pro-actively in order to minimize the regulatory risk.

Market Risk

Brasil Telecom has 36.9% of its total gross revenue proceeding from local service. The trend of partial fixed-mobile traffic substitution is a reality Brasil Telecom is duly dealing with. Several actions are underway, such as the creation of new products and services aiming at the maintenance of local traffic. Furthermore, Brasil Telecom has launched its mobile operation to guarantee that part of the fixed traffic that is expected to be substituted by mobile traffic continue to be routed by Brasil Telecom’s network.

Competition Risk

The telecommunications sector becomes more and more competitive each year, particularly in long-distance telephony, mobile telephony and data transmission. Brasil Telecom has an expressive share in the local and long-distance fixed line markets. With regard to the mobile telephony, the Company launched its operation by the end of September, and in only 3 months of operation it reached a 3.2% market share in Region II, a result both of a strategy based in convergence and of the launching of revolutionary products. In so doing Brasil Telecom intends to reduce the effects of the fixed-mobile migration.

The technological evolution, basically related to the introduction of voice services based on IP protocol (Voice over IP or VoIP), also increases competition as new entrants operate in this market. Therefore, Brasil Telecom owns IP services technology and offers solutions as PABX Virtual Net and Vetor to the corporate market. Additionally, the investments in infrastructure made by Brasil Telecom in the last years put the Company ready to provide the most sophisticated services to all segments of clients. Besides, commercial and administrative actions were taken by Brasil Telecom before Anatel in order to avoid illegal practices that could be adopted by companies, which are not authorized to operate in this sector.

The Company permanently seeks operational efficiency and excellence in customer relationship, which are fundamental factors to consolidate its prominent position in Region II.

Financial Risk

Brasil Telecom carried a consolidated debt of R$ 4,708.2 million at the end of December, out of which 81.8% were allocated in the long term. Independently from expanding cash generation, the Company adopts a conservative policy in the use of third party resources, mainly foreign currency denominated debt. From the total debt, R$ 1,522.3 million was U.S. dollar, yen and currency basket denominated debt, but Brasil Telecom uses hedging operations to protect 50.4% of this amount.

With regard to the interest rate paid on its loans, Brasil Telecom is placed in a privileged position, considering that the average annual cost of its debt is equivalent to 68.7% of the Domestic Interbank Rate.

Operational Risk

With the purpose of protecting its assets, Brasil Telecom buys specific insurances, such as the Insurance on Operational Risks and Disruption to Earnings. The Operational Risk Insurance provides coverage to all assets against material damage caused by fire, lightening, explosion, windstorm, theft, flooding, water damage, etc. In order to assure the replacement of its assets, the Company monthly updates the amount of lines installed by branch and their respective value.

Losses resulting from interruption or interference in the running of the business, caused by any possible material damage, are covered by the Disruption to Earnings policy.

The civil responsibilities of the directors and officers of Brasil Telecom Group are covered by the D & O (Directors and Officers) policy, contracted by Brasil Telecom Participações S.A., which indemnifies third parties up to the maximum limit amount insured, in case of a failure of the Company’s management is confirmed.

Policy	Insured Assets	Covered Amount (million)
Operational risks	Buildings, machinery, equipment, premises, call centers, towers, infrastructure, information technology equipment	R$ 11,745
Disruption to Earnings	Fixed expenses and net earnings	R$ 7,371
Guarantee of contractual obligations	Compliance with concession agreements	R$ 121
D & O – Directors & Officers	Management Responsibility	US$ 15
General Civil Responsibility	Material and personal damages to third parties	R$ 10
General Civil Responsibility	Moral damages to third parties	R$ 2

Competition

Six years after the privatization of the Brazilian Telecommunications sector, lines in service have doubled and competition for more attractive customers became even more driven. Against this scenario, where companies act in a similar way, the competitive differential lies on the capacity to provide customers with complete solutions. For that reason, Brasil Telecom became a multi-provider of telecommunications services, aiming to be recognized as a Company that anticipates market opportunities and fully meets its customers’ needs.

Local Fixed Telephony

Brasil Telecom’s dominant position in local fixed telephony market is due to the network capillarity, to the quality of products and services provided, and to the competitive prices. Although the expansion of the mobile plant provokes a dispute for local traffic, Brasil Telecom’s predominance was maintained all over the year, while the market share reached 95%.

Domestic Long Distance Fixed Service

Today we are the leader in domestic long-distance intra-regional telecommunications market. In the last quarter of 2004, we achieved an estimated average market share of 91.2% in the intra-sector segment and of 82.3% in the intra-region segment.

After entering the inter-regional and international long-distance markets, on January 19, 2004, Brasil Telecom has continuously increased its share in these markets, due to the vast advertising campaign of its carrier selection code, the strength of its brand and the competitive price policy. This allowed us to reach a 48.9% average market share in the inter-regional segment and approximately a 26.6% average market share in the international one in the last quarter of 2004. Competing in long distance services, both national and international, is a difficult task, as Anatel grants many authorizations and licenses to newcomers.

Data Transmission

The data transmission market has shown to be promising, awakening more and more the interest among companies. Brasil Telecom’s stake in this market has grown mainly due to the sales of ADSL access and network services. It is worth mentioning that Brasil Telecom achieved the goals established for the year, reaching 535.5 thousand ADSL accesses in service by the end of December, thus allowing us to keep our leadership in our concession area.

Mobile Telephony

In spite of being the last one to arrive in Region II, Brasil Telecom GSM bets in its success due to the synergies existing between mobile and fixed operations. Brasil Telecom is the only Company in the Region with capacity to develop a strategy based on convergence, the prevailing movement worldwide. Moreover, we have a renowned brand, we count on a team with expertise in the mobile market, and we offer innovative products.

Strategic Priorities

Through the acquisition of assets, investments in technological evolution and launching of innovative products, Brasil Telecom consolidates the basis necessary to convergence, a strategic priority of the Company. Thus, in order to strengthen its positioning as an integrated telecommunications provider, the Company invests in a differentiated relationship with the customer, as well as in operational excellence.

Our national leadership in dial up Internet has recently been consolidated through the acquisition of iG, Latin America’s largest ISP in number of users. The portal has the largest audience in the Brazilian Internet market. With this, Brasil Telecom gains content and expertise in e-commerce and hosting.

In Region II, digital inclusion is a reality since 98% of Brasil Telecom’s lines in service allow for dial up Internet access, and the addition of approximately one thousand new ADSL accesses per day has practically doubled Brasil Telecom’s base of broadband subscribers.

In data transmission, the integration of MetroRED operations assured the continuous growth of our market share. The Cyber Data Centers and BrT Submarine Cables Group’s international infrastructure strengthened Brasil Telecom’s positioning as a telecommunications multi-provider. At present, the Company is a reference in telecommunications integrated solutions.

Once more Brasil Telecom has led a market revolution, pioneering the launching of a mobile operation totally integrated to the fixed one, surprising the market by conquering 622.3 thousand customers in only three months of operation.

Internally, the endeavors towards excellence in customer relationship continue and restructuring the customer service channels is one of the main tools to increase users’satisfaction. Actions such as improvement of operational processes, cost reduction and gradual evolution of the network, aiming at optimizing the existing infrastructure supplement Brasil Telecom’s priorities.

To remain ahead of competition and to keep providing the Brazilian market with the most advanced telecommunications technology, Brasil Telecom will continue to innovate in the development of products based on new technologies – as VoIP – and in network integration. With this strategy, the Company intends to increase its ARPU, while shielding the market against competition.

Network

Brasil Telecom’s network infrastructure is a model of operational efficiency that assures flexibility and quality in services rendered by using last generation technological resources.

The evolutionary process of the network infrastructure was based on a converging model of services and applications following the concept of sole network, with the necessary flexibility to render different services of fixed or mobile telephony, voice, data or image to any customer, anywhere, anytime.

In this sense, Brasil Telecom hired a revolutionary structure of services and applications development in 2004 that will mark its entry into a new era of telecommunications services. It is about the Service Creation Environment, the final element that definitely supplements Brasil Telecom’s Next Generation Network. In this new structure, whose operation is forecasted for 2005, the new services will be implemented in a centralized way and will be homogeneously and fast available to any user of the telecommunications network. Furthermore, as this structure works with open market standards, services may be developed and implemented by a much larger range of suppliers. One should point out that in this type of architecture there is no need of different networks for different services, which allows for shared and consequently optimized use of network resources.

The transport and access layer to Brasil Telecom’s network continues to develop in terms of capillarity of broadband accesses as well as in traffic capacity. In 2004, equipment with larger processing capacity was implemented in the core of the network, which will allow for the launching of broader band services. At the same time, the access network will have its own satellite platform, thus enabling the offer of voice and data services in locations that are remote or non-accessible to the owned conventional networks in and out of Region II.

In 2004, Brasil Telecom initiated the implementation of the first DSLAM IP/Ethernet, equipment that concentrates the ADSL accesses. The network is prepared to provide support to technologies such as ADSL 2+, which will permit the offering of faster services. The implementation of MetroEthernet access network was initiated to fulfill new demands.

During 2004, Brasil Telecom added security systems to its IP network in order to avoid and void the effect of attacks and increase the network reliability.

One of the major challenges for Brasil Telecom in 2004 was to implement in a short time period its mobile network, which uses the most advanced cellular technology, integrated with the fixed network. In this project the following assumptions were considered:

  1,800/900MHz GSM technology for voice;
  GPRS/EDGE technology – General Packet Radio Service/Enhanced Data rates for GSM Evolution for data;
  guarantee of technological evolution;
  sole voice core distributed in an initial topology of three MSCs – Mobile Switching Center divided in regions according to each region’s level of interest on traffic;
  HLRs – Home Location Register geographically separated, assuring security and flexibility;
  sole data core;
  access network distributed in 626 locations served by 1,632 Base Radio Stations;
  GPRS coverage in 100% of served locations;
  sharing of the existing infrastructure;
  integration with the fixed network platforms.

As a result of the discerning plan for convergence between fixed and mobile networks, Brasil Telecom is launching exclusive and value added converging services, with competitive differential.

Universalization Targets

During 2004, Brasil Telecom accomplished all universalization targets established in the General Plan of Universalization Targets, including one-week activation of individual access.

Quality Targets

Brasil Telecom met or surpassed the quality targets established by Anatel in the 420 measurements occurred throughout the year, except the rate of originated local calls completed –night and the rate of originated local calls not completed – night, once there was a congestion in January, due to problems of the route crossing point of the network of mobile operators, as shown in the table below:

Quality Goals

Indicators
QUALITY OF SERVICE	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
Rate of obtaining dialing tone with a maximum waiting period of 3 seconds (target of 98%) - Morning	99.96	99.96	99.97	99.97	99.96	99.98	99.98	99.95	99.92	99.96	99.95	99.96
Rate of obtaining dialing tone with a maximum waiting period of 3 seconds (target of 98%) – Evening	99.97	99.96	99.97	99.97	99.97	99.97	99.98	99.96	99.95	99.96	99.96	99.95
Rate of obtaining dialing tone with a maximum waiting period of 3 seconds (target of 98%) – Night	99.97	99.96	99.97	99.98	99.97	99.98	99.99	99.95	99.98	99.96	99.97	99.97
Rate of local calls completed (target of 70%) - Morning	73.24	73.58	72.38	72.03	72.22	73.25	72.88	71.91	72.19	71.41	71.55	71.10
Rate of local calls completed (target of 70%) - Evening	73.73	73.74	72.36	72.47	72.63	73.37	72.66	72.33	72.61	71.89	71.60	71.02
Rate of local calls completed (target of 70%) – Night	68.84	71.99	71.22	71.17	71.23	72.36	71.83	71.73	71.36	70.80	71.22	70.45
Rate of local calls not completed (target of 70%) – Morning	1.23	0.89	0.90	1.07	1.38	0.67	0.77	0.99	0.81	1.04	0.99	0.90
Rate of local calls not completed (target of 70%) – Evening	1.48	1.05	1.39	0.97	1.08	0.76	0.66	0.97	0.85	1.03	1.05	1.26
Rate of local calls not completed (target of 70%) – Night	5.82	3.09	2.51	2.31	2.74	1.19	1.37	1.88	1.24	2.43	1.73	1.75
Rate of DLD calls completed – consolidated amount - (target of 70%) – Morning	71.79	71.98	70.93	71.04	72.26	72.05	72.21	72.28	72.49	71.61	71.46	72.02
Rate of DLD calls completed – consolidated amount - (target of 70%) – Evening	71.97	72.09	71.82	71.65	72.53	72.98	72.71	72.34	72.56	72.84	71.22	72.14
Rate of DLD calls completed – consolidated amount - (target of 70%) – Night	70.06	71.20	71.15	71.15	71.74	72.14	70.87	71.68	71.41	71.41	71.83	71.11
Rate of DLD calls not completed due to congestion – consolidated amount - (target of 4%) - Morning	2.04	1.64	2.71	2.18	1.88	1.94	1.51	1.47	1.39	1.76	2.23	1.66
Rate of DLD calls not completed due to congestion – consolidated amount - (target of 4%) – Evening	1.61	1.90	1.63	1.45	1.64	1.21	1.27	1.92	1.87	1.33	2.47	1.79
Rate of DLD calls not completed due to congestion – consolidated amount - (target of 4%) – Night	3.33	2.27	2.77	2.15	1.68	1.34	3.03	1.85	1.41	2.57	1.43	1.79
REPAIR REQUESTS
Rate of repair requests per 100 accesses of PSTN (target of 2%)	1.40	1.31	1.45	1.44	1.46	1.35	1.38	1.42	1.51	1.55	1.47	1.42
Rate of attending repair requests from residential users within 24 hours (target of 97%)	99.62	99.61	98.60	97.85	99.50	99.54	99.56	99.59	99.62	99.30	99.39	99.37
Rate of attending repair requests from non-residential users within 8 hours (target of 97%)	99.34	99.27	98.31	98.04	99.20	99.38	99.22	99.03	98.99	98.65	98.73	98.43
Rate of attending repair requests from public utility service providers in up to 2 hours (target of 98%)	100	100	100	100	100	100	100	100	100	100	100	100
CHANGE OF ADDRESS REQUESTS
Rate of attending change of address requests from residential users in up to 3 working days (target of 97%)	99.88	99.88	99.82	99.88	99.90	99.90	99.75	99.87	99.89	99.89	99.63	99.76
Rate of attending change of address requests from non-residential users in up to 24 hours (target of 97%)	99.31	99.43	99.52	99.09	99.34	99.40	99.18	99.39	99.35	99.30	98.97	98.96
Rate of attending change of address requests from public utility service providers in up to 6 hours (target of 98%)	100	100	100	100	100	100	100	100	100	100	100	100
ATTENDANCE BY PHONE
Rate of attending by phone a PSTN user in up to 10 seconds (target of 94%) – Morning	99.56	99.53	98.48	97.35	99.70	99.71	99.70	99.57	99.24	99.09	97.99	99.69
Rate of attending by phone a PSTN user in up to 10 seconds (target of 94%) – Evening	99.70	99.59	99.27	99.29	99.54	99.64	99.68	99.60	99.77	99.49	99.23	99.47
Rate of attending by phone a PSTN user in up to 10 seconds (target of 94%) – Night	99.21	98.99	99.07	98.83	99.85	99.67	96.77	99.53	99.79	99.91	99.88	99.70
PUBLIC PHONE QUALITY
Number of repair requests for public phones per 100 public phones (target of 10%)	8.06	7.06	7.19	6.86	7.62	6.69	6.93	6.49	6.34	5.32	4.31	7.45
Rate of attending public phones’ repair requests in up to 8 hours (target of 97%)	99.45	99.58	99.28	98.87	99.26	99.47	99.57	99.49	99.30	99.25	99.01	98.70
ACCESS INFORMATION CODE TO THE USER
Rate of access information code to user answered in up to 30 seconds (target of 97%)	98.03	98.02	98.03	98.19	98.31	98.74	98.94	99.08	99.22	99.17	98.59	98.78
ATTENDANCE TO USER CORRESPONDENCE
Rate of attending correspondence from users in up to 5 working days (target of 100%)	100	100	100	100	100	100	100	100	100	100	100	100
CUSTOMER CARE
Rate of providing personal attendance to user in up to 10 minutes (target of 95%)	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
BILL ISSUANCE
Number of bills with error complaints per 1,000 bills issued – local calls (target of 2%)	1.74	1.61	1.90	1.81	1.92	1.78	1.91	1.93	1.91	1.93	1.94	1.96
Number of bills with error complaints per 1,000 bills issued – DLD calls (target of 2%)	0.29	0.26	0.44	0.47	1.37	1.59	1.65	1.57	1.56	1.55	1.54	1.55
Number of bills contested with refunds to users – local calls (target of 97%)	100	100	100	100	100	100	100	100	100	100	100	100
Number of bills contested with refunds to users – DLD calls (target of 97%)	100	100	100	100	100	100	100	100	100	100	100	100
NETWORK MODERNIZATION
Digitisation rate (target of 95%)	99.19	99.27	99.29	99.30	99.31	99.52	99.60	99.60	99.60	99.72	99.72	99.72
Total number of targets met (target of 35)	33	35	35	35	35	35	35	35	35	35	35	35

N.A. = Not Applicable

Information Technology (IT)

Agility, flexibility and availability are technological strategic guidelines that lead IT actions in the search for convergent solutions that meet business needs. The implementation of new systems during 2004 was driven towards the following corporate targets:

  customer relationship, acquisition and loyalty;
  commercialization of new products and alternative plans;
  integrated offering;
  value added solutions;
  loss reduction; and
  operation optimization.

Besides supporting the fixed telephony operations and the other business segments of Brasil Telecom, such as Internet and Cyber Data Center, the IT systems started to support the mobile telephony operation, accomplishing the technological convergence.

Another item in last year‘s corporate schedule was to integrate of the companies acquired by Brasil Telecom. Thus, part of the IT actions consisted of extending the systems that assist Brasil Telecom, such as ERP – SAP, billing and CRM - Customer Relationship Management, to MetroRed and the other companies.

The main IT projects developed in 2004 are summarized below:

Launching Brasil Telecom GSM

The launching of Brasil Telecom GSM was the largest project carried out by IT in 2004. Unique in Brazil, its objective was to prepare the mobile telephony operation to be performed from the platforms previously used in fixed telephony, considering services and products convergence.

All activities of the project were directed by a Plan of Releases, focused initially on the launching of the operations and, then, on the incremental inclusion of functionalities. Based on this Plan, business management systems (commission, subsidies, business portal, ERP, logistics), relationship with customers (assistance, sales, agreements), revenue processing (billing and collection) and network management (provisioning, failure and performance management) were adapted.

Due to the peculiarities of the mobile telephony market, systems that did not exist in the fixed telephony operation were implemented: logistics, distribution and sales of mobile telephones. In this process, it is worth mentioning the implementation of the stores system, built to support 16 owned stores and 37 kiosks in fast sales, daily activity and cash operation activities, besides retail and corporate channels.

The complexity of this project reflects on some numbers: 223 processes mapped, more than 5,000 functional requirements and 62 agreements managed. A total of 57 systems were developed or modified to meet the needs of the new operation, including the implementation of platforms of convergent services as MMS, SMS and pre-paid.

It was also part of this project the structuring of the new call center in Campo Grande, with 400 positions to assist the mobile telephony operation. An integrated infrastructure was made available with the other call centers, using VoIP technology, with the objective to guarantee a sole and differentiated assistance.

This project was crowned with the absolute success in the launching of integrated products and daring plans by BrT GSM. The stabilization of the platform that supports BrT GSM was carried out in a very short time period between the launching and the large sales volume at the end of the year, what made possible the surpassing of the objectives.

To guarantee this stabilization and the necessary adjustments and, still, reduce the time inherent to the learning curve of a team in using new processes and systems, two actions showed to be fundamental: the qualification of the personnel from the call center and stores and the monitoring in real time of the performance of all implemented applications.

Convergent Invoicing

Brasil Telecom is committed to introducing a new invoicing solution, since greater speed and flexibility in the configuration of products, services and tariff plans will permit the Company to operate with agility and efficiency in different business and market segments.

The strategy adopted does not discard the existing systems, but combines the best features of the two worlds. While the new solution assists the valuing and invoicing processes, part of the system inherited will continue to exist to fulfill specific requirements of the Brazilian legislation.

During 2004, the new solution was introduced to the Corporate, SOHO and Government markets, making the collection process more flexible. In 2005, the solution will be extended to customers from the Entrepreneur and Residential market.

The functionalities of the invoicing solution were also fundamental to allow for the launching of differentiated plans and convergence, both strategic items in the launching of Brasil Telecom GSM.

CRM (Customer Relationship Management)

Seen as an essential project for a service provider, CRM aimed at improving customer relationship on the basis of the excellence in assistance. At BrT, the introduction of CRM includes assistance and sales modules, besides the whole catalogue of products.

During 2004, investments in CRM were directed towards the introduction of new products and functionalities. CRM also provides assistance to mobile customers in a convergent way, as well as to Corporate, Entrepreneur and Government segments.

The full functioning of CRM will make possible a unique view of the customers’ needs. Thus, Brasil Telecom guarantees customer’s satisfaction and consequently reaches better efficiency in sales and lower churn rates.

Provision

The system concerns optimization of the provision processes and guarantee of the service delivery.

In 2004, the efforts were directed towards the introduction of the new version of the system, which leaded to a gain in performance of more than six times. Additionally, the automation of the IP products family, Frame Relay, ATM, SLDD and Frame Relay Interlan, has been concluded. Compared to the moment right before its implementation, the time to install the Frame Relay was reduced by 17.8 hours (47.1%); as for the ATM, by 6 hours (22.5%); and for the SLDD by 7.5 hours (30%).

All GSM platforms were connected to Provision and from then on started to use the same automated process of service delivery.

Business Intelligence

Aiming at supporting the Company’s initiatives in customers’ retention, marketing actions and campaigns were reinforced in 2004, based on the improvement of the BI features. Throughout the year, BI’s techniques were focused on:

  the identification of clients to advertise ADSL, value added services (caller ID, virtual answering machine) and mobile accesses;
  the identification of customers to develop retention actions, like the Ligue-Ligue 14 and DLD offers;
  the analysis of customer behavior to support the development of new prducts, as PABX Virtual Net and TvFone;
  the identification of competitors’ customers in order to offer products and services.

Service Quality Guarantee

Brasil Telecom has been steadily investing in systems that aim at improving the monitoring level and the treatment of network failures, which guarantee the quality of services provided. Nowadays, the Company counts on the following assistance features:

  failure management system covering 100% of the data network;
  management of the entire life cycle of the failure in the network and/or customers’ claim (FIX), already available for Frame Relay, ATM, SLDD and EILD products;
  solution to guarantee compliance with the service level requirements agreed with the customer (SLA/SLM). The customers have access to detailed information on the quality level of the service purchased, on a web portal;
  monitoring of optical network degradation and failure (SGRO), covering the whole of Brasil Telecom’s operation in its concession area, resulting in advantages such as the reduction of the time needed to find a fiber rupture from 3 hours to 3 minutes and the time to perform a repair from 24 hours to 5 hours and 40 minutes.

Call Center

In 2004, Brasil Telecom elected Customer Relationship as a priority, which resulted in the modernization and expansion of call centers. The greatest challenge was to implement the concept of a convergent call center, able to respond, in a transparent manner, to any customer (wireline, mobile, broadband) independently of the location he/she calls and of the phone he/she uses (public, mobile or fixed phones). The investments carried out made the following results possible:

  implementation of a new call center to support Brasil Telecom GSM;
  expansion of the platforms to unify 800 and the multi-skill assistance;
  updating the call centers;
  checking the assistance by the Audible Answering Unit, improving the customer interface and making available new functions of self assistance, thus increasing the number of users assisted automatically by the unit. At present, 40% of the total calls originated from mobile and fixed customers are automatically answered.

Revenue Assurance

In 2004, the acquisition of the FMS - Fraud Management System allowed the evolution in the activities of fraud prevention and monitoring which enabled include two new more acting fronts. The first one was based on the identification of fraud events through configurable rules and limits to recognize the traffic behavior changes. The second one involved a tool that enabled a real time monitoring of calls and public phones with fraud profile.

Those tools allowed the intensification of actions to combat frauds in public phones and a significant reduction in interconnection costs due to fraud.

File Reconciliation

The improvements implemented in the process of traffic reconciliation guarantee Brasil Telecom a loss reduction. The processing capacity has been increased from 200 to 800 million CDRs (Call Detailed Records) and the extraction time of CDR samples has also been reduced from 15 days to 24 hours, due to the hiring of new features. This action supported and facilitated the negotiation of interconnection liabilities with other operators.

SOC (Security Operation Center) – IT and Network Security

Several benefits were achieved since the actions carried out were focused on IT and network security, especially with the implementation of a security operation center:

  permanent monitoring of BrTurbo and iBest. No attempt of invasion in those providers succeeded in 2004;
  worm and virus minimization in BrTNet and Multiserviço data networks thanks to anti-virus and traffic control and due to the users’ actions of prevention and awareness;
  identification and reduction of losses occurred due to SPAM practices;
  combating crime and bank frauds committed against BrT’s and subsidiaries’ users;
  checking and monitoring of vulnerabilities in providers and elements of the network; and
  fast and effective response to the misuse of BrT’s resources, brand and image on the Internet.

Operational Improvements

To provide services with quality and efficiency, one of the strategic goals of Brasil Telecom motivated a group of actions carried out in 2004:

  implementation of the best practices in IT operational procedures, based on ITIL model – IT Infrastructure Library. This action resulted in improvements in the internal quality of the data center services, acknowledged by the users;
  implementation of the VoIP system, connecting more than one thousand lines in BrT’s headquarters in Brasilia, offices in Rio de Janeiro, São Paulo, Minas Gerais and in the call center of Mato Grosso do Sul.

Marketing

Entrepreneur and Residential Markets

Creating the concept of customer-entrepreneur, for liberal professionals and micro-entrepreneurs, has placed Brasil Telecom in a unique position in the telecommunications sector, providing adequate solutions for each customer profile. Brasil Telecom’s actions in the Residential and Entrepreneur segments had the increase of the average ticket and the retention of customers as goals, via differentiated assistance, traffic incentive and new services offering.

In 2004, plans of additional franchising were launched (50, 100 and 150 pulses), where the client expands the value of its franchising, acquiring packages of pulses. In this way, Brasil Telecom encourages the local traffic consumption and guarantees additional revenue. The traffic was also stimulated with the expansion of partnerships with content providers, via voice chat, Ligue Serviços, and with local radio stations and television networks.

The intelligent services offering resulted in an 18.1% increase in revenues compared to 2003. It is worth to point out the caller ID, that presented a growth of 47.7% compared to 2003, reaching a base of 1.4 million active services.

For low-income customers, LigMix offering has been consolidated. LigMix permits the customer to control his/her expenses with fixed telephony. By the end of 2004, there were 408.3 thousand LigMix service at Brasil Telecom’s plant.

In order to make customers from both Entrepreneur and high consumption Residential markets loyal, a differentiated assistance was implemented in the call centers, with teams, offerings and scripts adequate to the profile of this type of customer.

Small and Medium Enterprise Markets

During 2004, Brasil Telecom carried out actions that brought significant results to the SME market. The stake in the long distance market grew, with prominence for the inter-regional segment, whose goal defined for the year was surpassed by September. The data transmission products sold reached a 30% penetration, with increase of the number of accesses in InterLAN and IP Turbo services. Promotional actions resulted in sales of over one thousand units of PABX 14 in 2004.

The positive results show that Brasil Telecom was right in keeping and improving partnerships with its Authorized Agents. During the year, qualification systems were developed so as to guarantee speed, precision and quality in assisting this market. The Authorized Agents increased sales volume by 33% in 2004, being responsible for about 70% of total sales to the SME market, compared to 60% in the previous year.

Public Telephony Market

It is a fundamental market to assist low-income people. Brasil Telecom had a growth of 21.4% in the gross revenue of public telephony. The better performance resulted from the acquisition of market share in long distance traffic out of Region II, the consolidation and improvement of the card distribution system, and the adjustment of distribution channels.

Corporate and Government Markets

Brasil Telecom kept its aggressive policy with the corporate and government market, obtaining a 15% growth in gross revenue in 2004, especially regarding data center, voice and data transmission services. Remaining as market leader is mainly due to developing and offering new products. The Company sought to emphasize relationships and to develop customized solutions, which led to earning customer’s loyalty. In the same spirit of leadership consolidation, Brasil Telecom participated in 1,140 bid competitions and was the successful bidder in 83% of them.

The integration of MetroRED provided a better customers’ assistance in São Paulo, Rio de Janeiro and Minas Gerais. Willing to increase its presence in the national territory, BrT implemented new points in the Northeast region, more specifically in Fortaleza, Recife and Salvador. We should point out the international connectivity made available through the acquisition of GlobeNet system.

CyDC (Cyber Data Center)

According to the concept of full corporate solution provider, Brasil Telecom Group maintained its policy to offer data center services through its six CyDCs, located in Porto Alegre, Curitiba, São Paulo, Rio de Janeiro and Brasília.

Differently from what happened in the recent past, when the market unduly bet on the growth of the data center, based on applications mainly focused on the Internet, BrT planned its expansion in this market, consciously, aiming at assisting Corporate and Government market’s demand for solutions to reduce IT costs, offering services such as outsourcing, site backup, hosting and collocation, exploring capillarity, connectivity and convergence.

Seeking to offer data center services and products in Brasilia, Brasil Telecom implemented Latin America’s most advanced data center with a final capacity of 10 thousand square meters, matching the strictest international standards for security and joint availability. The new CyDC provides very high speed connections for Internet, redundant energy sources, anti-fire systems and surveillance structure.

Broadband

Following the world market trends, Brasil Telecom pays special attention to the Broadband market, developing offerings that enable the fast expansion of the subscriber base. Therefore, Brasil Telecom has constantly invested in the improvement of service quality, network support, coverage and mainly in the expansion of the narrow-band customers’ base, the future broadband customers.

As a result of this strategy, Brasil Telecom reached 535.5 thousand ADSL accesses in service, in 1.117 locations, which represented a 89.9% growth in the number of ADSL accesses in service of 2003.

New Products and Services

Número Único Nacional: allows the receiving of calls in one sole access number, in 4002-MDCU format, in up to 23 locations of Brazil. Launched in April, the Número Único Nacional is meant for customers that need distributed or centered telephonic assistance with phone sales, phone banking, cards validation among others. The service also assists customers that make available remote dial-up access in their data bases for consulting or updating information.

PABX Virtual Net: Brasil Telecom developed new facilities in the PABX Virtual Net, using NGN, network that allows for the integration of handsets from different technologies, regardless of their location, into one extensive and sole virtual network, with all the facilities a PBX can offer. This service, meant to companies of any size and segment, allows its users to completely outsource telephony services, assuring the access to last-generation technologies, flexibility in assistance and reduced telecommunications investments and expenses.

Ligue Ligue Brasil: a HCD - Home Country Direct service, that allows anyone traveling abroad to make collect calls to Brazil. The access is made through toll free numbers available in countries where the service was launched. The objective is to deliver the same level of service provided domestically by Brasil Telecom, yet reinforcing the presence of the Company as an ILD provider.

IPL - International Private Line: dedicated line service with international coverage, which grants maximum security and efficiency in data transmission, voice and multimedia, at any speed and for any amount of information. This solution was launched in November, being directed to the Corporate, Government and SME markets that demand connectivity between Brazil and the United States.

Turbo Vip: product developed to assist small and medium enterprises that operate critical internet applications via residential access networks. Realizing the lack of products for small enterprises, Brasil Telecom developed a lower-cost product with both band and SLA – Service Level Agreement compatible with the needs identified, thus increasing its stake in this market in about 40% in terms of monthly sales volumes.

TVFone: as an alternative to TVFone Flat, Brasil Telecom service that enables the integration between telephones and TV sets by means of the ADSL technology, the new service, launched in October, seeks to assist customers with lesser needs of connections and talking time. This grants a lower monthly subscription fee compared to that of TVFone Flat.

Bônus Todo Mês: launched by Brasil Telecom GSM, allows the customer to choose a fixed line from Brasil Telecom to earn up to 200 minutes of free calls to any other local fixed line every month.

Bumerangue 14: allows the Brasil Telecom GSM customer to earn every month the minutes used in long-distance calls with the CSC “14”, to be used in local calls originated in BrT GSM’s mobile accesses to Brasil Telecom’s fixed lines or mobile accesses.

Amigos Toda Hora: allows the Brasil Telecom GSM customer to select up to 14 numbers, in the post-paid version, to call from his mobile, at any time, day and night, for only R$ 0.10/minute, net of taxes. The numbers selected can be either any operator’s fixed-line phones or Brasil Telecom GSM mobile phones. In the pre-paid version, seven numbers can be chosen, provided one of them is a fixed line number.

Único: pre-paid integrating mobile phone, fixed line and public phone. The customer purchases pre-paid credits to his pre-paid mobile phone, but can also use them to make calls from fixed lines, including public phones, by calling an 800 number and informing the destination number. The cost of the call is subtracted from the credits and the tariff charged is cheaper than that from the pre-paid phone. It is also the only one that offers free credits in SMS for each recharging, in all cards.

Fale Por Menos: this promotion, valid for up to 14 months, allows the Brasil Telecom GSM customer to pay less, when calling from a Brasil Telecom fixed line to a Brasil Telecom GSM mobile phone. To call other operators’ mobile phones, the cost for the customer is at least 60% higher at anytime.

Tariff Readjustment

On June 30, 2004, Anatel authorized the tariff readjustment for the PSTN companies, according to the criteria and conditions established by the Local and DLD Concession Agreements, effective as of July 2, 2004. The Basic Local Plan had an average readjustment of 6.89%, whereas for the DLD Basic Plan the tariffs had an average readjustment of 3.20%.

In addition, in the second semester of 2004 the recovery of the difference concerning the readjustment not fully applied in 2003, due to the temporary decision issued by the Public Federal Ministry’s, was authorized. After the final judgment, two other readjustments were applied in 2004, aiming at recovery, as shown in the table below.

Average Tariff Readjustments – Basic Plan

Plan	07/02/04	09/01/04	11/01/04	2004
Local	6.89%	4.35%	4.17%	16.19%
DLD	3.20%	4.78%	4.56%	13.06%

Customer Relationship

Giving continuity to the improvement and expansion project of the relationship channels, Brasil Telecom elected 2004 as the year of customer relationship. For that, Brasil Telecom put together each of its employees in the Conte Comigo campaign, with the objective of making them sensible to the main premises that guided the Company’s business plan: “Each contact is seen as an opportunity to add value to the customer and to BrT” and “The relationship with the customer is a competitive differential”.

Innumerous actions were developed in 2004, such as:

  unification of different access numbers to call centers;
  general review of the processes and procedures in customer relationship, focusing on the solution of problems presented in the first contact;
  implementation of a weekly satisfaction survey panel in the call centers, assessing the quality of assistance in a systematic and continuous manner;
  review of the call centers attendants monitoring procedure, allowing better assessment of the quality of assistance;
  expansion and improvement of self-assistance channels: Unit of Audible Response, website and self-assistance terminals;
  release of Canal Brasil Telecom magazine with the objective of sending the customers quality information on telecommunications market trends and product and service portfolio of the Group;
  promotion of meetings with customers of the most different segments of the Corporate and Government markets, with the objective to understand the value chain of each one;
  creation of a differentiated assistance for Entrepreneur market and small enterprises in the call centers;
  qualification of the Authorized Agents through an Agent Certification program, which includes the validation of their facilities, as well as, the qualification of their employees.

Throughout the year, 499 million contacts were made through many relationship channels.

Face-to-face Assistant

Brasil Telecom offers 2.4 thousand points of face-to-face assistance in its concession area, distributed in own stores, authorized agents, post offices and lottery houses.

With the launching of its mobile operation, Brasil Telecom became pioneer in adopting convergent assistance in its stores, i.e., assist the customer of wireline and mobile telephony or the broadband subscriber in a single place, guaranteeing better comfort and agility to all users.

Investments have been made in the opening of new points of assistance, as well as in the improvement of the existing ones, through refurbishing the stores, adaptation of the infrastructure system, qualification of the assistants and standardization of the assistance processes.

Throughout the year, more than 12.5 million on-line consultations and 9 million payments were made in 1,787 lottery houses that operate in partnership with Brasil Telecom. 2.1 million assistance processes were carried out in stores, authorized agents and post offices.

During 2005, 1.6 thousand new points of assistance will be implemented, which will guarantee to Brasil Telecom to close the year with approximately 4.0 thousand points of face-to-face assistance.

Call Center

In the call centers, located in five states and in the Federal District, work some 6.2 thousand professionals, who were responsible for 26.5 million monthly contacts in 2004, of which 24.3 million corresponded to inbound calls and the remaining to outbound calls. The review of the assistance platforms architecture contributed to the 6.3% increase in productivity of the call centers.

Receptive Sales Centers

Throughout the year, the receptive sales centers underwent a deep change, whose goal was to make out of each contact an opportunity to add value to the customer and to Brasil Telecom. As part of this process, the Company implemented a series of actions:

  review of the assistance scripts, making them more flexible and focused on the negotiation and on the sales of products and services according to the customer needs;
  review of the monitoring criteria of quality, emphasizing the attitude and precision of sales;
  review of the recruiting, selection, remuneration criteria, as well as of the training of the attendants;
  intensification of the motivational campaigns; and
  improvement of control tools and management systems.

As a result, the monthly sales of lines in service and intelligent services by attendant increased in 40.5%, while the ratio between sales and calls answered increased in 86.9%.

Active Sales Centers

The active sales centers commercialized more than 1.2 million products and services in 2004, which represents 35% of the sales made by the call center, reflecting improvement in the mailing generation process, the flexibility of the scripts, the plan of variable remuneration, the training of the attendants and the intensification of the motivational campaigns. It is worth pointing out the increase of 56.4% in monthly sales of ADSL access by attendant.

Active and Receptive Collection Centers

As of July, a process is underway to transform the collection centers in credit recovery units. For that purpose, Brasil Telecom:

  created a vertical structure entirely oriented towards business;
  centralized the active actions in Curitiba;
  reviewed and made flexible the attendants scripts, focusing on argumentation and negotiation;
  implemented the “CCA_Wedo” collection system in Brasil Telecom GSM;
  implemented a new collection procedure for customers with 75 to 105-day-late bills;
  redesigned the collection cell mission;
  revised the quality monitoring criteria;
  trained the supervisors for a more pro-active and participative management; and
  implemented the blended model, transferring calls from the active to the receptive cells or vice-versa, in cases of idle capacity, thus increasing productivity.

Retention Centers

The centers specialized in retention were responsible for the loyalty of 1.4 million products and services, as a result of intense incentive campaigns to engage attendants, retention segmentation for SOHO (Small Office and Home Office) customers, improvement of the control tools and management systems and implementation of a variable remuneration plan for attendants.

As a result, it is worth mentioning the increase of 52% and 415% in the monthly retention by attendant in ADSL and in intelligent services, respectively.

Assistance to the Directory

A new work philosophy adopted in the call center changed the image of the service in many aspects, bringing greater satisfaction to the customer. More than 94 million pieces of information were supplied, showing an improvement in the service efficiency and broadening the customers’ satisfaction.

Following the orientation of better quality and satisfaction to the customer, Brasil Telecom established partnerships with other companies that resulted in the creation of 102 PLUS, value added service that allows the customer to make differentiated free consultations, sponsored by the company consulted.

Cross Selling

In 2004, the automated control system of receptive centers was implemented, allowing attendants non specialized in sales - billing, service and repair agents – to take advantage of the calls received in order to commercialize products and services, without hindering the levels of assistance service. As an example, we can bring the sales of the caller ID by the billing cells.

E-mail

In 2004, 110 thousand e-mails were received and answered by specialists exclusively dedicated to assistance via the Internet. This number represents an increase of 13% in relation to the previous year, a result of Brasil Telecom customers’ receptiveness to the channel and by the launching of the mobile operation.

Web

The Internet once more demonstrated its importance in Brasil Telecom’s customer relationship strategy:

  560 thousand customers registered on the website, an increase of 42% in comparison to 2003;
  175 million consultations to the directory on line, representing a 54% of total consultations to the service;
  1 million accesses to on-line services.

The customers’ base allowed for an array of e-mail marketing actions, such as sending approximately 120 thousand monthly electronic newsletters, thus reducing the costs of communication directed to the customer.

The section Sua Conta (e-billing) was responsible for most of the registrations made and became the website’s most important relationship tool:

  1.5 million services ordered;
  32 thousand phone bills sent by e-mail in December. The customer receives a secure digital bill ticket, which allows him to either pay it through Internet banking or print it;
  15 thousand users joined the “Bill without paper” service, diminishing the printing and postage costs.

Brasil Telecom launched a new homepage in August, aligning the web channel to its business strategy, based in the offering of complete and convergent solutions in telecommunications.

Operational Performance

Fixed Telephony

Fixed Telephony Data

PLANT	2002	2003	2004

Lines Installed (Thousand)	10,548	10,687	10,737
Additional Lines Installed (Thousand)	533	139	50
Lines in Service - LIS (Thousand)	9,465	9,851	9,503
Additional LIS (Thousand)	827	386	(348)
Avg. LIS (Thousand)	9,052	9,658	9,677
LiS/100 Inhabitants	23.1	23.4	22.4
Public Phones/1,000 Inhabitants	7.2	7.0	7.0
Public Phones/100 Lines Installed	2.8	2.8	2.8
Utilization Rate	89.7%	92.2%	88.5%
Digitisation Rate	99.0%	99.0%	99.7%

Brasil Telecom S.A.’s installed plant reached 10.7 million lines, reflecting the addition of approximately 50 thousand lines. This performance is explained by the fact that the demand for fixed lines was satisfied, if we consider the purchasing power of the Brazilian population.

With regard to the plant in service, that totaled 9.5 million lines at the end of December, Brasil Telecom carried out a debugging process of its customers’ base, canceling 348 thousand lines in 2004. As part of this process, the Company concentrated efforts in the analysis of some customers’ usage profile, mainly those subscribing to alternative plans. This meant the migration of alternative plans to hybrid ones, known in Brasil Telecom as LigMix.

Lig Mix offers the customers the possibility to control their expenses with fixed telephony, as long distance or fixed-to-mobile calls require the purchase of a card. For Brasil Telecom, LigMix, besides being more profitable than many alternative plans, avoids default. At the end of 2004, the Company had 408.3 thousand hybrid terminals in service in its plant.

The stability of the installed plant, combined with the reduction of the plant in service, resulted in a utilization rate of 88.5% in 2004.

Mobile Telephony

At the end of 2004, approximately 622.3 thousand customers had Brasil Telecom GSM mobile phones, which represent a 3.2% market share attained in three months of operation. Of this total, the stake of post-paid customers stands out, reaching 33%, which is above market average. That result reflects the market knowledge acquired by Brasil Telecom Group, the presence of the brand in the corporate segment and the perception by the customers of the convergence benefits.

Mobile Telephony – 12/31/04

Data Transmission

Brasil Telecom continued to expand its market share in data transmission in 2004, despite the strong competition. The performance of the Company in the offering of ADSL access was one of the hallmarks of the year.

Compared to 2003, ADSL accesses in service grew 90%, reaching 535.5 thousand at the end of 2004. In the last two years there has been a 281% growth. The ADSL access is fundamental in Brasil Telecom’s strategy, since besides allowing for better ARPU it enables the Company to shield its base of high purchasing power customers against competitors.

ADSL Access in Service

With respect to the other data transmission services – ATM, Frame Relay, IP – there was a 5.7% increase of installed ports in relation to 2003. The Dial Net service grew from 150.2 thousand installed ports in December 2003 to 192.2 thousand at the end of 2004, which represents an increase of 28%.

Consolidated Financial Performance

Revenue

In 2004, the consolidated gross revenue amounted to R$ 12,763.4 million, 15.2% above 2003 revenue. The revenue growth of R$ 1,686.1 million is basically due to the following factors:

  BrT introduction in the inter-regional and international long-distance segments contributed with additional revenue in 2004;
  the plant expansion of ADSL accesses in service leveraged the data transmission revenue;
  the startup of Brasil Telecom GSM;
  the 7.9% growth in the fixed-mobile traffic; and
  the tariff readjustment authorized by Anatel for the fixed-mobile calls as well as for the local and long-distance basic plans.

The consolidated net revenue totaled R$ 9,064.9 million, exceeding in 14.5% that of 2003.

The consolidated revenue of local service amounted to R$ 4,710.8 million in 2004, an increase of 6.3% in relation to 2003. The rise in revenues from the local service reflects the local traffic drop together with the tariff readjustment. It is important to mention that during the year BrT promoted a debugging of the defaulter lines, disconnecting those that would no longer be active in the medium term, thus reducing the plant in service.

The consolidated revenue of long distance calls amounted to R$ 1,726.1 million in 2004, an increase of R$ 275.6 million or 19.0% superior to the one booked in 2003. This performance reflects the success of Brasil Telecom in providing inter-regional and international long distance calls, after the certification obtained from Anatel for the accomplishment with the 2003 goals, which added R$ 248.9 million to the long distance revenue of the Company. The marketing campaigns developed for the launching of the CSC 14 outside of Region II together with the dominant position of BrT in its concession area were fundamental for the Company to attain, by the end of 2004, an average market share of 48.9% and 26.6% in the inter-regional and international long distance segments, respectively.

In the inter-networks calls the consolidated revenue amounted to R$ 3,097.7 million in 2004, an increase of 22.2% in relation to the previous year. The increase in the fixed-mobile traffic and the 7% readjustment for the VC-1, VC-2 and VC-3 tariffs, authorized by Anatel on February 9, 2004, are the main reasons of the increase in revenues.

Concerning interconnection, the consolidated revenue totaled R$ 731.3 million in 2004, a reduction of 12.5% in relation to 2003, reflecting the increase of market share in the long distance segments and a 10.5% drop in the local network usage tariff, according to what was foreseen in the concession agreements.

The consolidated revenue in public telephony amounted to R$ 478.8 million, representing 3.8% of the gross revenue in 2004, showing stability compared to the 2003 revenue. In 2004, the public telephony revenue grew 21.4% due to the number of credits sold together with the tariff readjustment.

The consolidated revenue of supplementary and value added services amounted to R$ 421.0 million, an increase of 18.1% in relation to 2003, reflecting mainly a 23.4%increase in the number of intelligent services activated – Virtual Voice Mail, Follow-me, Call-Waiting and caller ID – which totaled 7.1 million at the end of the year.

The data transmission segment generated consolidated gross revenue of R$ 1,237.4 million, representing an increase of 49.1% in comparison to 2003. The best performance reflects the increase of 89.9% in the number of ADSL accesses in service in the year and proved that BrT was right in its strategy of intensifying efforts on a market until 2001 unexplored by the telecommunications industry.

In 2004, precisely, in an only three-month operation, BrT GSM contributed with a gross revenue equivalent to R$87.9 million by reaching 622.3 thousand mobile accesses, which exceeded the projections of the Group. The total ARPU accumulated in the year was R$35, being R$64 the ARPU of the post-paid clients and R$16 the ARPU of the pre-paid.

Operational Costs and Expenses

The operational costs and expenses, excluding depreciation and amortization, amounted to R$ 5,499.5 million in 2004, the equivalent of 43.1% of the gross revenue compared to 41.6% in 2003. This increase is explained, mainly, by the launching of BrT GSM.

The costs and expenses with personnel totaled R$ 417.8 million, a drop of 1.7% in relation to 2003, due to the changes in the accounting methodology of profit sharing, reclassified in costs and expenses with personnel in 2003 results. The costs and expenses with personnel booked in 2003 were exceeded in 10.3%, excluding the effect of the accounting reclassification. The increase in personnel costs and expenses was due to the consolidation, in 2004, of MetroRED, Vant, iG and Brasil Telecom GSM, plus the collective labor agreement.

The interconnection costs reached R$ 2,297.5 million, representing 41.8% of total cost in 2004 (38.4% in 2003), reflecting the fixed-to-mobile traffic growth as a consequence of the expansion of the mobile plant in Region II, together with the readjustment of 9.17% in the tariff of use of the mobile network, authorized by Anatel, that came in effect on February 9, 2004.

In 2004, the costs and expenses with sub-contracted services, excluding advertising and marketing expenses, amounted to R$ 1,576.9 million, the equivalent to 28.7% of total cost, compared to 28.1% in 2003.

The advertising and marketing expenses totaled R$ 133.6 million at the end of 2004, an increase of 56.2% in relation to 2003. The marketing actions focused on the Christmas campaign of BrT GSM and on the extension of CSC 14 operations outside of Region II explain that variation.

Provisions for doubtful accounts amounted to R$ 410.3 million in 2004, 37.7% above the R$ 298.0 million booked in the previous year. This increase was the result of the increase in default, implementation of the co-billing and by the consolidation of the companies acquired during 2004. In this way, the losses with accounts receivable represented 3.2% of 2004 gross revenue, 0.5 p.p. above the ratio observed in 2003.

The provisions for contingencies totaled R$ 255.3 million in 2004, compared to R$ 359.9 million in the previous year. In 2003, the Company registered provisions for contingencies of R$ 246 million, related to Rio Grande do Sul branch, former Companhia Riograndense de Telecomunicações (CRT), including labor, civil, tax liabilities and procedural costs.

Brasil Telecom completed negotiations with Embratel related to existing commercial disputes, resulting in an agreement settlement of R$ 124.5 million, which was booked in other operational revenues. The ending of the disputes will permit a substantial improvement in the commercial relationship between Brasil Telecom and Embratel, eliminating at once the administration cost of those disputes.

Still in 2004, other negotiations made possible a gain of R$ 117.2 million, registered in other operational revenues: expenses recovery.

EBITDA

In 2004, Brasil Telecom’s consolidated EBITDA amounted to R$ 3,565.4 million, 7.9% higher than the R$ 3,304.1 million reported in 2003.

EBITDA margin was 39.3% in 2004, compared to 41.7% in 2003. The drop in EBITDA margin reflects mainly the impact deriving from the startup of BrT GSM.

Financial Result

The consolidated net financial result in 2004 was negative in R$ 793.4 million, consisting of R$ 619.9 million income, R$ 1,016.7 million in expenses and R$ 393.6 million in interest on shareholders’ equity. In 2003, the financial result was R$ 914.1 million negative, consisting of R$ 395.8 million income, R$ 1,005.9 million in expenses and R$ 304.0 million in interest on shareholders’ equity.

Non-operating Result

The Company’s non-operating result was negative in R$ 168.0 million, basically consisting of:

  R$ 124.0 million in amortization of a goodwill regarding CRT acquisition; and
  R$ 40.0 million in asset write-down.

Net Income

In 2004, Brasil Telecom reached a net income of R$ 252.2 million, 73.8% above the one registered in 2003, which had been affected by provisions for contingencies and asset write-downs.

CAPEX

The Group invested R$ 2,867.4 million in 2004, against R$ 1,790.0 million in 2003. The increase was mainly due to the mobile network build-out and to the acquisitions of MetroRED, Vant and iG.

In the fixed telephony side, CAPEX was 8.4% lower than in comparison to 2003, reaching R$ 1,212.9 million in 2004. It is important to mention the greatest portion directed to the data network, which represented a 24.7% stake from the fixed telephony total, against 20.0% in the previous year.

The CAPEX in the mobile telephony totaled R$ 1,175.7 million in 2004, directed mainly in the network build-out, acquisition of the equipment and IT platforms, refurbishing and installation of 16 owned stores, pre-operational expenses and acquisition of an additional 900 MHz license, which improves the quality of the services provided. A stake of the investments forecasted to 2005 was brought forward to 2004, once the Company decided to offer a GSM coverage similar to the competitors, then reaching 626 locations and 81.2% of the Region II population.

Besides that, R$ 159.0 million were invested in the acquisition of the remaining 80.1% of the social capital of MetroRED, R$ 15.6 million were invested in the acquisition of the remaining 80.1% of the social capital of Vant and R$ 301.5 million in the acquisition of 63% of the social capital of iG.

Indebtedness

R$ Million	2004	2003	2004/2003

Short Term	856.6	1,697.0	-49.5%
In R$	724.0	1,581.1	-54.2%
In US$	54.4	37.3	45.7%
In Currency Basket	50.4	55.0	-8.3%
In Yens	4.0	-	N.A.
Hedge Adjustment	23.8	23.6	1.1%
Long Term	3,851.6	2,093.0	84.0%
In R$	2,335.8	1,798.6	29.9%
In US$	626.8	109.3	473.4%
In Currency Basket	225.2	154.0	46.2%
In Yens	561.4	-	N.A.
Hedge Adjustment	102.3	31.1	228.8%
Total Debt	4,708.2	3,790.0	24.2%
(-) Cash	3,226.6	1,956.7	64.9%
Net Debt	1,481.6	1,833.4	-19.2%

At the end of 2004, the net debt stood at R$ 1,481.6 million, a drop of R$ 351.7 million in relation to the observed in 2003. Out of the total debt, R$ 681.2 million were dollar denominated debt, R$ 275.6 million were currency basket denominated debt, and R$ 565.5 million were yen denominated debt, but 50.4% were hedged against exchange variation.

At the end of the year, the total debt stood at R$ 4,708.2 million, whose accumulated average cost in the year was 11.1%, or 68.7% of CDI (Domestic Interbank Rate) in the same period.

The average term of the debt was 56 months on December 31, 2004, compared to 34 months at the end of the previous year. The increase in the average term of the debt was a reflect of the Company’s management focus on financing alternatives to improve the debt profile, combining stretched terms and attractive costs. In 2004, Brasil Telecom raised R$ 2.4 billion, amount equivalent to the forecast of the payment of the debt service existing in the beginning of 2004, where R$ 1.8 billion were the principal and R$ 600 million interest.

  Bond: Brasil Telecom’s first issuance in the international market totaled US$ 200 million. With maturity on February 18, 2014, the issuance pays semester interest of 9.375% p.a. and has a PRI (Political Risk Insurance) issued by OPIC (Overseas Private Investment Corporation), an institution that has payment guarantee from the US government.
  Loan with JBIC (Japan Bank for International Cooperation) guarantee: credit line granted by a bank union, led by SMBC (Sumitomo Mitsui Banking Corporation), which is guaranteed by JBIC, an institution of the Finance Ministry of Japan, in the amount of ¥ 21.6 billion, or R$ 577.2 million. The financing term is seven years, with a two-year grace period for the payment of the principal. After the grace period, the principal shall be paid off in 10 semester installments. The debt cost is Yen Libor + 1.92 p.a.
  Non-convertible debentures: a R$ 500 million operation, with a five-year duration and payment of the principal in a single amount at maturity. The interests are CDI + 1.0% p.a. and should be paid every six months. This was the first CDI five-year transaction in the Brazilian market that did not have a combination of a series of price index. Demand reached R$ 800 million, demonstrating the Company’s credibility with investors.
  BNDES (National Bank for Economic and Social Development): on August 13, 2004, the Company signed a new financing agreement of R$ 1.27 billion with BNDES. The financing is direct with BNDES and the cost is equivalent to TJLP (Long-Term Interest Rate) + 5.5% p.a., with total duration of 6 years and 8 months, of which 1 year and 8 months of grace period for 80% of the total raised. For the remaining 20%, the cost is equivalent to a Currency Basket + 5.5% p.a. and has total duration of 6 years and 6 months, of which 1 year and 6 months of grace period. The amount disbursed by BNDES in 2004 reached R$ 742.4 million.

The ratio net debt/net equity was 24.2% at the end of 2004, compared to 29.9% at the end of 2003.

Corporate Governance

Brasil Telecom’s corporate governance practices are guided by its bylaws and by the Manual for the Disclosure and Use of Information and Trading of Securities, and they are aimed at ensuring quality and transparency of the information disclosed to the market while protecting the interests of the investors. For that reason, the controlling shareholders, board members, officers and employees that have access to material information sign terms of compliance to the rules of the Manual.

On May 9, 2002, Brasil Telecom joined the Corporate Governance Level 1 of Bovespa. It started then representing the telecommunications sector within the Index of Corporate Governance (IGC), comprised by a group of publicly held companies that adopts policies aimed at assuring quality and accuracy in information disclosed to the market.

Strengthening of the Processes and of the Internal Control Environment

The strengthening of the processes and of the internal control environment at Brasil Telecom is a common commitment to all areas. The processes are permanently evaluated by the management according to the business routine, the financial reports and the fulfillment and conformity requirements. In parallel, the internal audit department directs its activities to the areas of greatest importance and impact on the operations, reviewing models and controls from the perspective of the best practices in risk management.

In this sense, and anticipating the current regulatory requirements, Brasil Telecom has brought the Corporate Governance and the activities of control closer to each other, implementing mechanisms to assure the integrity of the major operational processes and creating the Risk Management Division to, among other activities, disseminate methodologies and concepts, thus consolidating a uniform risk management language in the Company.

During 2004, all Brasil Telecom’s officers, assisted by a specialized consulting company, dedicated special attention to the assessment of the Company’s risks and controls environment. From 2005 on, Brasil Telecom will implement a structured process of monitoring and self-assessment regarding the mechanisms used, where it will work with worldwide known methodology and supporting tools that will enable compliance with the requirements of the Sarbanes-Oxley Act.

Share Buyback Program

In a meeting held on September 13, 2004, Brasil Telecom Participações S.A.’s Board of Directors approved the share buyback program of common and preferred shares issued by the Company, to be kept in treasury or to be canceled, or for future sale. According to the program, the Company may purchase up to 6,567,552,722 common shares and 22,600,775,298 preferred shares, which represent 10% of the total common and preferred outstanding shares in the market, over a period of 365 days. On December 31, 2004, Brasil Telecom Participações S.A. had 1,480,800,000 common shares in treasury.

Independent Auditors

Under the terms of CVM Instruction no. 381/03, Brasil Telecom Participações S.A. adopts a procedure to submit to the approval of its Board of Directors the fees and types of services to be provided by its independent audit firm. The hiring policy adopted meets the principles that preserve the independence of the auditor, according to internationally accepted criteria: the auditor should not audit its own job nor perform managerial positions to its client or even promote the interests of the latter. On October 29, 2004, KPMG Independent Auditors was contracted, by Brasil Telecom S.A., for the rendering of pre-agreed services related to the procedures carried out by that Company for internal control evaluation concerning the preparation of the collection processes of fixed and public telephony financial reports, which fee amounted R$ 98.5 thousand. These pre-agreed services should not exceed one year.

General Shareholders’ Meeting

According to the Bylaws, the General Shareholders Meeting is the most important body of the Company, entitled to deliberate on all matters related to the social object and to take the measures necessary to defend and develop such object.

The General Shareholders’ Meeting of Brasil Telecom Participações S.A. is summoned by the Chairman of the Board of Directors, with a minimum 15-day advance notice for the first convening and 10-day for the second convening.

The Ordinary General Shareholders’ Meeting takes place in the first four months after the end of each fiscal year, to (i) examine, discuss and vote the financial statements; (ii) deliberate on the destination of the net earnings and the distribution of dividends; (iii) elect the members of the Fiscal Council and, if necessary, the members of the Board of Directors. Extraordinary General Shareholders’ Meetings are held whenever required.

Board of Directors

The Company’s Board of Directors must be composed by a minimum of three and a maximum of 11 effective members and equal number of alternates. The Board normally meets every two months and may meet at the call of the Chairman or of two Board members, with 10-day minimum advance notice. Decisions are made on the basis of simple majority vote, provided the majority of members attend. In 2004, the Board of Directors met 12 times.

Fiscal Council

According to the Bylaws, the Fiscal Council, the body responsible for auditing the management of the Company, must be composed of three to five effective members and equal number of alternates. The Fiscal Council generally meets quarterly and decisions are taken on the basis of simple majority vote, provided the majority of members attend. The Fiscal Council met eight times during 2004.

Remuneration Policy for Shareholders

Brasil Telecom's shareholders are remunerated through dividends or the payment of interest on equity, with a minimum of 25% of net adjusted earnings for the year, in accordance with the terms of Law 6.404/76 and the Company bylaws. The Company’s bylaws assure priority in the distribution of a minimum dividend of 3% of the net worth of each share, for the holders of preferred shares, always when the amount calculated according to this criterion exceeds a dividend equal to 6% of the value of the paid-up capital per share. The Company has been adopting a policy to equally remunerate the holders of common and preferred shares, attributing to them a minimum remuneration of 3% of the net equity of each share.

Dividends and Interest on Shareholders’ Equity (JSCP)

Fiscal Year	Type	Date of the credit	Brazilian ex- date	Payment date	Gross amount (R$/1,000 shares)	Net amount (R$/1,000 shares)
2004	JSCP	01/30/2004	02/11/2004	01/14/2005	0.211136121	0.179465703
2004	JSCP	12/31/2004	01/03/2005	01/14/2005	0.469937078	0.399446516

Stock Market

Bovespa (São Paulo Stock Exchange) once again presented a positive performance in 2004, represented by an appreciation of 17.8% in comparison to 2003. The Ibovespa (Bovespa’s index) closed with 26,196 points, a new historic record, reflecting the economic growth, the political stability, the positive perception by foreign investors concerning Brazil and the market reliability regarding the Brazilian Central Bank economical policy. The total volume negotiated increased 48.6% in 2004, totaling R$ 304.1 billion, the highest amount registered in the history of the Stock Exchange.

The common (BRTP3) and preferred (BRTP4) shares of Brasil Telecom Participações S.A. ended 2004 quoted at R$ 26.80 and R$ 20.10 per thousand shares, respectively. The common shares traded R$ 848.3 million throughout the year, while the preferred shares totaled R$ 2.9 billion.

Dow Jones ended on the rise of 3.1% with 10,783 points. The ADR of Brasil Telecom Participações S.A. (BRP) ended the year quoted at US$ 38.15. BRP traded US$ 2.0 billion in 2004.

Shares’ Performance

	Closing as of Dec/31/04	In December	In 2004	In 24 months	In 36 months

Common Shares (BRTP3) (R$/1,000 shares)	26.80	3.5%	46.8%	14.4%	58.1%
Preferred Shares (BRTP4) (R$/1,000 shares)	20.10	-0.5%	-7.0%	18.0%	17.9%
ADR (BTM) (in US$)	38.15	2.3%	0.9%	51.1%	-8.0%
Ibovespa (points)	26,196	4.2%	17.8%	132.5%	92.9%
Itel (points)	919	2.4%	3.5%	72.7%	37.6%
IGC (points)	2,545	11.2%	37.9%	147.8%	151.7%
Dow Jones (points)	10,783	3.4%	3.1%	29.3%	7.6%

SOCIAL REPORT

Brasil Telecom, as a modern and competitive Company, participates actively in the social development of the Country. This does not only mean to give generous donations for “good causes”. To support social, cultural and sports projects represents a signal of responsibility. Furthermore, it is a way to share with the Country and its citizens the results achieved.

As the social responsibility is still a priority in Brasil Telecom, the Company continued to support social, cultural and sports projects in 2004. We spent R$ 17.3 million in 29 social projects, which benefited 70 thousand people, besides sponsoring 77 cultural projects and about 100 athletes.

Social Projects

To stimulate the society development, the Company created the Programa Brasil Telecom de Apoio a Projetos Sociais (Brasil Telecom’s Support to Social Projects Program), which promotes initiatives that foster social cohesion and citizenship, making more efficient existing entities. Since its origin, Brasil Telecom supported more than 90 social projects in Brazil.

The program finances projects focused on the development of the health system, education of children, youngsters and even teachers, to extinguish poverty and social exclusion, to reduce the illiteracy rate in the Country, to promote the digital inclusion, to recover the citizenship, offering them the necessary conditions for their personal and professional growth and for the sustainable development of the Brazilian society.

Cultural Projects

No other Brazilian company invests more in culture than Brasil Telecom. Since its establishment, the Company is committed in keeping and developing culture, which is the best of the human assets. We have sponsored more than 500 cultural projects all over the Country. Our cultural sponsorship policy aims at promoting Brazilian socio-cultural diversity, strengthening new production centers and pushing out the cultural demand.

Brasil Telecom de Estímulo à Cultura Program aims at discovering new talents, valuing the artistic potential of renowned personalities and democratizing the access to cultural assets. This program has allowed for the expansion of artistic manifestations and for a closer relationship with people involved in arts and the community.

Sports Projects

Brasil Telecom is one of the biggest private sponsors to the Brazilian Olympic sports. There are more than 100 olympic sports athletes (triathlon, athletics, volleyball, artistic gym, swimming) and radical sports athletes (adventure racing, parachuting and ultra-marathons) displaying the logo of one of the main telephone operators in the Country. Among them there are new talents and awarded athletes as the gymnast Daiane dos Santos, placed world fifth in floor exercises in the Olympic Games and first in the World Championship, last November in England. In athletics, our 4x100m relay-race team was finalist in the Olympic Games in Athens. Another bet of Brasil Telecom in relay-race is the support given to the Brasil Telecom Athletics Team, in Presidente Prudente, where the athletes are trained.

Brasil Telecom is the official sponsor to the Brazilian Triathlon since December 2001. This sponsorship was essential for Brazil to be among the six countries that classified a whole triathlon team for the Olympic Games in Athens.

The Olympic Games show the interest of Brasil Telecom in contributing to the evolution of the sport over the last three years. Brasil Telecom sponsored 25 athletes out of 245 participants of the Brazilian Delegation, which represents more than 10% of the Brazilian athletes. Concerning the Para-Olympics, also held in Athens, Brasil Telecom sponsored two participants: André Ramos, a visual handicapped athlete that conquered one gold and one silver medal in athletics; and Rivaldo Martins, competing in the category of amputated with protesis, was placed sixth in cycling.

For the third year we sponsored Ironman Brasil Telecom, in Florianópolis, the only phase held in Latin America. The number of athletes that participate in this competition increases every year. In 2004, 1,002 athletes represented 36 countries. Brasil Telecom was placed third in the 1st Ranking of Concept and Image, sponsored by Running Brasil. The Company is acknowledged as one of the most outstanding sponsors to athletics, triathlon and adventure race.

Brasil Telecom also started sponsoring the Brasil Telecom Women’s Volleyball Team – led by two Olympic medals: William de Carvalho as a coach and Renan Dal Zotto as project advisor. With only two months of training the team won the Brasília Championship in 2004.

Quality of Life Program – “Viva Mais”

The Quality of Life Program – “Viva Mais” is based on four key elements: sports, health, leisure and citizenship – and has been improved during 2004 following suggestions from employees.

The main objective of the Company with “Viva Mais” is to encourage its workforce to adopt a healthier life style by practicing sports and better managing their free time.

“Viva Mais Esporte”

Brasil Telecom promoted the Breakfast Run for nine thousand participants, employees and their families, in four events during the year. We supported six employees in the New York Marathon as part of the “Maratonistas Daqui” Program and we also organized adventure trips.

The Running and Walking Program introduced My First Medal Program, where 245 employees were enrolled in running races of the official calendar within Brasil Telecom’s concession area.

The 3rd Internal Games of Brasil Telecom count on the participation of 300 employees during two weeks.

“Viva Mais Saúde”

“Viva Mais Saúde” offers the prevention and alternative health plan Viver Plus and the dental plan Viver Odonto. The employees participate in vaccination campaigns, medical check-ups, stretching and massage in the work place.

We created the “Viva Mais Saúde” space, where specialists offer acupuncture, RPG, physiotherapy, lymphatic drainage, orthopedic, psychology, iridology and floral treatment.

“Viva Mais Lazer”

The “Viva Mais Lazer” promotes raffles for shows, theater plays and other events sponsored by Brasil Telecom, promotes several art craft and wine courses and supports the “Viva Mais Cantando” choir, with the participation of 150 employees in the III Choir Festival held at the headquarters of Brasil Telecom at the end of the year. Furthermore, “Viva Mais Lazer”made agreements with movie – theaters, inns, country farm hotels, water parks and dancing clubs.

Volunteer Program

Brasil Telecom’s volunteer program, “Viva Mais Cidadania” fosters volunteer projects, campaigns and actions involving employees and their families. In this way, Brasil Telecom promotes social responsibility and citizenship among its employees. During 2004, a great job has been performed at Cristo Vivo orphanage, an institution that assists 100 children up to 18 years old. The volunteer initiatives included contests, vegetable garden planting and orientation about personal hygiene. About 550 employees have dedicated themselves to volunteer activities during this year.

Quality in HR

Aware that people are responsible for the success and the overcoming of challenges, mainly in a sector that goes through constant changes and in a market where quality of service is fundamental, Brasil Telecom developed programs focused on success recognition and on support to achieve results.

Integrated System of People Management

Brasil Telecom started to structure the Integrated System of People Management based on Competence. The System criteria will be defined by a group of managers aligned with the expectations of the Company derived from its strategic guidelines.

The main outcomes allowed by this System are the alignment of the employees towards the targets of the Company and people’s management based on flexibility of the model adopted, in order to facilitate constant adaptations to changes in structure, internal processes and technologies.

For the employees, the System implies the consolidation of a self-developing culture, the broadening of their operating and assessing area, the development of individual qualifications and the definition of objective and transparent criteria for decision in people’s management.

Outstanding People

The Program Outstanding People aims at recognizing the employees who, individually or in a team, implemented projects that outstood in terms of innovation and creativity, as well as in results achieved.

At each edition, the Company reviews the categories and prizes so they can be aligned to its strategy. The 2004 cycle represented the sixth edition of the Program and consisted of seven categories and 32 prizes.

The Program becomes stronger each year, thanks to the participation of employees and the quality of the projects submitted. In 2004, there were more than 900 registrations, being the number of projects registered the previous year exceeded in 50%. To consolidate the Outstanding People Program, Brasil Telecom has adopted assessment criteria based on the PNQ –National Quality Award.

TOR – Result Optimization Teams

The Result Optimization Teams Program provides conditions for the development and full use of the workforce’s potential as a way to achieve goals and overcome challenges.

Created in 2000, the Program consists of multifunctional teams involved in meeting challenges associated to the Company’s strategies, promoting interaction, learning, integration and experience exchange throughout the organizational levels. During 2004, about 60 teams were constituted, directly involving more than 400 employees, as well as partners and suppliers.

Sales Boost Program – Your best

In its third edition, the Sales Boost Program chose the motto “Your best” to motivate the employees. In addition to encouraging sales, the objective was to prompt the sales force to think of things and moments that drove them to overcome challenges. Based on the samurais’ wisdom, the third edition of this Program showed the salespeople that talent and work lead someone towards results and success.

In 2004, more than 800 employees were encouraged and motivated to look after and to surpass results, compared to 515 in 2003. The program assigns monthly awards to the three salespeople that best succeed in each market and branch, plus an award assigned to the best team in residential and public telephony markets.

Young Salesman Program

The Program was launched in January 2003 with the objective of identifying and developing young and recent communications graduates with a feeling for the business – a perfect combination that benefits both Company and customers. In the Young Salesman Program, one learns by practice and is ready and prepared at any time to hold positions in Brasil Telecom’s commercial area. This initiative assures the renovation of the commercial force of the Company. In 2004, 2,060 candidates participated in the selection process and 44 were hired.

Junior Company

The program consists of partnerships with Junior Companies inserted in universities or colleges of the major cities where Brasil Telecom operates. The objective is to develop new product and service sales channels, focusing on business, entrepreneurial and residential markets, and to value the curricula of young talents that might hold a position in Brasil Telecom.

HR Strategy

Brasil Telecom workforce is formed by professionals of several organizational and social cultures. The selection and recruitment processes are either carried out locally or on a nationwide basis, depending on the position available. Brasil Telecom manages its intellectual capital, valuing internal talents and providing carrier and professional development.

Young Professional Assessment

The assessment is made via professional assessment tools that identify his/her present stage of delivery concerning the needs of the organization. In Brasil Telecom, the Assessment was implemented for interns and employees with ages between 20 and 30 with outstanding potential and performance, in order to identify those capable of contributing or developing more complex activities with a higher degree responsibility. In 2004, 113 interns and 158 employees participated in the program, and 20 interns and 44 employees stood out for their performance.

The expected results are:

  to gather information for specific actions of development, carrier flexibility, retention and succession plans;
  to align carrier expectations, Company and individual objectives of employees and interns.

Internship Program

With the Internship Program, the young students selected, in contact with the Company’s culture, may act as agents of renewal and as sources of new ideas as well. Brasil Telecom creates learning opportunities and contributes to the development of young professionals’ technical and behavioral abilities. At the end of 2004, there were 378 interns and throughout the year 117 were hired.

Trainee Program

The Trainee Program occurs at each two years and has the objective to recruit youngsters up to two years of graduation, with outstanding potential and willing to work in the telecommunications industry. The success of the Program is testified by the first results of the Assessment, when 30% of the outstanding performers were former trainees. The results attained by Brasil Telecom since privatization, the favorable economic-financial situation, growth opportunities and intellectual capital are factors that every year attract more interested people in search of a place in the Trainee Program.

Summer Internship Program

The Summer Internship Program aims at identifying potential Brazilian executives currently attending MBA courses in renowned institutions in the United States, such as Harvard, Wharton, Stanford, Darden, Berkeley, Michigan, Kellogg, Chicago, Columbia, among others, and also in Europe, such as the London Business School.

The program attracts professionals with multicultural and integrated vision of the global scenario, a taste for learning and the ability to analyze processes from multiple perspectives. The interns that worked in 2004 achieved excellent results in their projects, thus raising Brasil Telecom’s interest in hiring some of the professionals, at the end of their respective courses, in June 2005.

The applications for the forth edition of the Summer Internship Program started in December 2004, when up to five new students may be selected.

Compensation Strategy to Employees

Brasil Telecom’s compensation policy aims at encouraging the achievement of strategic objectives of the Company, attracting and retaining qualified professionals committed to the business excellence. In addition to the salary, the annual compensation consists of the profit sharing, based on the achievement of previously agreed targets.

Profit Sharing Program

In March 2004, Brasil Telecom paid approximately R$ 13 million to its employees, in profit sharing related to 2003 fiscal year. The amounts related to the results obtained in 2004 are to be paid at the end of the first quarter of 2005.

From the managerial level on, Brasil Telecom pays annual bonuses, which vary between two and eight times the monthly remuneration, depending on the performance evaluation and the fulfillment of previously defined goals.

Variable Compensation to Sales Force

For the sales force professionals, Brasil Telecom adopts variable compensation linked to the fulfillment of goals, aiming at encouraging the employees in the government, corporate and entrepreneurial markets to keep improving their results, as well as to promote customer’s loyalty.

In 2004, the program was scheduled for the customers’ service cell, which assists the entrepreneurial market and consists of 40 phone consultants with activities directly linked to active sales.

Collective Labor Agreement

The Collective Labor Agreement for 2003/2004 defined a salary readjustment between 7.0% and 11.0%, according to the salary bracket. The benefits granted by Brasil Telecom remain the same.

Benefits

Health Plan

The coverage and the quality of the health plan are fundamental in Brasil Telecom. The Company offers health insurance that provides medical, hospital and dental care to all employees in the Brazilian territory. The senior management have health insurance abroad.

The employee is responsible for 20% of all medical expenses. The discount in the Company’s payroll is limited to the ceiling established by the health plan chosen. As for dental expenses, the employee pays 30% of the total and the discount on the payroll is limited to 20% of the salary. Brasil Telecom also offers an alternative health plan, including specialties such as nutrition, physiotherapy, acupuncture, psychotherapy and massage, among others.

Meals

Brasil Telecom distributes monthly meal benefits in form of an electronic card for the purchase of food at supermarkets, restaurant tickets for use in establishments accredited by the supplier, as well as via the Worker’s Meal Program.

Group Life Insurance

Brasil Telecom has a group life insurance policy that guarantees life indemnity to the employees and their dependents, with coverage for natural and accidental death, total disability resulting from disease and total or partial disability resulting from accidents. The indemnity amount for natural death is 30 times the employee’s nominal salary. In case the spouse of the insured dies, the indemnity is 15 times the nominal amount. If the death results from an accident, then the amount of indemnity is doubled. In case of disability, the amount can be proportional or 100% of the indemnity covered by natural death. The payout in all cases is limited to a maximum of R$ 900,000.00.

Private Pension Plan

In 2004, the Company continued the reorganization of its private pension plans. In this context, the following outcomes are worth noting: the approval by SPC (Private Pension Plan Department) of the constitution of “Fundação 14 de Previdência Privada”, the agreement regarding the entry of two new sponsoring companies linked to the economic group and about 1,750 new active participants joining BrTPrev.

At the end of the year, the assets of the four pension plans sponsored by the Company totaled about R$ 1.2 billion and had approximately 6,400 active participants and 5,450 retired and pensioners. The contributions of BrT reached a monthly average of R$ 1.7 million and the benefits to retired and pensioners represented a monthly payment of approximately R$ 9.7 million.

Training

The Training Program gave priority to the sales force qualifications, in view of the launching of Brasil Telecom GSM, as well as to the customers’ service area, so as to assure excellence and satisfaction in customer’s relationship.

Training

Brasil Telecom	Trainees	Hours of Training	Cost (R$ thousand)
Fixed Telephony	786	31,895	3,518
Mobile Telephony	553	131,847	3,014
Total	1,339	163,742	6,532

The e-learning tool, which allows for distance learning, enabled 55 new courses, preparing employees and partners in areas such as IT, products and services, technologies (GSM, IP and ATM), English and Clarify and PeopleSoft systems.

For the second consecutive year, Brasil Telecom was awarded by Micropower - an e-learning solution supplier - and ABRH/SP (Brazilian Association of Human Resources of the State of São Paulo) as a national reference in distance training.

Health, Safety and Environment

In 2004, Brasil Telecom started to implement several processes with the objective of consolidating the SSMA (Health, Safety and Environment) policy, adopted by all employees and hired companies. Among several improvements, we may list the following:

  the SIG (Integrated System of Health, Safety and Environment Management) consists of tactic and operational teams composed by employees of BrT and of hired companies that are part of the management of SSMA.
  Brasil Telecom coordinated the creation of the SSMA Telecom Group with the participation of companies that provide fixed or mobile telecommunications services.
  Brasil Telecom developed a partnership with its third parties, aiming at improving the SSMA procedures and training standardization.
  PCMSO – Occupational Health Medical Control Program, managed by a medical coordinator at of BrT headquarters, implemented a standard procedure extended to all employees.
  Brasil Telecom has been recognized by UNAIDS (Joint Program of the United Nations to prevent DST/AIDS in Brazil) in view of the implementation of a project to prevent DST/AIDS in the workplace.
  BrT implemented PST – Safety in Driving and Ergonomic Programs. The effects of several processes could already be felt in 2004. The number of lost working days due to work accidents and occupational diseases reached 821 and 2,909 respectively, representing a reduction of 34% and 44% compared to the previous year and showing productivity gain and better health of employees.

Workforce

Brasil Telecom ended the year with 6,482 direct employees, an increase of 23.1% compared to the previous year, mainly due to the startup of BrT GSM operation. During this year, 1,697 were admitted and 618 were dismissed. Furthermore, BrT incorporated 17 employees from Vant and 121 from MetroRed.

By the end of December, 881 people integrated Brasil Telecom GSM‘s workforce, allocated in the commercial, new businesses and management and sales planning areas. In the other areas, synergy was fully adopted and the fixed operation team is assisting the necessities of the mobile operation, with no negative impact in the quality of the services provided.

Number of employees per company

Company	2004	2003	Variation

Brasil Telecom Participações S.A. (BrTP)	6	5	20.0%
Brasil Telecom S.A. (BrT)	5,313	5,064	4.9%
BrT Serviços de Internet S.A. (BrTSI)	50	22	127.3%
Brasil Telecom GSM (BrT GSM)	881	71	1,140.8%
Grupo BrT Cabos Submarinos	23	23	0.0%
Ibest	71	80	-11.3%
MetroRed	121	0	-
Vant	17	0	-

Total	6,482	5,265	23.1%

With regard to the distribution by function, the main change in the direct workforce was related to the marketing and sales areas, whose staff has been increased by 69.3%. However, the IT, general and administrative areas hired people to support the launching of BrT GSM.

Out of the 6,482 employees, 107 were of licensed status at the end of 2004, not belonging to the effective workforce of Brasil Telecom. One should point out the effort developed to discontinue the licensed personnel, obtaining a reduction of 26% on the specific workforce in relation to 2003.

Number of employees by function

Function	2004	2003	Variation

Marketing and Sales	2,045	1,208	69.3%
Call Centers	425	404	5.2%
Network	2,186	2,084	4.9%
Expansion	543	546	-0.5%
Operation	1,643	1,538	6.8%
Information Technology	514	424	21.2%
General and Administrative	1,205	1,001	20.4%
Corporate Management	269	242	11.2%
Materials and Services	250	229	9.2%
Human Resources	113	100	13.0%
Financial	573	430	33.3%
Licensed	107	144	-25.7%

Total	6,482	5,265	23.1%

Employees Profile

Distribution by age group

In 2004, the average age of Brasil Telecom’s workforce changed from 37 to 36 years, as shown in the following table:

Distribution by Age Group

Age (years old)	2004	%	2003	%	Relative Variation

Up to 22	215	3.3%	122	2.3%	1.0 p.p.
From 23 to 27	1,256	19.4%	814	15.5%	3.9 p.p.
From 28 to 32	1,318	20.3%	947	18.0%	2.3 p.p.
From 33 to 37	1,038	16.0%	835	15.9%	0.1 p.p.
From 38 to 42	858	13.2%	838	15.9%	-2.7 p.p.
From 43 to 47	883	13.6%	924	17.5%	-3.9 p.p.
From 48 to 52	702	10.8%	616	11.7%	-0.9 p.p.
From 53 to 57	183	2.8%	150	2.8%	0.0 p.p.
Over 58	29	0.4%	19	0.4%	0.0 p.p.

Total	6,482	100%	5,265	100%	-

Average Age	36		37

Distribution by Time of Service

The increase of the workforce due to hiring or due to the acquisition of new companies concentrated in three specific age groups: employees until two years of work, employees with time of service between 3 and 5 years and employees between 6 and 10 years in Brasil Telecom. The average time of service in Brasil Telecom was reduced from 11 years in 2003 to 9 years in 2004.

Distribution by Time of Service

Time of Service (years)	2004	%	2003	%	Relative Variation

Up to 2	2,411	37.2%	1,443	27.4%	9.8 p.p.
From 3 to 5	1,283	19.8%	919	17.5%	2.3 p.p.
From 6 to 10	742	11.4%	781	14.8%	-3.4 p.p.
From 11 to 15	361	5.6%	365	6.9%	-1.3 p.p.
From 16 to 20	505	7.8%	536	10.2%	-2.4 p.p.
From 21 to 25	578	8.9%	741	14.1%	-5.2 p.p.
From 26 to 30	529	8.2%	437	8.3%	-0.1 p.p.
Over 31	73	1.1%	43	0.8%	0.3 p.p.

Total	6,482	100%	5,265	100%	-

Average Time of Service	9		11

Distribution by Gender

Brasil Telecom employs 2,136 women working for Brasil Telecom, which represented 33.0% of the workforce at the end of 2004. Of this total, 98 women have a leading position, which represents 16.7% of the leaders of the Company, stable if compared to 2003.

Distribution by Gender

Gender	2004	%	2003	%	Relative Variation

Male	4,346	67.0%	3,648	69.3%	-2.3 p.p.
Female	2,136	33.0%	1,617	30.7%	2.3 p.p.

Total	6,482	100%	5,265	100%	-

Distribution by Educational Level

The table below shows that 58.6% of the workforce in 2004 has a University degree, compared to 55.9% in the previous year.

Distribution by Educational Level

Educational Level	2004	%	2003	%	Relative Variation

Incomplete elementary education	27	0.4%	31	0.6%	-0.2 p.p.
Complete elementary education	31	0.5%	39	0.7%	-0.2 p.p.
Incomplete high school education	42	0.6%	42	0.8%	-0.2 p.p.
Complete high school education	1,425	22.0%	1,391	26.4%	-4.4 p.p.
Incomplete undergraduate education	1,160	17.9%	823	15.6%	2.3 p.p.
Complete undergraduate education	2,971	45.8%	2.269	43.1%	2.7 p.p.
Specialization	744	11.5%	598	11.4%	0.1 p.p.
Masters|Doctorate|Post-doctorate	82	1.3%	72	1.4%	-0.1 p.p.

Total	6,482	100%	5,265	100%	-

Disabled and rehabilitated staff

Considering direct staff, Brasil Telecom ended 2004 with 107 disabled and rehabilitated employees, compared to 118 in the previous year.

Outsourced

The companies that provide services to Brasil Telecom in areas such as call centers, maintenance and operation of internal and external plants, cleaning, surveillance, corporate security and IT maintenance employed 26,650 people at the end of 2004.

Value Added Statement

The value added to be distributed by Brasil Telecom in 2004 totaled R$ 8,972.2 million, exceeding in 12.1% the one registered in the previous year. The main changes in relation to the distribution of value added can be summarized as follows:

  43.7% increase in dividends/JSCP distribution, reflecting Brasil Telecom’s commitment with the shareholders;
  23.3% increase in the stake related to the government;
  10.0% increase in the stake related to wages, due to the increase in the number of employees working for the Group due to the acquisitions of companies during 2004.

Consolidated Value Added Statement

R$ Million	2004		2003

(+) Revenues	12,625.5	140.7%	10,904.3	136.3%
Revenues of services	12,693.8	141.5%	11,077.4	138.3%
Other revenues	462.1	5.2%	244.7	3.1%
Discounts, Provisions and Losses with Accounts Receivable	(530.3)	-5.9%	(417.7)	-5.2%
(-) Materials acquired from third parties	(4,273.6)	-47.6%	(3,294.1)	-41.1%
Materials	(208.7)	-2.3%	(89.8)	-1.1%
Services	(4,010.9)	-44.7%	(3,154.6)	-39.4%
Other	(54.0)	-0.6%	(49.7)	-0.6%
(=) Value Added	8,352.0	93.1%	7,610.2	95.0%
Value added from third parties (financial revenue, equity pick up and dividends received)	620.2	6.9%	396.7	5.0%
(=) Value Added to be Distributed	8,972.2	100.0%	8,007.0	100.0%
(=) Distribution of Value Added	(8,972.2)	-100.0%	(8,007.0)	-100.0%
(+) Compensation for work (salaries and benefits)	(420.6)	-4.7%	(382.3)	-4.8%
(+) Government (taxes, contributions and pension contributions)	(4,000.0)	-44.6%	(3,245.4)	-40.5%
(+) Rented property (interest, rent and leasing)	(1,302.2)	-14.5%	(1,323.0)	-16.5%
(+) Shareholders (dividends/remaining profit)	(436.9)	-4.9%	(304.0)	-3.8%
(+) Minority stake	(102.4)	-1.1%	92.1	1.2%
(+) Retained value (depreciation, amortization and retained profits)	(2,710.1)	-30.2%	(2,844.3)	-35.5%

Brasília, March 29, 2005.

The Management

BRASIL TELECOM PARTICIPAÇÕES S.A.
BALANCE SHEETS
December 31, 2004 and 2003
(In thousands of Brazilian reais)

		Parent Company		Consolidated

	Notes	12/31/04	12/31/03	12/31/04	12/31/03

ASSETS

CURRENT ASSETS		1,190,986	834,187	6,742,077	4,681,106

Cash and Cash Equivalents	18	828,783	490,891	3,226,593	1,956,656
Trade Accounts Receivable	19	-	-	2,111,579	1,859,713
Inventories	20	-	-	174,033	8,042
Loans and Financing	21	-	-	2,540	2,446
Deferred and Recoverable Taxes	22	105,745	199,725	841,466	701,025
Judicial Deposits	23	-	-	144,770	40,367
Other Current Assets	24	256,458	143,571	241,096	112,857

NONCURRENT ASSETS		1,390,544	1,752,673	1,647,390	1,623,588

Inventories	20	-	-	-	19,053
Loans and Financing	21	1,164,802	1,622,887	126,477	132,557
Deferred and Recoverable Taxes	22	223,492	125,608	957,085	867,673
Judicial Deposits	23	2	2	476,230	417,613
Advances for Future Capital Increase		-	-	-	6,965
Other Noncurrent Assets	24	2,248	4,176	87,598	179,727

PERMANENT ASSETS		4,366,271	4,474,155	10,332,430	10,016,482

Investments	25	4,364,939	4,470,474	519,156	338,559
Property, Plant and Equipment	26	1,244	2,600	8,887,003	9,031,797
Deferred Charges	27	88	1,081	926,271	646,126

TOTAL		6,947,801	7,061,015	18,721,897	16,321,176

		Parent Company		Consolidated

	Notes	12/31/04	12/31/03	12/31/04	12/31/03

LIABILITIES

CURRENT LIABILITIES		516,007	435,300	4,613,446	3,747,173

Payroll and Related Charges	27	423	356	73,662	61,907
Accounts Payable and Accrued Expenses	28	456	599	1,884,155	988,003
Indirect Taxes	29	16,353	4,133	767,112	443,348
Taxes on Income	30	6,490	84	54,454	22,747
Dividends/Interest on Shareholders' Equity and
Employee Profit Sharing	31	278,190	215,934	500,026	374,120
Loans and Financing	32	213,832	213,990	856,638	1,696,958
Licenses	33	-	-	44,056	-
Provision for Contingencies	7	-	-	327,643	48,509
Provision for Pension Plan	34	-	-	29,497	28,022
Other Current Liabilities	36	263	204	76,203	83,559

NONCURRENT LIABILITIES		295,737	477,328	5,783,713	4,184,165

Payroll and Related Charges	27	-	-	4,834	7,871
Accounts Payable and Accrued Expenses	28	-	-	3,504	860
Indirect Taxes	29	-	-	604,942	583,194
Taxes on Income	30	32,930	39,079	68,135	66,083
Loans and Financing	32	259,427	438,016	3,851,591	2,093,044
Licenses	33	-	-	261,548	211,847
Provision for Contingencies	7	3,380	233	414,582	650,469
Provision for Pension Plan	34	-	-	471,949	478,068
Advances from Customers	35	-	-	73,978	11,431
Other Noncurrent Liabilities	36	-	-	28,650	81,298
MINORITY INTEREST		-	-	2,188,274	2,244,537

SHAREHOLDERS' EQUITY AND FUNDS FOR CAPITALIZATION		6,136,057	6,148,387	6,136,464	6,145,301

SHAREHOLDERS' EQUITY	8	6,136,057	6,148,387	6,128,490	6,137,327

Capital		2,568,240	2,544,432	2,568,240	2,544,432
Capital Reserves		337,210	361,018	337,210	361,018
Profit Reserves		3,230,607	3,242,937	3,223,040	3,231,877

Legal Reserve		208,487	195,073	208,487	195,073
Unrealized Profit Reserve		671,063	702,970	671,063	702,970
Retained Earnings		2,371,903	2,365,740	2,364,336	2,354,680
Treasury Stock		(20,846)	(20,846)	(20,846)	(20,846)
FUNDS FOR CAPITALIZATION	38	-	-	7,974	7,974

TOTAL		6,947,801	7,061,015	18,721,897	16,321,176

See the accompanying notes to the financial statements.

BRASIL TELECOM PARTICIPAÇÕES S.A.
STATEMENTS OF INCOME
Years ended December 31, 2004 and 2003
(In thousands of Brazilian reais)

		Parent Company		Consolidated

	Notes	2004	2003	2004	2003

GROSS REVENUE	9	-	-	12,763,442	11,077,381
Revenue Deductions	9	-	-	(3,698,586)	(3,162,187)

NET REVENUE	9	-	-	9,064,856	7,915,194
Cost of Services Rendered and Goods Sold	10	-	-	(5,822,720)	(4,848,081)

GROSS PROFIT		-	-	3,242,136	3,067,113
OPERATING INCOME (EXPENSES)		(23,516)	(14,332)	(2,140,637)	(1,844,582)

Selling Expenses	11	-	-	(1,085,777)	(819,937)
General and Administrative Expenses	12	(16,679)	(18,486)	(975,332)	(804,428)
Management Remuneration		(2,389)	(1,816)	(10,387)	(8,910)
Other Operating Income (Expenses)	13	(4,448)	5,970	(69,141)	(211,307)

OPERATING INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND EQUITY IN SUBISIDIARIES		(23,516.0)	(14,332.0)	1,101,499.0	1,222,531.0
Financial Income (expenses), net	14	(63,419.0)	13,333.0	(793,445.0)	(914,135.0)
Equity in Subsidiaries	25	199,401.0	(13,352.0)	-	-

OPERATING INCOME (LOSS)		112,466	(14,351)	308,054	308,396
Non-operating expenses, net	15	(7,957)	(4,389)	(168,025)	(473,434)

INCOME (LOSS) BEFORE TAXES AND PROFIT SHARING		104,509	(18,740)	140,029	(165,038)
Income and Social Contribution Taxes	16	(75,466)	(54,860)	(120,937)	1,357

INCOME (LOSS) AFTER TAXES AND BEFORE PROFIT SHARING		29,043	(73,600)	19,092	(163,681)
Employees and Management Profit Sharing	17	(4,275)	(2,434)	(58,058)	(3,510)
Minority interest		-	-	(102,417)	8,355

INCOME (LOSS) BEFORE REVERSAL OF INTEREST ON SHAREHOLDERS' CAPITAL		24,768	(76,034)	(141,383)	(158,836)
Reversal of Interest on Shareholders' Equity	8	243,500	220,200	393,605	303,975

NET INCOME FOR THE YEAR		268,268	144,166	252,222	145,139

		358,559	355,221	358,559	355,221
Number of shares outstanding at year end (in millions)		0.75	0.41	0.70	0.41
Earnings per thousand shares (in Reais - R$)

See the accompanying notes to the financial statements.

BRASIL TELECOM PARTICIPAÇÕES S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2004 and 2003
(In thousands of Brazilian reais)

	Capital	Capital Reserves			Profit Reserves				Total

		Premium on Subscription of Shares	Special Goodwill Reserve from Merger	Other	Legal Reserve	Unrealized Profit Reserve	Retained Earnings	Treasury Stock

Balances at December 31, 2002	2,257,611	172,261	215,273	2,217	187,865	790,220	2,623,828	(9,175)	6,240,100

Capital Increase
Tax Benefit on Amortization of Goodwill from Merger	28,733	43,025	(71,758)	-	-	-	-	-	-
Profit Reserves	258,088	-	-	-	-	-	(258,088)	-	-
Other Changes in Retained Earnings
Reversal of Reserves	-	-	-	-	-	(87,250)	87,250	-	-
Net Income for the Year	-	-	-	-	-	-	144,166	-	144,166
Proposed Allocation of Income
Transfers to Reserves	-	-	-	-	7,208	-	(7,208)	-	-
Dividends/Interest on Shareholders' Equity	-	-	-	-	-	-	(224,208)	-	(224,208)
Other Changes in Shareholders' Equity
Treasury Stock Repurchase	-	-	-	-	-	-	-	(11,671)	(11,671)

Balances at December 31, 2003	2,544,432	215,286	143,515	2,217	195,073	702,970	2,365,740	(20,846)	6,148,387

Capital Increase
Tax Benefit on Amortization of Goodwill from Merger	23,808	47,949	(71,757)	-	-	-	-	-	-
Other Changes in Retained Earnings
Reversal of Reserves	-	-	-	-	-	(31,907)	31,907	-	-
Net Income for the Year	-	-	-	-	-	-	268,268	-	268,268
Forfeited Dividends	-	-	-	-	-	-	6,163	-	6,163
Proposed Allocation of Income
Transfers to Reserves	-	-	-	-	13,414	-	(13,414)	-	-
Dividends/Interest on Shareholders' Equity	-	-	-	-	-	-	(286,761)	-	(286,761)

Balances at December 31, 2004	2,568,240	263,235	71,758	2,217	208,487	671,063	2,371,903	(32,517)	6,136,057

See the accompanying notes to the financial statements.

BRASIL TELECOM PARTICIPAÇÕES S.A.
STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2004 and 2003
(In thousands of Brazilian reais)

	Parent Company		Consolidated

	2004	2003	2004	2003

SOURCES FROM OPERATING ACTIVITY

Net Income for the Year	268,268	144,166	252,222	145,139
Minority Interest	-	-	102,417	(8,355)
Items not affecting working capital	(165,389)	78,237	2,998,532	3,198,228

Depreciation and Amortization	3,742	4,475	2,588,655	2,205,606
Deferred Direct Taxes	-	-	148,707	25,519
Deferred Indirect Taxes	-	-	8,094	154,019
Equity in Subsidiaries	(199,401)	13,352	-	-
Investments Losses	6,370	4,253	30,542	8,330
Provision for Contingencies	3,147	234	100,546	299,375
Monetary Variation and Interest on Long-Term Items	19,166	55,787	74,030	160,933
Write-off of Permanent Assets	1,587	136	55,976	348,020
Other	-	-	(8,018)	(3,574)

Total Sources from Operating Activity	102,879	222,403	3,353,171	3,335,012

SOURCES FROM THIRD PARTIES

Loans and Financing	-	-	2,427,008	23,731
Licenses - Wireless Services	-	-	28,624	-
Advances from customers	-	-	22,900	-
Transfer from Noncurrent to Current Assets	447,651	116,263	197,284	154,611
Transfer from Current to Noncurrent Liabilites	-	5,357	-	19,787
Dividends	250,236	138,062	-	-
Sale of Permanent Assets	38	9,163	7,405	19,146
Other Sources	51,998	24,363	36,665	4,879

Total Sources from Third Parties	749,923	293,208	2,719,886	222,154

TOTAL SOURCES	852,802	515,611	6,073,057	3,557,166

USE OF FUNDS

Increase in Noncurrent Assets	97,890	38	425,073	155,690

Judicial Deposits	-	-	76,863	91,021
Tax Carryforwards	97,884	24	305,079	59,440
Prepaid Expenses	-	-	24,401	7
Capitalizable Investments	6	14	-	4,000
Financial Investments - Loans	-	-	1,180	606
Other Investments	-	-	17,550	616
Increase in Permanent Assets	514	1,382	2,819,334	1,758,505

Investments	15	-	478,030	349,332
Property, Plant and Equipment	499	256	1,841,746	1,212,007
Deferred Charges	-	1,126	499,558	197,166
Accrued Dividends/Interest on Shareholders' Equity	286,761	224,208	436,866	307,982
Treasury Stock Repurchase	-	11,671	37,550	11,671
Transfer from Noncurrent to Current Liabilities	191,545	187,762	1,156,548	1,619,720
Transfer from Current to Noncurrent Assets	-	-	-	53,674
Other	-	-	-	25,909

TOTAL USES	576,710	425,061	4,875,371	3,933,151

Increase (Decrease) in Net Working Capital	276,092	90,550	1,197,686	(375,985)

CHANGES IN WORKING CAPITAL

Final Working Capital
Current Assets	1,190,986	834,187	6,742,077	4,681,106
Current Liabilities	516,007	435,300	4,613,446	3,747,173

	674,979	398,887	2,128,631	933,933

Less - Initial Working Capital	398,887	308,337	933,933	1,270,618
Merged Working Capital	-	-	(2,988)	39,300

INCREASE (DECREASE) IN NET WORKING CAPITAL	276,092	90,550	1,197,686	(375,985)

See the accompanying notes to the financial statements.

BRASIL TELECOM PARTICIPAÇÕES S.A.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2004 and 2003
(In thousands of Brazilian reais)

	Parent Company		Consolidated

	12/31/04	12/31/03	12/31/04	12/31/03

OPERATING ACTIVITY
Net Income for the Year	268,268	144,166	252,222	145,139
Minority Interest	-	-	102,417	(8,355)
Items that do not Affect Cash Flows	(84,530)	214,805	4,166,741	4,116,933

Depreciation and Amortization	3,742	4,475	2,588,655	2,205,606
Losses on Trade Accounts Receivable	-	-	353,750	268,787
Provision for Doubtful Accounts	-	-	56,594	29,256
Provision for Contingencies	3,147	234	255,346	361,633
Deferred Taxes	18,351	83,119	290,163	211,574
Write-off of Permanent Assets	1,587	136	55,976	348,020
Financial Charges	81,674	116,831	553,915	701,340
Equity in Subsidiary	(199,401)	13,352	-	-
Other	6,370	(3,342)	12,342	(9,283)
Changes in Assets and Liabilities	151,437	103,853	(1,357,727)	(1,016,436)

CASH FLOW FROM OPERATING ACTIVITIES	335,175	462,824	3,163,653	3,237,281

FINANCING
Dividends/Interest on Shareholders' Equity Paid
During the Period	(188,081)	(91,521)	(258,077)	(179,812)
Loans and Financing	(254,231)	(59,867)	366,717	(1,032,906)

Borrowing	-	-	2,427,008	84,565
Loans Paid	(191,582)	(248)	(1,619,147)	(557,416)
Interest Paid	(62,649)	(59,619)	(441,144)	(560,055)
Increases in Shareholders' Equity	-	-	19,538	2,520
Treasury Stock Repurchase	-	(11,671)	(37,550)	(11,671)
Other Cash Flows from Financing Activities	-	-	(6,122)	(22,509)

CASH FLOW FROM FINANCING ACTIVITIES	(442,312)	(163,059)	84,506	(1,244,378)

INVESTMENTS
Short-term Financial Investments	445,725	10,065	3,389	3,743
Suppliers of Investments	(214)	(30)	765,568	13,586
Funds Obtained from the Sale of Permanent Assets	38	9,163	7,405	19,147
Investments in Permanent Assets	(514)	(1,321)	(2,754,584)	(1,663,713)

Investments	(514)	(1,321)	(2,344,660)	(1,401,982)
Investments for Acquisition of New Companies	-	-	(409,924)	(261,731)

Value of Acquisition	-	-	(465,714)	(295,194)
Cash and Cash Equivalents Aggregated	-	-	55,790	33,463
Other Cash Flows from Investment Activities	(6)	(14)	-	(5,173)

CASH FLOW FROM INVESTMENT ACTIVITIES	445,029	17,863	(1,978,222)	(1,632,410)

CASH FLOW FOR THE PERIOD	337,892	317,628	1,269,937	360,493

CASH AND CASH EQUIVALENTS
At End of Year	828,783	490,891	3,226,593	1,956,656
At Beginning of Year	490,891	173,263	1,956,656	1,596,163

CASH AND CASH EQUIVALENTS CHANGES	337,892	317,628	1,269,937	360,493

See the accompanying notes to the financial statements.

Brasil Telecom Participações S.A.

Financial statements
December 31, 2004 and 2003
(A translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

Brasil Telecom Participações S.A.

Publicly-held company

Financial Statements

December 31, 2004 and 2003

Independent auditors’ report

(A translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

To
The Board of Directors and Shareholders
Brasil Telecom Participações S.A.
Brasília - DF

We have examined the balance sheets of Brasil Telecom Participações S.A. and the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2004 and 2003, and the related statements of income, changes in shareholders’ equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and the accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Brasil Telecom Participações S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the results of its operations, changes in its shareholders' equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of cash flows are supplementary information to the aforementioned financial statements, and are presented to facilitate additional analysis. This supplementary information was subject to the same audit procedures as applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

March 29, 2005

KPMG Auditores Independentes
CRC-SP-014.428-“S”-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-S-DF

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
(In thousands of Brazilian reais)

1. OPERATIONS

Brasil Telecom Participações S.A. is a publicly held corporation, established in accordance with Article Nr. 189 of Law 9,472/97 - General Telecommunications Law, as part of the TELEBRÁS spin-off process. The spin-off protocol and justification was approved in the Shareholders’ Meeting of May 22, 1998.

The object of the Company is to control the companies, which explore the public fixed telephony services in Region II, referred to in the General Concession Plan (“PGO”) approved by Decree no. 2,534 of April 2, 1998. Such control is carried out through Brasil Telecom S.A., which is the incumbent responsible for the Switched Fixed Telephone Service (STFC) in Region II of the PGO. Additionally, the Company may have interests in other companies.

The Company is registered with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC) in the USA, being its shares traded on the main stock exchanges in Brazil and its ADR on the New York Stock Exchange (NYSE).

The Company is a subsidiary of SOLPART Participações S/A, which holds 51.00% of the Company’s voting capital and 18.99% of the total capital, as of December 31, 2004.

Direct subsidiaries

a. Brasil Telecom S.A.

Brasil Telecom S.A. (“BrT”), is a telecommunications operator holding a concession to operate STFC in Region II of the PGO, which comprise the Brazilian states of Rio Grande do Sul, Paraná, Santa Catarina, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre, Goiás, Tocantins and the Federal District. The region covered by the concessions has a total area of 2,859,375 square kilometers, corresponding to 34% of the Brazilian territory and Brasil Telecom S.A. holds the local and long distance concessions since July, 1998.

With recognition of the prior fulfillment of the obligations for universalization stated in the General Plan of Universalization Goals (“PGMU”), forecasted for December 31, 2003, in accordance with the acts published in the Diário Oficial da União (Official Daily Government Newspaper) on January 19, 2004, the restriction of providing other telecommunications services ceased to exist, permitting BrT, its parent companies, its subsidiaries and associated companies to obtain new authorizations. On the same date ANATEL, issued authorizations to BrT to exploit STFC the following services: (i) local and domestic long distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) international long distance calls in Regions I, II and III of PGO. As a result of these authorizations, BrT began to exploit the domestic and international long distance services in the new regions, starting on January 22, 2004. In the case of the local service to be provided in regions I and III, as regulated, BrT had a period of 12 months to begin its operations as from the date of the aforementioned authorization. BrT did not provide this service during 2004 and started offer it as from January 19, 2005.

Information related to the quality and universal service targets of the Fixed Switched Telephone Service are available to interested parties on the of ANATEL’s, homepage on the site www.anatel.gov.br.

b. Nova Tarrafa Participações Ltda. e Nova Tarrafa Inc.

The Company also controls Nova Tarrafa Participações Ltda. (“NTP”) and Nova Tarrafa Inc. (“NTI”). The latter, which was previously a minority investment, passed through a spin-off of its assets in the first trimester of 2003, becoming a subsidiary. NTP and NTI hold interests in Internet Group (Cayman) Limited, an internet access provider, whose controlling interest was acquired on November 24, 2004 by Brasil Telecom Subsea Cable Systems (Bermuda) Ltda., an indirect subsidiary of the Company.

NTP and NTI hold an interest in IG Cayman representing 9.25% and 0.16% of total shares, respectively, as of December 31, 2004

Indirect subsidiaries

a. 14 Brasil Telecom Celular S.A.

14 Brasil Telecom Celular S.A. (“BrT Cel”) is a wholly owned subsidiary of BrT incorporated in December 2002, to provide the Personal Communication Service (PCS), with authorization to attend the same coverage area where the Company operates with STFC. BrT Cel was a pre-operational entity until the last quarter of 2004, when it effectively started its operational activities.

b. BrT Serviços de Internet S.A.

BrT Serviços de Internet S.A. (“BrTI”) is a wholly-owned subsidiary of BrT incorporated in October 2001, providing internet services and correlated activities, which became operational at the beginning of 2002.

During the second quarter of 2003, BrTI made investments in capital interests as a partner or quotaholder, obtaining control of the following companies:

(i) Grupo BrT Cabos Submarinos (formerly known as GlobeNet)

This group of companies operates through a system of submarine fiber optics cables, with points of connection in the United States, Bermuda Islands, Venezuela and Brazil, allowing the traffic of data through packages of integrated services, offered to local and international corporate customers. It is comprised by the following companies:

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”): Company acquired on June 11, 2003, as part of the purchasing program of the GlobeNet Group.

  Brasil Telecom Cabos Submarinos do Brasil Ltda. (“BrT CS Ltda.”): Company acquired on June 11, 2003, in which BrTI has direct control and the full control jointly with BrT CSH, being also part of the purchasing program of the GlobeNet Group.

  Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”): Company incorporated under the laws of the Bermudas, for which the transfer of resources by BrTI for payment of subscribed capital occurred on May 30, 2003. It is also part of the purchasing program of the GlobeNet Group. BrT SCS Bermuda holds the total shares of Brazil Telecom of America Inc. and of Brasil Telecom de Venezuela S.A.

In November 2004 Brasil Telecom S.A made some additions to capital in BrT SCS Bermuda, becoming the parent company of this company, with 74.16% of its ordinary and total share capital.

IG Group

BrT SCS Bermuda acquired on November 24, 2004 the controlling interest of Internet Group (Cayman) Limited (“IG Cayman”), with an interest of 63.2% of total shares as of December 31, 2004, a company incorporated under the laws of Cayman Islands. IG Cayman is a holding company which owns the controlling interest of Internet Group do Brasil Ltda. (“IG Brasil”) and Central de Serviços Internet Ltda., both incorporated in Brazil.

The IG Group started its activities in January 2000 and its operations are based mainly on providing dial up access to the internet. Additionally, the Group also provides internet services to mobile phones, broad band access host of sites in Internet and other services related to e-commerce.

(ii) iBest Group

iBest Group concentrate its operations on providing dialed access to the Internet, sales of banners and value added services offering its access accelerator to Internet.

Since February 2002, BrTI has held a minority interest in iBest Holding Corporation (“IHC”), a company incorporated in the Cayman Islands. Due to a succession of various corporate acts occurring during June 2003 in IHC and its subsidiaries, BrTI began to exercise control over the iBest Group, which is formed by the main companies: (i) iBest Holding Corporation; (ii) iBest S.A.; (iii) Febraio S.A.; and (iv) Freelance S.A. In May 2004 through a corporate reorganization process the Freelance fully incorporated Febraio SA., iBest S.A. and its subsidiary Mail BR Comunicação Ltda. As a result, Freelance S.A. became the owner of iBest’s trademark and the main company of this Group.

c. MTH Ventures do Brasil Ltda. (“MTH”)

On May 13, 2004, BrT acquired 80.1% of the voting capital of MTH, in addition to the 19.9% held previously. MTH, in turn, held 100% of the capital of MetroRED Telecomunicações Ltda. (“MetroRED”).

MetroRED is a service provider for a private telecommunications network through optical fiber digital networks, operates in São Paulo, Rio de Janeiro and Belo Horizonte and has a long distance network connecting these major metropolitan commercial centers. It also has an Internet Solution Center in São Paulo, which offers co-location, hosting and other value added services.

d. VANT Telecomunicações S.A. (“VANT”)

On May 13, 2004, BrT acquired the remaining 80.1% of the capital of VANT, which is a service provider for corporate network services, founded in October 1999. Initially focused on a TCP/IP network, VANT started in Brazil with a network 100% based on this technology. VANT operates throughout Brazil, and is present in the main Brazilian state capitals, offering a portfolio of voice and data products.

e. Other service providers entities

BrT acquired at the end of 2004 the entities Santa Bárbara dos Pampas S.A., Santa Bárbara dos Pinhais S.A., Santa Bárbara do Cerrado S.A. and Santa Bárbara do Pantanal S.A. These entities, which were non-operational at the balance sheet date, have the purpose of providing general services, such as asset and real estate management.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law, rules of the Brazilian Securities Commission - CVM and rules applicable to Switched Fixed Telecommunications Services concessionaires.

As the Company is registered with the Securities and Exchange Commission - SEC, it is subject to its rules, and should prepare financial statements and other information using criteria that comply with that entity’s requirements. To comply with these requirements and aiming to meet the market’s information needs, the Company adopts the practice of publish information simultaneously in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless stated otherwise. According to each situation, the notes to the financial statements presented information related to the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED” respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

The accounting estimates were based on objective and subjective factors, based on the judgment of the management for determining the appropriate amount to be recorded in the financial statements. Significant elements subject to these estimates and assumptions include the residual amount of the fixed assets, provision for doubtful accounts, inventories and deferred income tax and social contribution assets, provision for contingencies valuation of financial instruments, and assets and liabilities related to benefits for employees. The settlement of transactions involving these estimates may result in significant different amounts due to the inherent imprecision to the process of their determination. The Company’s management reviews the estimates and assumptions at least quarterly.

Consolidated financial statements

The consolidation was prepared in accordance with CVM Instruction Nr. 247/96 and includes the companies listed in Note 1.

Some of the main consolidation procedures are:

  Elimination of intercompany balances, as well as income and expenses from intercompany transactions;

  Elimination of the balances of the investment accounts and corresponding interests in capital, reserves and retained earnings between the consolidated companies; and

  Segregation of the portions of shareholders’ equity and income of minority shareholders, presented in specific items.

The reconciliation between parent Company and Consolidated net income and Shareholders’ Equity are presented as follows:

	NET INCOME		SHAREHOLDERS’ EQUITY
	2004	2003	2004	2003
Parent Company	268,268	144,166	6,136,057	6,148,387
Records made in the Subsidiary’s Shareholders’ Equity:
Donations and Other	(19,539)	(2,520)	-	-
Interest capitalized in Subsidiary	3,493	3,493	(7,567)	(11,060)
Consolidated	252,222	145,139	6,128,490	6,137,327

Statements of cash flows

The Company, voluntarily, is presenting the statements of cash flows prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

Segment reporting

The Company, voluntarily, is presenting, the Report by Business Segment (note 41). A segment is a distinguishable component of the Company that is engaged in providing products or services, which are subject to risks and rewards that are different from those of other segments.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned below refers to the practices adopted by the Company and its subsidiaries that are included in the consolidated balance sheet.

a. Cash and Cash Equivalents: Cash equivalents are short-term, high-liquidity investments, with immediate maturity. They are recorded at cost, plus income earned to the balance sheet date, not exceeding market value. Investment funds are measured based on the quota value at the balance sheet date.

b. Trade accounts receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff in effect on the date the service is rendered. Unbilled services provided to customers at the balance sheet date are also included in trade accounts receivable. Receivables from the sale of mobile phones and accessories are recorded at the original amount of sales. The criteria adopted for making the provision for doubtful accounts take into account the calculation of the actual percentage losses incurred on each range of maturity for accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts not yet due and the unbilled portion, thus comprising the amount that could become a future loss, which is recorded as a provision.

c. Inventories: Stated at average cost of acquisition, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance and also, related to the consolidated financial statements, mobile phones and accessories for resale. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress) and inventories to be used in maintenance are classified as current and non-current assets, in other assets, which breakdown is shown in Note 20. Obsolete items are provided for through an allowance for losses. In the case of mobile phones and accessories, this provision is calculated based on the difference of average cost in relation to the market value.(when the latter is lower).

d. Investments: Investments in subsidiaries were valued by the equity method. The goodwill was calculated based on the expectation of future results and its amortization is related to the volume and timing forecasted over a period of not more than ten years. Other investments are recorded at acquisition cost, less a provision for losses, when applicable. The investments derived from income tax incentives are recognized at the date of the investment, and result in shares of companies with tax incentives or quotas investment funds. In the period between the investment date and receipt of shares or quotas, they are classified in the Noncurrent assets. The Company adopts the criteria of using the maximum percentage of tax allocation. These investments are periodically valued at cost or market prices, when the latter is lower, and allowances for losses are recorded if required.

e. Property, plant and equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges related to loans assets used to finance constructions in progress are capitalized.

The costs incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair are charged to the profit and loss accounts, on an accrual basis.

Depreciation is calculated using the straight-line method. The depreciation rates used are based on the expected useful lives of the assets and in accordance with the rules of the Public Telecommunications Service. The main rates used are set forth in Note 26.

f. Deferred charges: Segregated between deferred charges on amortization and on formation. Their breakdown is shown in Note 27. Amortization is calculated using the straight-line method, for the period of five years, in accordance with the legislation in force. When the asset no longer generates benefits, it is written off against non-operating income.

g. Income and Social Contribution Taxes: Income and social contribution taxes are recognized on the accrual basis. The taxes levied on temporary differences, tax losses and the negative social contribution basis are recorded under assets or liabilities, as applicable, on the assumption of realization or future, within the parameters established in CVM Instruction Nr. 371/02.

h. Loans and Financing: Updated to the balance sheet date for monetary or exchange variations and interest incurred. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: Recognized based on management’s risk assessment and measured based on economic grounds and legal counselors’ opinions on the lawsuits and other contingency factors known as of the balance sheet date. The basis and nature of the provisions are described in Note 7.

j. Revenue recognition: Revenues from services rendered are accounted for on an accrual basis. Local and long distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards (Public Telephony), mobile phones and accessories are recorded upon sale. Revenues from pre-paid mobile services are recognized based on the use of the respective credits. A revenue is not accounted for if there is an uncertainty in its realization.

k. Recognition of Expenses: Expenses are recognized on accrual basis, considering their relationship with the realization of income. Expenses related to other periods are deferred.

l. Financial Income (Expense), Net: Financial income comprises interest earned on overdue accounts receivable from services, gains on financial investments, exchange variation and hedges. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on Shareholders’ Equity is included in financial expenses and for financial statement presentation purposes, the recognized amounts are reversed to profit and loss accounts and reclassified as a deduction of the retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects linked to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period after the start-up of operations.

n. Benefits for Employees: Private pension plans and other retirement benefits sponsored by the Company and its Subsidiaries for their employees are managed by SISTEL and FBrTPREV. Contributions are determined on an actuarial basis, when applicable, and recognized on an accrual basis. As of December 31, 2001, in compliance with CVM Instruction Nr. 371/00, the subsidiary Brasil Telecom S.A. recorded the actuarial deficit on the balance sheet date against shareholders’ equity, excluding the corresponding tax effects. As from 2002, as new actuarial revaluations determine the need for adjustments to the provision, these are recognized in the profit and loss accounts, in accordance with the cited CVM deliberation above. Complementary information on private pension plans is described in Note 6.

o. Profit Sharing: The provisions for employee and directors’ profit sharing are recognized on an accrual basis. The calculation of the amount, which is paid in the subsequent year after the provision is recognized, is based on the target program established with the labor union, in accordance with Law 10,101/00 and the Company’s bylaws.

p. Earnings per thousand shares: Calculated based on the number of shares outstanding at the balance sheet date, which comprises the total number of shares issued net of treasury stock.

4. RELATED-PARTY TRANSACTIONS

Related party transactions refer to existing operations carried out by the Company with its subsidiaries BrT, NTP and NTI.

Operations between the Company and related parties are carried out under normal market prices and conditions. The main transactions are as follow:

BrT

Dividends/Interest on Shareholders’ Equity: in 2004, the subsidiary credited to the Company interest on Shareholders’ Equity an amount of R$294,395 (R$162,425 in 2003). The balance of this asset Withholding Tax (IRRF) is R$250,236 (R$138,062 on 12/31/03).

Loans with Subsidiary: The asset balance arises from the spin-off of Telebrás and is indexed to exchange variation, plus interest of 1.75% per year, amounting to R$74,523 (R89,653 on 12/31/03). The financial loss recognized in 2004, as a result of the devaluation of the US dollar, was R$4,820 (R$18,965 in financial loss in 2003).

Debentures: On January 27, 2001, the subsidiary issued 1,300 private debentures, which are not convertible or exchangeable for any type of share, at the unit price of R$1,000, totaling R$1,300,000, for the purpose of financing part of its investment program. The Company acquired all these debentures. The balance of nominal value of these debentures will be paid in two installments equivalent to 30% and 40% with maturities on July 27, 2005 and 2006, respectively. The debenture remuneration is equivalent to 100% of the Interbank deposits certificate “CDI”, received semiannually. The balance of this asset as of December 31, 2004 is R$972,006 (R$1,408,190 on 12/31/03) and the yield recognized in the income statement in 2004 represented R$175,956 (R$286,911 in 2003).

Expenses and Accounts Receivable: Arising from transactions related to the use of installations and logistic support. On December 31, 2004, the balance receivable was R$184 (R$157 on December 31, 2003) and the amount of operating expenses recorded in the income statement in 2004 represented R$2,933 (R$2,301 in 2003).

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiaries assessed the book value of its assets and liabilities as compared to the market or realizable values (fair value), based on information available and valuation methodologies adequate for each situation. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each situation. As a result, the estimates presented may not necessarily indicate the amounts that may be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have a material effect on the amounts obtained. The selection of assets and liabilities presented in this Note was made based on their materiality. Those instruments, the value of which approximates fair value and risk assessment is not significant, are not mentioned.

In accordance with their natures, financial instruments may involve known or unknown risks, the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors that can affect the Company’s business are the following:

a. Credit Risk

Most services provided by the subsidiary BrT are related to the Concession Agreement and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in case of public telecommunications services, is subject to legal rules established by the concession authority. The risk exists since the Subsidiary may incur losses arising from the difficulty in receiving amounts billed to its customers. In 2004, the Company’s default was 3.22% of gross revenue (2.69% in 2003). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting off access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services that should be maintained for national security or defense.

In relation to the Mobile Services, the credit risk in sales of handsets and in postpaid services is minimized with the adoption of future clients credit granting analysis. Besides that, in relation to the postpaid services, which represents 33.1% of total clients on December 31, 2004, accounts receivables are monitored in order to limit delinquency by cutting off access to the service (outgoing calls) if the bill is overdue for over 15 days.

b. Exchange Rate Risk

Assets

The Company has loans and financing contracted in foreign currency subject to exchange rate fluctuations. The assets exposed to exchange rate risk are as follows:

PARENT COMPANY	CONSOLIDATED
	Book Value		Book Value
	2004	2003	2004	2003
Assets
Loan Agreements With Subsidiary	74,523	89,653	-	-
Loans and Financing	118,273	125,044	118,273	125,044
Total	192,796	214,697	118,273	125,044
Noncurrent Assets	192,796	214,697	118,273	125,044

The loans receivable in dollars were transferred to the Company at the time of the spin-off of Telebrás. Due to their original characteristics, no financing is available on the market under similar conditions, which led to the presentation of the values booked.

Liabilities

The Company and its subsidiary Brasil Telecom S.A. have loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities. Loans subject to this risk represent approximately 27.2% (3.9% in 12/31/03) of the consolidated indebtedness, not included the balance of hedge contracted. To minimize this type of risk, the subsidiary enters into swap agreements with financial institutions to hedge foreign exchange exposures. 53.2% of the consolidated debt portion in foreign currency is covered by hedge agreements. Unrealized positive or negative effects of these operations are recorded in the profit and loss accounts as gain or loss. In 2004, consolidated net losses totaled R$92,735 (R$83,188 in 2003).

Net exposure, as per book and market values, at the risk of the exchange rate prevailing at the balance sheet date, is as follows:

PARENT COMPANY
	2004		2003
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	396	396	514	469
Total	396	396	514	469
Current	162	162	91	83
Long-Term	234	234	423	386

CONSOLIDATED
	2004		2003
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	1,246,706	1,269,846	146,645	140,413
Hedge Contracts	87,190	74,985	9,809	(8,158)
Total	1,333,896	1.344,831	156,454	132,255
Current	66,041	55,572	43,384	26,494
Long-Term	1,267,855	1.289,259	113,070	105,761

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was the discounted cash flow of the future cash flows of each agreement, utilizing the market rates prevailing at the balance sheet date.

c. Interest Rate Risk

Assets

The asset of the Company is linked with the fully subscription of private debentures issued by subsidiary Brasil Telecom S.A.

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	2004	2003	2004	2003
Assets
Debentures Linked to CDI	972,006	1,408,190	-	-
Loans Linked to CDI, Col, 27 (FGV) and IGP-DI	-	-	10,744	9,959
Total	972,006	1,408,190	10,744	9,959
Current	-	-	2,540	2,446
Noncurrent Assets	972,006	1,408,190	8,204	7,513

The market values are equal to book values, since the current contracting conditions for this type of financial instrument are similar to the original conditions or market information is not available.

The sum of the Company’s debentures, loans and financing concentrated in the subsidiary represents 89.8% (92.3% on 12/31/03) of this type of assets.

Liabilities

In 2000, the Company issued private debentures convertible into preferred shares. This liability was contracted at the interest rate linked to TJLP (Brazilian long-term interest rate). The risk linked to this liability arises from possible increase in this rate.

BrT has loans and financing contracted in local currency subject to interest rates linked to: TJLP, UMBNDES, CDI, etc. The risk inherent in these liabilities arises from possible variations in these rates. The subsidiary has contracted derivative contracts to hedge for 38% (79% on 12/31/03) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts, considering the influence of the dollar on the interest rate (basket of currencies) of these liabilities. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect, the subsidiary against the risk of volatility of these rates. In addition to the loans and financing, the subsidiary issued non-convertible private and public debentures. These liabilities were contracted at interest rates indexed to the CDI and the risk with this liability is due to a possible increase in the rate.

The aforementioned liabilities at the balance sheet date are as follows:

PARENT COMPANY
	2004		2003
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans - TJLP	472,863	452,006	651,492	651,492
Total	472,863	452,006	651,492	651,492
Current	213,670	204,245	213,899	213,899
Long-Term	259,193	247,761	437,593	437,593

CONSOLIDATED
	2004		2003
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans - TJLP (including Debentures)	2,485,351	2,334,966	2,417,518	2,417,518
Loans - UMBNDES	275,565	229,177	209,011	209,011
Hedge on loans indexed to UMBNDES	38,979	13,920	44,895	44,895
CDI	541,707	541,748	919,947	919,947
Loans - IGPM	16,724	16,724	21,739	21,739
Other loans	16,007	16,007	20,438	20,438
Total	3,374,333	3,152,542	3,633,548	3,633,548
Current	790,597	738,632	1,653,574	1,653,574
Long-Term	2,583,736	2,413,910	1,979,974	1,979,974

Some market values are equivalent to book values because the current contractual conditions for these type of financial instruments are similar to those in which they originated or market information is not available.

d. Risk of Not Linking Monetary Restatement Indexes of Loans and Financings to Accounts Receivable

Loan and financing rates contracted by subsidiary BrT are not correlated to amounts of accounts receivable. Consequently, a risk arises, since the telephony tariff adjustments do not necessarily follow increases in local interest rates, which affect the subsidiary’s debts.

e. Contingency Risks

Contingency risks are assessed, as probable possible or remote according to loss hypotheses. Contingencies considered as probable risk are recorded. Details on this risk are presented in Note 7.

f. Risks Related to Investments

The Company has investments valued by the equity method and stated at cost of acquisition. BrT, NTP, and NTI are subsidiaries and are valued based on the equity method.

Investments valued at cost are immaterial in relation to total assets. The risks related to them would not cause significant impacts to the Company’s if losses were to occur on these investments.

In the balance sheet date the investments were represented as follows:

	2004		2003
	Book Value	Market Value	Book Value	Market Value
Investments	4,364,939	5,144,159	4,470,474	5,655,378
Equity in Subsidiaries	4,356,174	5,135,394	4,458,242	5,643,146
Listed in Stock Exchange	4,315,621	5,094,841	4,418,315	5,603,219
Not Listed in Stock Exchange	40,553	40,553	39,927	39,927
Other Investments	8,765	8,765	12,232	12,232

The investment quoted on the stock exchange refers to the interest in Brasil Telecom S.A., and its market value valued based on the market quotations in trading between minority shareholders.

g. Temporary Cash Investment Risks

The company has temporary cash investments in exclusive financial investment funds (FIFs), whose assets comprise federal securities based on floating, fixed and foreign exchange rates, from which some are directly indexed to the CDI, and others indirectly through forward contracts traded at the Futures and Commodities Exchange - BM&F, and in an investment fund in foreign currency, with no credit risks in such investments. The Company maintains cash investments in the amount of R$828,233 (R$490,538 on 12/31/03). Income accrued to the balance sheet date is recorded in financial income and amounts to R$99,356 (R$76,884 in 2003). Consolidated figures are the following: temporary cash investments in the amount of R$3,154,731 (R$1,805,634 on 12/31/03) and income accrued in the amount of R$312,809 (R$227,960 in 2003).

h. Risk of Anticipated Settlement of Loans and Financing

Some of the loans and financing contracts signed by the subsidiary BrT with its creditors contain covenants that stipulate the advance payment of them in cases where minimum values for certain indicators are not achieved, such as indebtedness, liquidity, cash generation and others. The indicators required in these clauses, which are common in loan and financing transactions, were fully achieved by the Subsidiary.

In order to adjust valuation parameters to the new reality of the telecom segment and of the Subsidiary, a renegotiation with the BNDES’ agents (private banks) took place during December 2004. These agents approved the new covenants on December 20, 2004, with retrospective application to the whole year-ended on December 31, 2004, and submitted their acceptance to the BNDES, which accepted (with retroactive application) these new terms and conditions on February 1, 2005. The Company is, on 31 December 2004, in compliance with these revised covenants.

i. Regulatory risk

On June 20, 2003, Anatel enacted Resolution 341, which provides for new types of Anatel concession contracts, effective from January 1, 2006 until 2025. The Form of New Concession Contract provides for changes in the way in which rates are set, for example under the current proposals, the General Price Index - Internal Availability, (Índice Geral de Preços – Disponibilidade Interna, or IGP-DI), will no longer be used to determine the annual inflation-based adjustments to rates. Consequently, the operations and competitive position of Brasil Telecom S.A. may be affected by these changes.

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company and its subsidiaries. These companies are better described together, and can be referred to as “Brasil Telecom (group)” and for the purpose of the pension scheme cited in this note, are also denominated “Sponsor” or “Sponsors”..

a. Private Pension Plan

Brasil Telecom (group) sponsors private pension schemes related to retirement for its employees and assisted members and, in the case of the latter, medical assistance in some cases. These plans are administered by two foundations, which are Fundação de Seguridade Social (SISTEL), which originated from certain companies of the former Telebrás System and Fundação BrTPREV (FBrTPREV), former Fundação dos Empregados da Companhia Riograndense de Telecomunicações - CRT, originating from the former CRT, a company merged by the Company on December 28, 2000.

The bylaws stipulate approval of the supplementary pension policy and the joint liability attributed to the defined benefit plans is subject to the acts signed with the foundations, with the agreement of the Supplementary Pensions National Department - PREVIC (Superintendência Nacional de Previdência Complementar), formerly National Secretary of Private Pension - SPC (Secretaria de Previdência Complementar), when applicable to the specific plans.

The sponsored plans are valued by independent actuaries on the balance sheet date and in the case of the defined benefit plans described in this explanatory note, the Company adopts immediate recognition of the actuarial gains and losses. Full liabilities are booked for the plans showing deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Ruling Nr. 371/00 were adopted. In cases that shown positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing the surpluses.

The characteristics of the supplementary pension plans sponsored are described below:

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

In 2000, the Fundação SISTEL was segmented in several plans with financial autonomy, managed, controlled and accounted for independently, in accordance with the specific legislation. Subsequently, these plans, which were defined benefit plans, were converted to defined contribution plans following the human resources policy of each respective sponsor (the new concessionaires). As a further step of the privatization process (once the sponsors became competitors among themselves), Brasil Telecom S.A. requested the incorporation of its own and legally separated pension plan - Fundação 14 de Previdência Privada (“Fundação 14”) - to the Supplementary Pensions National Department - PREVIC (Superintendência Nacional de Previdência Complementar), formerly National Secretary of Private Pension - SPC (Secretaria de Previdência Complementar). This request was approved in October 7, 2004. Afterwards, a request to transfer the TCSPREV plan from SISTEL to this new entity has been submitted and approved by PREVIC in January 12, 2005. During de first semester of 2005 the management of TCSPREV Plan may be transferred to Fundação 14.

Plans

TCSPREV (Defined Contribution, Settled Benefit, Defined Benefit)
This defined contribution and settled benefit plan was introduced on February 28, 2000, with the adherence of around 80% of the employees at that time. On December 31, 2001, all the pension plans sponsored by SISTEL were merged, and exceptionally and provisionally approved by the Supplementary Pensions Department - SPC, due to the need for adjustments to the regulations. They were subsequently transformed into defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were PBS-TCS, PBT-BrT, Convênio de Administração BrT and Termo de Relação Contratual Atípica, with the conditions established in the original plans being maintained. As from March 2003, no new adhesions to this plan were permitted. TCSPREV currently attends around 55.4% of the staff.

PBS-A (Defined Benefit)
Sponsored jointly with other companies linked to the telecommunications services market and intended for participants that had the status of beneficiaries on January 31, 2000.

PAMA - Health Care Plan for Retired Employees (Defined Contribution) / PCE – Special Coverage Plan (Defined Contribution)

Sponsored jointly with other companies linked to the telecommunications services market and intended for participants that had the status of beneficiaries on January 31, 2000, and also for the beneficiaries of the PBS-TCS Group, incorporated into the TCSPREV on December 31, 2001, and beneficiaries of the plans of definite benefits PBS's of other sponsors of the SISTEL. According to a legal/actuarial appraisal, the sponsor's liability is exclusively limited to future contributions. An optional migration from the PAMA to the PCE took place during 2004. The participants who opted for this migration now contribute to the PCE.

PAMEC-BrT - Health-care Plan for Supplementary Pension Beneficiaries (Defined Benefit)
Medical assistance for retirees and pensioners linked to the PBT-BrT, which was incorporated into the TCSPREV on December 31, 2001.

Contributions Established for the Plans

TCSPREV
Contributions to this plan were maintained on the same basis as the original plans incorporated in 2001 for each group of participants, and were established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the sponsor, and the basic contribution percentages vary between 3% and 8% of the participant's salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the sponsor. In the case of the PBS-TCS group, the sponsor's contribution in 2003 was 12% of the payroll of the participants, whilst the employees' contribution varies according to the age, service time and salary. An entry fee may also be payable depending on age on entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. In 2004, contributions by the sponsor to the TCSPREV group represented on average 6.75% of the payroll of the participants in the plan. For the employees linked to the plan this average was 6.08%.

PBS-A
Contributions may occur in case of accumulated deficit. On December 31, 2004, the plan recorded a surplus.

PAMA / PCE
This plan is funded with contributions of 1.5% of the payroll of active participants linked to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom (group), the PBS-TCS was incorporated into the TCSPREV plan on December 31, 2001, and became an internal group of the plan. The participants who opted for the migration from the PAMA to the PCE now contribute to the latter.

PAMEC-BrT
Contributions for this plan were fully paid in July 1998, through a single allotment. New contributions will be limited to the future necessity to cover expenses, if that occurs.

FUNDAÇÃO BrTPREV

The main purpose of sponsoring FBrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary.

Plans

BrTPREV
A defined contribution and settled benefits plan, introduced in October 2002, to provide supplementary social security benefits in addition to those of the official social security system, that initially only took care of the employees linked to the Rio Grande do Sul Branch of Brasil Telecom S.A. In March 2003 this plan was also opened to the new employees of the Company and its subsidiaries who wanted to participate in the sponsored complementary social security plans. BrTPREV attends around 39.5% of the employee staff.

Fundador - Brasil Telecom and Alternative - Brasil Telecom
Defined benefits plans to provide supplementary social security benefits in addition to those of the official social security system, now closed to the entry of new participants. Currently, these plans attend 0.9% of the employee staff.

Contributions Established for the Plans

BrTPREV
The contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, with the basic percentage contribution varying between 3% and 8% of the participation salary, according to the participant’s age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the sponsor. The sponsor is responsible for the cost of administrative expenses and risk benefits. In 2004, contributions by the sponsor represented on average 5.86% of the payroll of the participants in the plan whilst the average employee contribution was 5.11%.

Fundador - Brasil Telecom and Alternative - Brasil Telecom
The regular contribution by the sponsor in 2004 was an average of 2.48% of the payroll of the participants in the plan, who contributed at variable rates according to the age, time of service and salary, with the average rate in 2004 being 2.39%. In Alternativo - Brasil Telecom, the participants also pay an entrance fee, depending on age when joining the plan.

The technical reserve corresponding to the current value of the sponsor's supplementary contribution, due to the actuarial deficiency of the plans managed by FBrTPREV, must be amortized within the maximum established period of 20 years as from January 2002, in accordance with Circular 66/SPC/GAB/COA of the Supplementary Pensions Department dated January 25, 2002. Of the maximum period established, 17 years still remain for complete settlement.

Status of the Aforementioned Plans (SISTEL and FBrTPREV), based on CVM Resolution Nr. 371/00

The data for the sponsored private pension plans that have definite benefit liabilities are presented below.

	FBrTPREV - BrTPREV		SISTEL - TCSPREV
	2004	2003	2004	2003
CONCILIATION OF ASSETS AND LIABILITIES
Actuarial Liabilities With Benefits Granted	973,323	891,269	171,212	145,934
Actuarial Liabilities With Benefits to be Granted	83,379	99,483	147,861	273,001
(-) Payments of Defined Contributions	-	-	-	(137,132)
(=) Total Present Value of Actuarial Liabilities	1,056,702	990,752	319,073	281,803
Fair value of Plan Assets	(555,256)	(486,348)	(475,911)	(573,834)
(-) Payments of Defined Contributions	-	-	-	137,132
Fair value of Plan Assets	(555,256)	(486,348)	(475,911)	(436,702)
(=) Net Actuarial Liability/(Asset)	501,446	504,404	(156,838)	(154,899)
CHANGES IN NET ACTUARIAL LIABILITY/ (ASSETS)
Present value of Actuarial Liability - Beginning of Period	990,752	922,150	281,803	503,729
Cost of Interest	160,304	163,035	31,013	84,790
Current Service Cost	377	6,502	3,700	33,827
Net benefits Paid	(92,657)	(125,634)	(13,171)	(38,629)
Actuarial (Gain) or Loss on Actuarial Liability	(2,074)	24,699	15,728	(164,782)
Value of the Obligations at the end of the Exercise (Payment of Defined Contributions)	-	-	-	(137,132)
Present value of Actuarial Liability – End of Period	1,056,702	990,752	319,073	281,803
Fair value of Plan Assets at the Beginning of the Period	486,348	420,310	436,702	503,729
Expected Income From Plan Assets	62,798	98,832	50,932	80,457
Regular Contributions Received by the Plan	291	2,380	1,448	28,277
Sponsor	18	149	889	13,935
Participants	273	2,231	559	14,342
Amortization Contributions Received From the Sponsor	98,476	90,460	-	-
Payment of Benefits	(92,657)	(125,634)	(13,171)	(38,629)
Value of the OBLIGATIONS at the end of the Exercise (Payment of Defined Contributions)	-	-	-	(137,132)
Fair Value of Plan Assets at the end of the Period	555,256	486,348	475,911	436,702

(=) Value of the Net Actuarial Liabilities/(Assets) (1)	501,446	504,404	(156,838)	(154,899)
(1)	In the case of net actuarial assets, there is no accounting recognition in the Sponsor.

EXPENSE RECOGNIZED IN THE STATEMENTS OF RESULTS OF BRASIL TELECOM
Current Service Cost	359	6,353	3,700	33,827
Contributions From Participants	(273)	(2,231)	(559)	(14,342)
Cost of Interest	160,304	163,035	-	-
Income from plan Assets	(62,798)	(98,832)	-	-
Actuarial Losses (gains) Recognized	(2,074)	24,699	-	-
Total Expense Recognized	95,518	93,024	3,141	19,485
MAIN ACTUARIAL ASSUMPTIONS USED
Discount rate for Actuarial Liability (6% +Inflation)	15.54%	16.18%	11.30%	11.30%
Total Income Expected From Plan Assets	15.54%	16.18%	18.10%	11.83%
Estimated Index for Salary Increase	2%	2%	2%	2%
Inflation Rate	9.00%	9.60%	5.00%	5.00%
Mortality Table	UP84		UP84 + 1
Disability Table	Álvaro Vindas		Mercer Disability
Mortality Rate of Disabled	IAPB-57		IAPB-57
Turnover	None		0.15/(serviço time + 1); none as from 50 years old
Retirement Age	60 years		60 years
Supplementary information - 2004
a) The assets of the plans cited above are the position on November 30, 2004 and for BrTPrev were projected for December 31, 2004.
b) The data used are from September 30, 2004 and October 31, 2004 for TCSPREV and BrTPREV, respectively. Such data were projected for December 31, 2004 for both plans.
	SISTEL - PBS-A		SISTEL - PAMEC
	2004	2003	2004	2003
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial Liabilities With Granted Benefits	529,690	514,254	852	2,651
Actuarial Liabilities With Benefits to Grant	-	-	34	27
(=)Present Value of Actuarial Liabilities	529,690	514,254	886	2,678
Fair value of Plan Assets	(688,827)	(614,450)	(1,009)	(992)
(=) Net Actuarial Liability/(Asset)	(159,137)	(100,196)	(123)	1,686
CHANGES IN NET ACTUARIAL LIABILITY/(ASSET)
Present Value of Actuarial Liability - Beginning of Period	514,254	430,459	2,678	844
Cost of interest	55,706	46,683	302	147
Current service cost	-	-	1	1
Net benefits paid	(44,940)	(40,283)	(43)	(5)
Actuarial (gain) or loss on actuarial liability	4,670	77,395	(2,052)	1,691
Present Value of Actuarial Liability – end of Period	529,690	514,254	886	2,678
Fair Value of Plan Assets at the Beginning of the Period	614,450	542,744	992	844
Income from Plan Assets	119,317	111,989	60	153
Payment of Benefits	(44,940)	(40,283)	(43)	(5)
Fair value of plan assets at the end of the period	688,827	614,450	1,009	992

(=) Value of the Net Actuarial Liabilities/(Assets) (1)	(159,137)	(100,196)	(123)	1,686
(1)	In the case of net actuarial assets, there is no accounting recognition in the Sponsor, records.

EXPENSE RECOGNIZED IN THE STATEMENTS OF RESULTS OF BRASIL TELECOM
Constitution of the actuarial liabilities	-	-	(1,686)	1,686
Total expense recognized	-	-	(1,686)	1,686

MAIN ACTUARIAL ASSUMPTIONS USED
Discount rate for actuarial liability	11,30%	11,30%	11,30%	11,30%
Total income expected from plan assets	12,20%	11,30%	16,51%	11,30%
Estimated index for increase in benefits	5,00%	5,00%	5,00%	5,00%
Mortality table	UP84 + 1		UP84 + 1
Invalidity table	N/A		Mercer Disability
Starting age for benefits	N/A		100% on vesting date
Inflation rate	5,00%	5,00%	5,00%	5,00%
N/A:	Not Applicable

Supplementary information - 2004
a) The assets of the plans are the position for November 30, 2004. b) The data used are for September 30, 2004, projected for December 31, 2004.

b. Stock Option Plan for Officers and Employees

The Extraordinary Shareholders' Meeting of Brasil Telecom S.A. held on April 28, 2000 approved the general plan to grant stock purchase options to officers and employees of Brasil Telecom S.A. and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Supervisory Board, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A

This program is granted as an extension of the performance goals of the Subsidiary established by the Supervisory Board for a five-year period. Up to December 31, 2004, no stock had been granted.

Program B

The price of exercising is established by the management committee based on the market price of 1000 shares at the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given within the following periods as follows:

	First Grant		Second Grant		Third Grant
	From	End of period	From	End of period	From	End of period
33%	01/01/04	12/31/08	12/19/05	12/31/10	12/21/05	12/31/11
33%	01/01/05	12/31/08	12/19/06	12/31/10	12/21/06	12/31/11
34%	01/01/06	12/31/08	12/19/07	12/31/10	12/21/07	12/31/11

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract.

The information related to the general plan to grant stock options is summarized below:

	2004		2003
	Preferred stock options (thousand)	Annual average price R$	Preferred stock options (thousand)	Annual average price R$
Beginning Balance	907,469	11.73	622,364	11.34
Granted	507,650	15.28	308,033	12.48
Lapsed options	-	-	(22,928)	11.34
Ending Balance	1,415,119	13.00	907,469	11.73

There has been no grant of options for purchase of stocks exercised until the balance sheet date and the representativeness of the balance of the options before the total outstanding stocks is 0.26% (0.17% in 2003).

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the premiums of the respective options, calculated by the Black&Scholes method, for the Subsidiary would be R$1,254 (R$829 in 2003).

c. Other Benefits for Employees

Other benefits are granted to employees, such as: health care/dental care, meal allowance, group life insurance, occupational accident benefit, sickness benefit, transport allowance, and others.

7. PROVISIONS FOR CONTINGENCIES

Brasil Telecom (Group) periodically performs an assessment for contingencies risks, and also review lawsuits taking into consideration the legal, economic, taxes and accounting aspects. The assessment of these risks aims at classifying them according to the chances of an unfavorable outcome between the alternatives of probable, possible or remote, taking into account, the opinion of its legal counselors.

Provisions are recognized for those contingencies where the risks are classified as probable. Contingencies classified as possible or remote are discussed in this Note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company and of service providers.

Tax Suits

The provision for tax contingencies refers mainly to matters related to tax collections due to differences in interpretation of the tax legislation by the Brasil Telecom (group) counsel and the tax authorities.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans and other cases.

Classification by Risk Level

Contingencies with Probable Risk

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
Nature	2004	2003	2004	2003
LABOR	-	-	414,221	424,097
TAX	2,767	-	112,702	65,970
CIVIL	613	233	215,302	208,911
TOTAL	3,380	233	742,225	698,978
CURRENT	-	-	327,643	48,509
NONCURRENT	3,380	233	414,582	650,469

Labor

A net decrease in the provision for labor contingencies in the amount of R$9,876 was recorded in 2004 (R$9,876, consolidated). This variance is caused by the recognition of monetary restatements and effects of the reassessment of contingent risks that determine the additional recognition of a provision in the amount of R$170,052, by new additions amounting to R$26,925 and by payments which amounted to R$207,070. The consolidated provision was also increased by the amount of R$217 due to labor contingencies of VANT and MetroRED at the date these companies started to be consolidated.

The main objects that affect the provisions for labor claims are the following:

(i) Additional Remuneration for Hazardous Activities - related to the claim for payment of additional remuneration for hazardous activities, based on Law 7,369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii) Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. They are related to the repercussion of the salary increase supposedly due on the others sums calculated based on the employees’ salaries;

(iii) Career plan - related to the request for application of the career and salaries plan for employees of BrT, Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc;

(iv) Joint Responsibility - related to the request to ascribe responsibility to the Subsidiary, made by outsourced personnel, due to supposed nonobservance of their labor rights by their real employers;

(v) Overtime supposedly not paid;

(vi) Re-integration - impossibility to terminate labor contract without a fair justification; and

(vii) Potential payment of profit sharing attributed to Santa Catarina branch.

Tax

During 2004 there was a net increase of R$2,767 (R$46,733, consolidated), represented by new additions amounting to R$2,700 (R$24,936, consolidated, being R$2,526 related to the migration of tax liabilities) and R$67 of monetary restatement. The reassement of risks and the effect of monetary restament generated a net decrease of consolidated figures amounting to R$14,600. The consolidated figures also considered payments amounting to R$1,186 and an increase of R$37,581 as a result of the acquisition in May 2004 of MetroRED and Vant.

The main lawsuits provided for are as follows:

(i) Social security - Related to the non-collection of social security education allowance;

(ii) Federal Revenue Department - Incorrect compensation of tax losses;

(iii) CPMF - Non-collection of the contribution on financial activities in 1999.

Civil

The increase in 2004 in the amount of R$380 (R$6,391, consolidated), is represented mainly by reassessments of the contingency risks and recognition of monetary restatement amounting to R$380 (R$20,098, consolidated). The consolidated figures also considered new additions amountjng to R$30,943 and payments totaling R$44,650.

The lawsuits provided are the following:

(i) Review of contractual conditions - Lawsuit where a company which, supplies equipment filed legal action against BrT, asking for a review of contractual conditions due to economic stabilization plans;

(ii) Contracts of Financial Participation - The position related to the incorrect procedure previously adopted by the former CRT, now Rio Grande do Sul Branch of BrT, in processes related to the application of a rule enacted by the Ministry of the Communications has been agreed to in the Court of Appeals of Rio Grande do Sul; and

(i) Other lawsuits - related to various ongoing lawsuits such as indemnification for pain and suffering and material damages to consumers, indemnification for contractual rescission, indemnification for accidents, as well as lawsuits that are in Special Civil Courts whose claims, separately, do not exceed forty minimum salaries.

Contingencies with Possible Risk

The position of contingencies with levels of risk considered to be possible, and therefore not recorded in the accounts, is the following:

NATURE	PARENT COMPANY		CONSOLIDATED
	2004	2003	2004	2003
Labor	-	-	649,328	625,266
Tax	2,601	-	1,251,709	863,967
Civil	68	105	1,006,334	740,640
Total	2,669	105	2,907,371	2,229,873

Labor

The main objects that comprise the possible losses of a labor nature are related to additional remuneration for hazardous activities, promotions and joint responsibility, the evaluation of which processes by the legal assessors resulted in a level of risk of loss evaluated only as possible. As well as the cited objects, also contribute to the aforementioned amount the petition for remunerative consideration for hours of works supposedly exceeding the normal working hours agreed upon between the parties.

Tax

The increase for consolidated occurring in 2004 of R$387,742 refers mainly to new additions amounting to R$167,348 related to ICMS on the international calls and activation services and others, and additions related to the non-payment of ISS and to an alternative interpretation of the PIS taxation. Additionally, a significant amount of additions arose as a result of the reassement of risks (R$47,402) and from monetary restatement (R$148,627).

The main lawsuits considered as possible losses are presented as follows:

(i) INSS (Social security) - alternative interpretation of the basis of calculation;

(ii) Difference between the income tax payment declaration (DCTF) and the income tax statement (DIPJ);

(iii) PIS and COFINS - transfer to final consumer;

(iv) ICMS - On international calls;

(v) ICMS - Differential of rate in interstate acquisitions;

(vi) ICMS - Exploitation of credits related to the acquisition of fixed assets for use and consumption;

(vii) ISS (Service Tax) - Not collected and/or under-collected; and

(viii) Withholding tax (IRRF) - Operations related to hedge for covering debts.

Civil

The increase for consolidated occurring in 2004 was R$265,694 and is represented, mainly, by an increase of R$231,042 related to shares originating in a capitalization process where a larger number of shares in the capital is demanded in relation to that which was issued, as well as corresponding dividends claimed. Other variations refer mainly to monetary restatement and reassessment of risks.

The main lawsuits are presented as follows:

(i) Repayments resulting from Community Telephony Program lawsuits (PCT) - the plaintiffs intend to pay the compensations related to the contracts resulting from the Community Telephony Program;

(ii) Lawsuits of a consumerist nature;

(iii) Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied in a contract for rendering services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services; and

(iv) Attendance for customers points - Public civil lawsuits arising from the closing of customer attendance points.

Contingencies with Remote Risk

In addition to the claims mentioned above, there are also contingencies considered to be of remote risk in the amount of R$49,981 (R$28,181 in 2003) for the Company and R$1,490,365 (R$1,294,159 in 2003) for the consolidated accounts.

Guarantees

The Company has contracts for letter of guarantees signed with financial institutions, as a complementary guarantee for lawsuits in provisory execution, in the amount of R$500, for a indeterminate period of time, with a remuneration of 0.9% p.a.

For the same reason, the subsidiary BrT has contracts for letters of guarantees signed with financial institutions in the amount of R$311,976 (R$124,947 on December 31, 2003). Most of these contracts, representing 10%, have a stated period for termination during 2004 and the remainder is for an indeterminate period of time. The remuneration for these contracts varies between 0.65% p.a and 4.00% p.a., representing a weighted average rate of 0.98% p.a.

The judicial deposits related to the contested contingencies and tributes (suspended liability) are presented in Note 23.

8. SHAREHOLDERS’ EQUITY

a. Capital

The Company is authorized to increase its capital through decisions of the Board of Directors up to a total limit of 700,000,000,000 (seven hundred billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of preferred shares without voting rights.

By a resolution of the General Shareholders’ Meeting or the Board of Directors, the Company’s capital can be increased by the capitalization of retained earnings or prior to it by reserves allocated by the General Shareholders’ Meeting. Under these conditions the capitalization can be made effected without changing the number of shares.

The capital is represented by common and preferred shares, with no par value, and the maintenance of proportion between the shares in the case of capital increases, is not mandatory.

By a resolution of the General Shareholders’ Meeting or the Board of Directors, preference rights can be excluded for the issuance of shares, subscription bonuses or debentures convertible into shares in the cases described article 172 of the Corporation Law.

The preferred shares do not have voting rights, except in the cases specified from the paragraphs of article 11 and 14 of the bylaws, but are assured priority in receiving the minimum, non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of the Company’s shares, or 3% per annum calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of Company’s shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$2,568,240 (R$2,544,432 as of December 31, 2003) represented by shares without par value as follows:

In thousand of shares
TYPE OF SHARES	Total of Shares		Shares held in treasury		Outstanding shares
	2004	2003	2004	2003	2004	2003
Common	134,031,688	134,031,688	1,480,800	1,480,800	132,550,888	132,550,888
Preferred	226,007,753	222,670,188	-	-	226,007,753	222,670,188
Total	360,039,441	356,701,876	1,480,800	1,480,800	358,558,641	355,221,076
	2004	2003
Book Value Per Thousand Outstanding Shares (R$)	17.11	17.31

b. Treasury stock

In the determination of the calculation of the book value per thousand of shares the shares held in treasury are maintained, which are originated from the following repurchasing program realized from 2002 to 2004:

The Company’s Board of Directors approved, ,as disclosured in the material fact of September 13, 2004, the proposals to repurchase preferred stock issued by the Company, for holding in treasury or cancellation or subsequent sale, under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized quantity for the repurchase of Company stock for holding in treasury was limited to 10% of preferred shares outstanding in the market; and (iii) the period determined for the acquisition was 365 days, in accordance with CVM Instruction 390/03.

The movement of shares held in treasury was the following:

	2004		2003
	Common shares (in thousand)	Value	Common shares (in thousand)	Value
Balance at the Beginning of the Year	1,480,800	20,846	692,000	9,175
Number of Shares Acquired	-	-	788,800	11,671
Balance at the end of the Year	1,480,800	20,846	1,480,800	20,846

Historical unit cost of repurchase of treasury shares (R$)	2004	2003
Average	14.08	14.08
Minimum	12.40	12.40
Maximum	17.00	17.00

The unit cost in the acquisition considers the total for the programs for repurchase of shares.

Up to the balance sheet date there was no disposal of common shares acquired.

Market value of treasury shares

The market value of treasury shares at the balance sheet date was the following:

	2004	2003
Number of Common Shares Held in Treasury (in Thousands)	1,480,800	1,480,800
Quotation per Lot of One Thousand Shares in BOVESPA (R$)	26,80	18.25
Market Value	39,685	27,025

The Company presents balance of treasury shares in column detached in statements of changes in Shareholders' Equity. In case of deduction of this account that gave rise to the resources for acquisition, the balance account of retained earnings would be thus presented:

	2004	2003
Balance Presented in the Statements of Changes in Shareholders’ Equity	2,371,903	2,365,740
Stocks Held in Treasury	(20,846)	(20,846)
Balance, net of Shares Held in Treasury	2,351,057	2,344,894

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription and the portion allocated to capital.

Special Goodwill Reserve: represents the net value of the contra entry of the goodwill recorded in deferred charges as provided by CVM Instructions 319/99, 320/99 and 349/01. When the corresponding tax credits are used, the reserve is capitalized, annually, in the name of the controlling shareholder, observing the preemptive rights of the other shareholders.

Other Capital Reserves: recorded by the contra entry of the funds invested in income tax incentives.

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The Legal Reserve is only used to increase capital or to offset losses.

Unrealized profit reserve: recognized in the year in which the amount of the mandatory dividend, calculated in accordance with the statutory provisions or with article 202 of Law 6,404/76, exceeds the realized portion of net income. The reserve can offset losses in subsequent years or, when realized, comprise the calculation of net income adjusted for dividend payments. According to the restatement required by Law 10,303/1, the income recorded under the unrealized income reserve as from 2002 financial year should be considered at the value of the dividend postponed. However the unrealized income reserve formed under the previous regulations, when realized, will continue to form part of the calculation base for the dividends, which is the case of unrealized profit reserve registered in the Company.

Retained Earnings: Comprises the remaining balances of net income, adjusted under the terms of article 202 of Law 6,404/76, or by the recognitions of prior year adjustments, when applicable.

e. Dividends and Interest on Shareholders’ Equity

The dividends are calculated in accordance with the Company bylaws and Corporate Law. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76 and the preferred or priority dividends are calculated in accordance with the Company bylaws.

Through deliberation of the Company’s Board of Directors, Company may pay or credit, as dividends, interest on shareholders’ equity (JSCP) as described in article 9, paragraph 7, of Law Nr. 9.249/95. The interests paid or credited, in accordance with article 44 of Company bylaws, will offset the annual mandatory minimum dividends value.

Mandatory Minimum Dividends calculated in accordance with article 202 of Law 6,404/76

	2004	2003
Net Income for the Year	268,268	144,166
Plus
Realization of Unrealized Profit Reserve	31,907	87,250
Less
Allocation to Legal Reserve	(13,414)	(7,208)
Adjusted net Income	286,761	224,208
Mandatory Dividends (25% of Adjusted net Income)	71,690	56,052

Interest on Shareholders’ Equity Credited - JSCP and Accrued Dividends

The Company credited Interest on Shareholders’ Equity to its shareholders according to the stock position on the date of each credit made during the financial year. The Interest on Shareholders’ Equity credited was allocated to dividends, net of income tax, on the closing date of the financial year, as a proposal for the allocation of income to be submitted for approval by the general shareholders’ meeting.

	2004	2003
Interest on Shareholders’ Equity - JSCP - Credited	243,500	220,200
Withholding Tax (IRRF)	(36,525)	(33,030)
JSCP Net	206,975	187,170
Accrued Dividends, in Complement to Interest on Shareholders’ Equity	43,261	4,008
Total Remuneration to Shareholders	250,236	191,178
Common Stock	92,728	71,338
Preferred Stock	157,508	119,840

Total Remuneration per Thousand Shares (in Reais) (1)	2004	2003
Common	0.699565	0.538851
Preferred	0.696914	0.537803
Total shares	0.697894	0.538194

(1) The dividends/Interest on Shareholders’ Equity calculation, per thousand shares, takes in consideration the outstanding shares at year end. The difference per type of shares presented is due to different outstanding shares breakdowns at the date of the credit of Interest on Shareholders’ Equity and as of December 31, 2004. Nevertheless, the remuneration per type of shares is the same in each date of credit.

Total remuneration for the shareholders in 2004 and 2003 is based on the distribution of interest on shareholders’ equity, net of withholding tax, and accrued dividends in complement to interest on shareholders’ equity, the value of which exceeded the amount of the compulsory dividend, and also exceeded the amount of the priority dividend and dividend on common stock calculated under equal conditions.

9. OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

CONSOLIDATED
	2004	2003
Fixed Telephone Services

Local Service	6,891,760	6,495,446
Activation Fees	33,493	35,540
Basic Subscription	3,110,050	2,858,002
Measured Service Charges	1,474,503	1,427,182
Fixed to Mobile Calls - VC1	2,180,947	2,062,828
Rent	1,644	1,713
Other	91,123	110,181

Long Distance Services	2,642,906	1,923,656
Inter-Sectorial Fixed	1,073,434	1,088,311
Intra-Regional Fixed (Inter-Sectorial)	403,805	361,658
Fixed Inter Regional	214,835	-
Fixed to Mobile Calls - VC2 and VC3	916,758	473,125
International	34,074	562

Interconnection (Tariffs on use of Network)	731,279	835,311
Fixed-Fixed	467,995	607,116
Mobile-Fixed	263,284	228,195

Lease of Means	239,143	215,510
Public Telephones	478,805	394,525
Supplementary Services, Intelligent Network and Advanced Telephony	421,035	356,384
Other	33,194	26,683

Total Fixed Telephone Services	11,438,122	10,247,515

Mobile Telephone Services

Telephony	18,219	-
Subscription	10,201	-
Measured Service Charges	5,540	-
Roaming	208	-
Interconnection	2,107	-
Other	163	-

Sales of goods	69,685	-
Mobile Handsets	64,687	-
Electronic Cards - Brasil Chip, Accessories and other	4,998	-

Total Mobile Telephone Services	87,904	-

Data Transmission and Other Services

Data Transmission	1,068,779	766,196
Other Services	168,637	63,670

Total Data Transmission and Other Services	1,237,416	829,866

Gross Operating Revenue	12,763,442	11,077,381

Deductions	(3,698,586)	(3,162,187)
Taxes on Gross Revenue	(3,579,541)	(3,042,487)
Other Deductions from Gross Revenue	(119,045)	(119,700)

Net Operating Revenue	9,064,856	7,915,194

10. COST OF SERVICES RENDERED AND SALES OF GOOD

The costs incurred in the generation of services rendered are as follows:

CONSOLIDATED
	2004	2003
Interconnection	(2,297,450)	(1,772,110)
Depreciation and Amortization	(2,179,985)	(1,910,939)
Third-Party Services	(660,744)	(598,344)
Rent, Leasing and Insurance	(342,070)	(322,846)
Personnel	(118,996)	(129,404)
Goods Sold	(94,031)	-
Materials	(86,224)	(84,262)
Connection Means	(22,563)	(12,244)
Fistel	(14,539)	(13,951)
Other	(6,118)	(3,981)
Total	(5,822,720)	(4,848,081)

11. SELLING EXPENSES

The expenses related to commercialization activities are detailed according to the following nature:

CONSOLIDATED
	2004	2003
Third-Party Services	(493,909)	(369,868)
Losses on Accounts Receivable	(411,278)	(298,042)
Personnel	(146,274)	(140,010)
Materials	(18,076)	(1,959)
Rent, Leasing and Insurance	(8,681)	(4,414)
Depreciation and Amortization	(7,182)	(5,322)
Other	(377)	(322)
Total	(1,085,777)	(819,937)

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include the information technology expenses are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	2004	2003	2004	2003
Third-Party Services	(9,386)	(10,444)	(561,529)	(414,302)
Depreciation and Amortization	(1,864)	(2,597)	(213,278)	(162,822)
Personnel	(2,900)	(2,436)	(152,518)	(155,763)
Rent, Leasing and Insurance	(2,451)	(2,917)	(42,446)	(67,282)
Materials	(71)	(77)	(4,731)	(3,562)
Other	(7)	(15)	(830)	(697)
Total	(16,679)	(18,486)	(975,332)	(804,428)

13. OTHER OPERATING INCOME (EXPENSES)

Following are presented the remaining income and expenses attributed to operational activities:

PARENT COMPANY	CONSOLIDATED
	2004	2003	2004	2003
Settlement of Dispute With Embratel	-	-	124,501	-
Recovered Taxes and Expenses	3,151	-	117,219	36,849
Fines	(1,742)	(4)	65,544	77,734
Technical and Administrative Services	1,217	1,108	58,476	40,805
Rent of Infrastructure and Others	-	-	48,384	44,033
Reversal/(Provision) of Other Provisions	-	19	23,226	(2,970)
Dividends on Investments Valued at Acquisition Cost	-	1	360	145
Write-Off of Revenue in the Process of Classification	-	-	-	17,936
Forfeiture Dividends	-	7,595	-	18,139
Contingencies - Provision(1)	(3,146)	(234)	(255,346)	(359,947)
Taxes (Other than on Gross Revenue, Income and Social Contribution Taxes)	(146)	(578)	(126,154)	(32,461)
Amortization of Goodwill on Acquisition of Investment	(1,878)	(1,878)	(63,473)	(2,509)
Provision for Actuarial Liabilities of Pension Fund	-	-	(31,132)	(8,434)
Donations and Sponsorships	-	(58)	(10,991)	(21,198)
Court Costs	(29)	-	(4,992)	(1,891)
Gains/Losses on Maintenance/Resale Inventories	-	-	(3,459)	(1,167)
Write-Off of Advances and Other Credits	(1,653)	-	(1,653)	(3,293)
Labor Severance Payments	-	-	(337)	(400)
Other Expenses	(222)	(1)	(9,314)	(12,678)
Total	(4,448)	5,970	(69,141)	(211,307)
(1) The contingences are shown in Note 7.

14. FINANCIAL INCOME (EXPENSES), NET

PARENT COMPANY	CONSOLIDATED
	2004	2003	2004	2003
Financial Income	311,509	405,128	616,872	395,784
Local Currency	309,448	400,071	516,408	341,162
On Rights in Foreign Currency	2,061	5,057	100,464	54,622
Financial Expenses	(374,928)	(391,795)	(1,410,317)	(1,309,919)
Local Currency	(115,423)	(94,086)	(796,821)	(841,108)
On Liabilities in Foreign Currency	(16,005)	(77,509)	(219,891)	(164,836)
Interest on Shareholders’ Equity	(243,500)	(220,200)	(393,605)	(303,975)
Total	(63,419)	13,333	(793,445)	(914,135)

The Interest on Shareholders’ Equity was reversed in the statement of income and deducted from retained earnings, in shareholders’ equity, in accordance with CVM Resolution Nr. 207/96.

15. NON-OPERATING EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	2004	2003	2004	2003
Amortization of Special Goodwill on Merger (Instr. CVM 319/99)	(211,052)	(211,052)	(400,379)	(400,379)
Reversion of the Provision for Maintenance of the Integrity of the Shareholders’ Equity (CVM Instruction 349/01)	211,052	211,052	400,379	400,379
Amortization of Goodwill on Merger	-	-	(124,738)	(124,015)
Losses on Investments	(6,370)	(4,253)	(57,832)	(4,253)
Gain (Loss) on Permanent Asset Disposals	18	(120)	(39,994)	(298,678)
Provision/Reversal for Investment Losses	(1,605)	(16)	(1,205)	(911)
Provision/Reversal Realizable Value and Fixed Asset Losses	-		62,163	(47,848)
Other Nonoperating Income (Expenses)	-	-	(6,419)	2,271
Total	(7,957)	(4,389)	(168,025)	(473,434)

16. INCOME AND SOCIAL CONTRIBUTION TAXES

Income and social contribution taxes are booked on accrual basis, being temporary differences deferred. The provision for income and social contribution taxes recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
	2004	2003	2004	2003
Income Before Taxes and After Employee and Management Profit Sharing	100,234	(21,174)	81,971	(168,548)
Results of Subsidiaries Which are not Subject to Income and Social Contribution Taxes	-	-	29,958	11,347
Total of Taxable Income	100,234	(21,174)	111,929	(157,201)
Income Tax
Expense Related to Income TAX (10%+15%=25%)	(25,059)	5,293	(27,982)	39,300
Permanent Additions	(29,538)	(46,653)	(73,911)	(46,920)
Amortization of Goodwill	(470)	(469)	(37,945)	(31,708)
Equity in Subsidiaries	(25,960)	(45,915)	-	-
Non-Operating Equity in Subsidiaries	(1,593)	-	(1,593)	(2,604)
Exchange Variation on Equity Investments	-	-	(7,282)	-
Provision for Losses on Investments	-	-	(12,899)	-
Other Additions	(1,515)	(269)	(14,192)	(12,608)
Permanent Exclusions	2,212	962	7,194	4,631
Equity in Subsidiaries	2,212	908	-	-
Exchange Variation on Equity Investments	-	-	1,143	522
Dividends on Investments Stated at Cost/Forfeiture Dividends	-	30	90	2,021
Recoverable of Federal Taxes	-	-	4,567	-
Other Exclusions	-	24	1,394	2,088
Offseting of Tax Losses	-	-	3,123	-
Recognition of Deferred Income Tax on Accumulated Tax Losses	-	-	10,100	1,654
Other	(3,555)	(1)	(10,793)	775
Effect of Income Tax in Statement of Income	(55,940)	(40,399)	(92,269)	(560)
Social Contribution Tax
Expense Related to Social Contribution Tax (9%)	(9,021)	1,906	(10,074)	14,148
Permanent Additions	(10,387)	(16,706)	(24,813)	(14,351)
Amortization of Goodwill	(169)	(169)	(13,660)	(11,415)
Equity in Subsidiaries	(9,346)	(16,530)	-	-
Non-Operating Equity in Subsidiaries	(573)	-	(573)	(937)
Exchange Variation on Equity Investments	-	-	(2,622)	-
Provision for Losses on Investments	-	-	(4,643)	-
Other Additions	(299)	(7)	(3,315)	(1,999)
Permanent Exclusions	796	338	2,559	1,574
Equity in Subsidiaries	796	327	-	-
Exchange Variation on Equity Investments	-	-	411	188
Dividends on Investments Stated at Cost/Forfeiture Dividends	-	11	32	727
Recovery of Federal Taxes	-	-	1,644	-
Other Exclusions	-	-	472	659
Offseting of Social Contribution Losses	-	-	1,124	-
Recognition of Deferred Social Contribution Tax on Accumulated Tax Losses	-	-	3,636	616
Other	(914)	1	(1,100)	(70)
Effect of Social Contribution in tax Statement of Income	(19,526)	(14,461)	(28,668)	1,917
Income and Social Contribution Tax Expense in Statement of Income	(75,466)	(54,860)	(120,937)	1,357

17. EMPLOYEE AND MANAGEMENT PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	2004	2003	2004	2003
Emprloyee Profit Sharing	(1,540)	(1,434)	(52,983)	(42,531)
Officer Profit Sharing	(2,735)	(1,000)	(9,626)	(7,267)
Total	(4,275)	(2,434)	(62,609)	(49,798)
Profit Sharing	(4,275)	(2,434)	(58,058)	(3,510)
Costs and Operational Expenses	-	-	(4,551)	(46,288)

The employee and management profit sharing is recorded in cost or operating expenses when there is loss before profit sharing. On the calculation of profit or loss before profit sharing is considered a reversal of Interest on Shareholders’ Equity.

18. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	2004	2003	2004	2003
Cash	15	18	2,068	23
Banks	534	335	69,795	150,999
Temporary Cash Investments	828,234	490,538	3,154,730	1,805,634
Total	828,783	490,891	3,226,593	1,956,656

Temporary cash investments represent amounts invested in exclusive financial investment funds, which comprise portfolios managed by financial institutions composed by federal bonds with an average yield equivalent to interbank deposit rates (DI CETIP - CDI), contracts in the Futures and Commodities Exchange - BM&F, linked to foreign exchange variation and interest around 3.99% p.a. and, in consolidated figures, investment fund in foreign currency bearing interest from 1% to 4.25% p.a.

The liabilities of these exclusive funds are limited to management and administrative fees such as custody, audit, and other. There are no significant financial liabilities as well as the Company has not used any asset as collateral to cover liabilities that may arise from these exclusive funds. The funds creditors do not have rights over the general credit of the Company.

19. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

CONSOLIDATED
	2004	2003
Billed Amounts	1,363,406	1,335,606
Unbilled Amounts	911,655	707,130
Sale of Goods	79,699	-
Subtotal	2,354,760	2,042,736
Allowance for Doubtful Accounts	(243,181)	(183,023)
Services Rendered	(241,022)	(183,023)
Sale of Goods	(2,159)	-
Total	2,111,579	1,859,713

Current	1,518,169	1,300,313
Past Due - 01 to 30 Days	385,039	311,753
Past Due - 31 to 60 Days	134,899	100,480
Past Due - 61 to 90 Days	86,120	83,694
Past Due - 69 to 120 Days	64,723	55,001
Past Due - Over 120 Days	164,810	191,495

20. INVENTORIES

Maintenance and selling inventories, which are subject to provision for losses as a result of their realization value, comprise the following:

CONSOLIDATED
	2004	2003
Mobile Phones and Accessories	209,024	-
Maintenance Inventories	15,679	37,704
Provision for Losses - Realization Value	(43,814)	-
Provision for Losses - Obsolete Items	(6,856)	(10,609)
Total	174,033	27,095
Current	174,033	8,042
Non-Current	-	19,053

21. LOANS AND FINANCING ASSETS

PARENT COMPANY	CONSOLIDATED
	2004	2003	2004	2003
Loans
Loans to Subsidiary	74,523	89,653	-	-
Loans	118,273	125,044	129,017	135,003
Financing
Debentures of Subsidiary	972,006	1,408,190	-	-
Total	1,164,802	1,622,887	129,017	135,003
Current	-	-	2,540	2,446
Noncurrent	1,164,802	1,622,887	126,477	132,557

The Loans and financing asset include the amount of R$118,273 (R$125,044 at December 31, 2003), related to the assets transferred to Brasil Telecom Participações S.A. in the TELEBRÁS spin-off process, referring to liabilities of Telebrasília Celular S.A. and Telegoiás Celular S.A. through a repass of funds for financing their expansions. These amounts are subject to exchange variation plus interest between 11.55% per year and the semiannual Libor rate plus 1% or 1.5% per year. These loans are being challenged in the courts by the holding company of the aforementioned mobile cellular operators, and therefore are not being received. According to the opinion of the Company’s legal counselors, there are no expectations of loss in relation to these receivables.

The income related to the restatement of the charges on these loans receivable is being deferred for tax purposes, and the corresponding deferred income and social contribution taxes are recognized.

The amounts related to loans and debentures receivable from the Subsidiary until December 31, 2004, in the amount of R$460,327 (507,308 in 2003), are being presented in the noncurrent assets, in accordance with the article Nr. 179, under the Law of the S.A.

22. DEFERRED AND RECOVERABLE TAXES

Deferred income tax and social contribution

PARENT COMPANY	CONSOLIDATED
	2004	2003	2004	2003
Income Tax
Deferred Income Tax on:
Tax Loss Carryforwards	-	-	52,652	1,022
Provision for Contingencies	845	-	173,732	174,142
Provision for Pension Actuarial Insufficiency Coverage	-	-	125,362	126,523
Provision for Doubtful Accounts	-	-	60,448	45,754
ICMS - 69/98 AGREEMENT	-	-	50,761	38,938
Goodwill on Acquisition of CRT	-	-	43,387	90,719
Provision for COFINS/CPMF/INSS Suspended Collection	-	-	16,110	14,573
Provision for Employee Profit Sharing	365	355	12,008	9,371
Unrealized Revenues	-	-	2,867	4,190
Goodwill on Bluetel Acquisition (CVM Instr. 349/01)	-	52,763	-	52,763
Other Provisions	-	59	14,648	24,987
Subtotal	1,210	53,177	551,975	582,982
Social Contribution Tax
Deferred Social Contribution Tax on:
Negative Calculation Basis	-	-	18,996	368
Provision for Contingencies	304	-	62,544	62,691
Provision for Pension Actuarial Insufficiency Coverage	-	-	45,130	45,548
Provision for Doubtful Accounts	-	-	21,761	16,471
Goodwill on Acquisition of CRT	-	-	15,619	32,659
Provision for Employee Profit Sharing	266	218	5,019	4,028
Unrealized Revenues	-	-	1,032	1,507
Goodwill on Bluetel Acquisition (CVM Instr. 349/01)	-	18,995	-	18,995
Other Provisions	-	20	6,248	9,265
Subtotal	570	19,233	176,349	191,532
Total	1,780	72,410	728,324	774,514
Current	1,780	72,410	285,000	270,167
Noncurrent	-	-	443,324	504,347

The periods during which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized are given below, and derived from temporary differences between book income according on the accrual basis and taxable income. The realization periods are based on a technical study using forecasted future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction Nr. 371/02, and a technical study approved by the Management and by Board of Directors and reviewed by the Fiscal Council.

Parent Company	Consolidated
2005	1,780	285,000
2006	-	67,350
2007	-	101,358
2008	-	70,451
2009	-	54,209
2010 - 2012	-	55,566
2013 - 2014	-	18,426
After 2014	-	75,964
Total	1,780	728,324
Current	1,780	285,000
Noncurrent	-	443,324

The recoverable amount foreseen after the year 2014 is a result of a provision to cover an actuarial insufficiency of the pension plan, the liability for which is being settled according to the maximum period established by the Supplementary Pensions Department (“SPC”), which is 17 years. Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the company presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$161,388, attributed to the consolidated accounts were not recorded, due to the lack of fulfillment of the minimum requirements regarding historical and forecasted taxable income for te direct/indirect subsidiaries VANT, MetroRED, BrT CSH, BrT CS Ltda, and IG Brasil.

Other Taxes Recoverable

It is comprised of Federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Complementary Law Nr. 102/00.

PARENT COMPANY	CONSOLIDATED
	2004	2003	2004	2003
ICMS	119	58	493,120	373,338
Income Tax	315,121	241,590	403,954	322,055
PIS and COFINS	456	-	108,212	62,102
Social Contribution Tax	11,752	11,266	33,412	32,264
Fust	-	-	26,745	-
Other	9	9	4,784	4,425
Total	327,457	252,923	1,070,227	794,184
CURRENT	103,965	127,315	556,466	430,858
Noncurrent	223,492	125,608	513,761	363,326

23. JUDICIAL DEPOSITS

Balances of judicial deposits related to contingencies and contested taxes (suspended collection) are as follow:

PARENT COMPANY	CONSOLIDATED
NATURE OF RELATED LIABILITIES	2004	2003	2004	2003
Labor	2	2	318,724	219,239
Tax	-	-	274,627	210,851
Contested Taxes - ICMS Agreement Nr. 69/98	-	-	202,987	155,059
Other	-	-	71,640	55,792
Civil	-	-	27,649	27,890
Total	2	2	621,000	457,980
Current	-	-	144,770	40,367
Noncurrent	2	2	476,230	417,613

24. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
NATURE OF RELATED LIABILITIES	2004	2003	2004	2003
Receivables from Other Telecom Companies	-	-	100,331	103,338
Advances to Suppliers	75	-	40,795	12,613
Contractual Guarantees and Retentions	-	-	34,181	69,251
Advances to Employees	123	31	25,941	20,622
Receivables from Sale of Assets	-	-	336	5,527
Prepaid Expenses	7,826	7,613	97,691	44,567
Assets for Sale	-	-	276	9,269
Tax Incentives	-	-	14,473	18,315
Compulsory Deposits	-	-	1,750	1,750
Dividends/Interest on Shareholders’	250,236	138,062	-	-
Other	446	2,041	12,920	7,332
Total	258,706	147,747	328,694	292,584
Current	256,458	143,571	241,096	112,857
Noncurrent	2,248	4,176	87,598	179,727

25. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	2004	2003	2004	2003
Investments Carried Under the Equity Method	4,356,153	4,458,228	-	-
BRT	4,315,621	4,418,315	-	-
NTP	37,879	37,016	-	-
NTI	2,653	2,897	-	-
Advances for Future Capital Increases	21	14	-	-
NTP	21	14	-	-
Goodwill on Acquisition of Investments	1,722	3,600	445,119	126,492
CRT	1,722	3,600	1,722	3,600
IG Cayman	-		267,086
MTH Ventures do Brasil	-	-	95,651	-
Ibest Group	-	-	74,076	117,216
BRT Cabos Submarinos Group	-	-	6,584	5,676
Interests valued at Acquisition Cost	6,910	6,895	46,059	183,418
Tax Incentives (Net of Allowance for Losses)	133	1,737	27,589	28,299
Other Investments	-	-	389	350
Total	4,364,939	4,470,474	519,156	338,559

The advances for future capital increases have been considered in the equity measurement of these investments, as they are, in fact, capital increases that will be formalized in the short-term.

Investments valued by the equity method: comprise the Company’s ownership interest in its subsidiaries BrT, NTP, and NTI, the principal data of which are as follow:

	BT S.A.	NTP (Ltda.)	NTI
Shareholders’ Equity	6,481,365	37,879	2,653
Capital	3,401,245	32,625	2,661
Book Value per Share/Capital Quota (R$)	0.012	1.16	2,645.06
Net Income	288,552	863	(8)
Number of Shares/Capital Quotas Held by Company
Common Shares	247,276,380,758	-	1,003
Preferred Shares	112,516,718,089	-	-
Capital Quotas	-	32,624,928	-
Ownership % in Subsidiary’s Capital (1)
In Total Capital	66,43%	99,99%	100%
In Voting Capital	99,07%	99,99%	100%
Dividends/Interest on Shareholders’ Capital Receivable	250,236	-	-
(1) It considers the capital stock in circulation

The equity income/(loss) comprises the following:

	Operating		NonOperating
	2004	2003	2004	2003
BRT	198,782	(14,437)	(6,370)	(4,253)
NTP	863	(7)	-	-
NTI	(244)	1,092	-	-
Total	199,401	(13,352)	(6,370)	(4,253)

Interest Valued at Acquisition Cost : Represented by interests obtained by converting into shares or capital quotas of tax incentives investments in regional FINOR/FINAM funds, Law for Incentives for Information Technology Companies and the Audiovisual Law. Shares of other telecommunications companies located in the regions covered by such regional incentives predominate. In 2003, related to the consolidated figures, the investments in MTH and Vant, amounting to R$61,463 and R$36,018, respectively, were measured at cost. In 2004 the subsidiary Brasil Telecom S.A., acquired the remaining stake of the capital of MTH and Vant, and those investments began to be valued by the equity method in the Subsidiary.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originating in the investment of allowable portions of income tax due.

Other investments: are related to cultural assets.

26. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
NATURE	2004				2003
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
Assets for General Use	5% - 20%	53,237	(52,082)	1,155	2,562
Other Assets	20%(1)	3,917	(3,828)	89	38
Total		57,154	(55,910)	1,244	2,600
(1) Annual average weighted rate
CONSOLIDATED
NATURE	2004				2003
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
Construction in Progress	-	656,703	-	656,703	493,997
Public Switching Equipment	20%	4,954,193	(4,309,699)	644,494	938,204
Equipments and Transmission Means	17,8%(1)	10,853,395	(7,207,883)	3,645,512	3,886,188
Termination	20%	476,701	(419,983)	56,718	78,490
Data Communication Equipment	20%	1,310,787	(577,736)	733,051	669,472
Buildings	4%	900,406	(474,152)	426,254	440,460
Infrastructure	9,1%(1)	3,514,504	(1,809,484)	1,705,020	1,746,200
Assets for General USE	18,3%(1)	918,596	(555,678)	362,918	264,618
Land	-	86,089	-	86,089	87,195
Other Assets	20%(1)	936,762	(366,518)	570,244	426,973
Total		24,608,136	(15,721,133)	8,887,003	9,031,797
(1) Annual average weighted rate

According to the STFC concession contracts, the subsidiary Brasil Telecom S.A. assets that are indispensable for providing the service and qualified as “reversible assets” at the time of expiration of the concession will automatically revert to ANATEL, and the Subsidiary will be entitled to the right to the compensation stipulated in the legislation and the corresponding contracts.

In 2004, considering the current technological stage of the telecommunications equipment, the subsidiary Brasil Telecom S.A., based on technical report issued by Instituto Nacional de Tecnologia, in January 12, 2004, decided to changed the depreciation rates of some equipment, covering underground systems, and metallic, coaxial and optic cables. This change generated a reduction in consolidated income, net of taxes and minority interest, in the amount of R$191,721.

Rent Expenses

The Company and the subsidiary BrT rent properties, posts, access through third-party land areas (roads), equipment and connection means, formalized through various contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses related to such contracts amount to R$54 (R$33 in 2003) for the Company and R$250,107 (R$190,030 in 2003) for the consolidation.

Leasing

The subsidiary BrT have lease contracts for information technology equipment. This type of leasing is also used for aircraft to be used in consortium with other companies. The participation in the consortium is 15.6% for the Company and 54.4% for the subsidiary. Leasing expenses recorded in 2004 amounted to R$656 (R$1,711 in 2003) for the Company and R$17,334 (R$42,601 in 2003) for the consolidation.

At year end, the balance of payables due to lease contracts, per year of disbursement, is as follows:

PARENT COMPANY	CONSOLIDATED
	2004	2003	2004	2003
2004	-	1,573	-	21,841
2005	1,039	1,175	9,507	5,475
2006	1,051	1,120	9,516	5,036
2007	1,065	1,083	9,577	4,868
2008	1,080	1,046	8,048	4,701
2009	1,094	1,008	4,922	4,532
2010	399	523	1,793	2,352
2011 and after	988	1,294	4,439	5,823
Total Minimum Payments to be Made	6,716	8,822	47,802	54,628

Information technology equipment contracts are valid for an average period of 43 months and are subject to the CDI rate (Brazilian Interbank Rate). For aircraft leased in consortium the average period is 7 years and payments are linked to the variation of the dollar, plus LIBOR and interest of 2.95% per year.

Insurance (unaudited)

Brasil Telecom (Grupo) have insurance policies covering reversible assets and loss of profits as established in the Concession Contract with the government. Insure expenses were R$1,740 (R$1,173 in 2003) and R$12,364 (R$10,481 in 2003) for the consolidation.

The assets, responsibilities and interests covered by insurance are the following:

Type	Cover	Amount insured
		2004	2003
Operating Risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	11,745,459	9,910,135
Loss of Profit	Fixed expenses and net income	7,370,615	6,789,697
Performance Bonds	Compliance with contractual obligations	120,870	165,490
Comprehensive General Liability	Telephony services	12,000	-

There is also contracted insurance related to the civil liability of administrators, with the amount insured being the equivalent of US$15,000,000.00 (fifteen million US dollars).

There is no contractual civil liability insurance to cover clients in the case of claims or judicial suits, or optional third party liability for third party claims involving Company vehicles.

27. DEFERRED CHARGES

PARENT COMPANY
	2004			2003
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	147	(59)	88	118
Installation and Reorganization Costs	-	-	-	963
Total	147	(59)	88	1,081

CONSOLIDATED
	2004			2003
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	724,484	(185,925)	538,559	304,558
Installation And Reorganization Costs	352,320	(93,454)	258,866	95,468
Goodwill on CRT Merger	644,820	(524,474)	120,346	237,694
Other	15,564	(7,064)	8,500	8,406
Total	1,737,188	(810,917)	926,271	646,126

The goodwill, R$113,680 (R$237,694 in 2003) arose from the merger of CRT into the subsidiary Brasil Telecom S.A and the amortization is being carried out over five years, based on the expected future profitability of the acquired investment.

28. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	2004	2003	2004	2003
Salaries and Fees	-	55	4,553	298
Payroll Charges	389	279	60,809	52,168
Benefits	34	22	5,623	4,833
Other	-	-	7,511	12,479
Total	423	356	78,496	69,778
Current	423	356	73,662	61,907
Noncurrent	-	-	4,834	7,871

29. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	2004	2003	2004	2003
Trade Accounts Payable	296	454	1,773,280	936,970
Third-Party Consignments	160	145	114,379	51,893
Total	456	599	1,887,659	988,863
Current	456	599	1,884,155	988,003
Noncurrent	-	-	3,504	860

The amounts recorded under noncurrent results from liabilities to remunerate the third party network, the payment of which depends on verification between the operators, such as the reconciliation of traffic.

30. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	2004	2003	2004	2003
ICMS (State Vat)	68	57	1,192,921	859,080
Taxes on Operating revenues (COFINS/PIS)	16,262	4,074	156,035	151,583
Other	23	2	23,098	15,879
Total	16,353	4,133	1,372,054	1,026,542
Current	16,353	4,133	767,112	443,348
Noncurrent	-	-	604,942	583,194

In 2003 the Company paid PIS and COFINS taxes in installments, previously settled through offsetting tax credits, the ratification of which was refused by the Federal Revenue department, at the administrative level, The payment in installments was included in the Program for Tax Recovery (REFIS) and Special Payment in Installments (PAES). From the amount divided into installments through REFIS remains a balance of R$2,871 (R$13,489 in 2003) with the period for amortization established at 3 monthly payments. With respect to PAES, the remain balance amounts to R$42,596 (R$43,529 in 2003) payable in 102 month installments. The balances payable for both programs are charged interest at the long-term interest rate (TJLP).

With respect to the tax credits that were refused, the subsidiary Brasil Telecom S.A has lodged appeals at the judicial level for restitution or future compensation.

The principal long-term portion refers to ICMS (State VAT) on the 69/98 Agreement, which is being challenged in court and deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

Still in relation to the ICMS, the subsidiary Brasil Telecom S.A. revised in the fourth quarter of 2004 its calculation criteria for the taxation of the use of certain equipment related to data transmission, such as access ports, IP ports and others, switching from the ISS (municipal tax) to the ICMS (state tax), as a result of the agreement Nr. 140/04. As a result, the Company recorded an ICMS liability amounting to R$118,957, being R$53,214 paid until December 31, 2004. The remaining balance will be paid in 2005 in accordance with the complementary legislation issued by the Governments of the member-States of Region II of the PGO.

31. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	2004	2003	2004	2003
Income Tax
Payable Due	29,127	28,817	71,420	47,462
Suspended Collection	-	-	18,577	16,620
Law 8,200/91 - Special Monetary Restatement	-	-	8,264	9,998
Subtotal	29,127	28,817	98,261	74,080
Social Contribution Tax
Payable Due	10,293	10,346	21,353	11,151
Law 8,200/91 - Special Monetary Restatement	-	-	2,975	3,599
Subtotal	10,293	10,346	24,328	14,750
Total	39,420	39,163	122,589	88,830
Current	6,490	84	54,454	22,747
Noncurrent	32,930	39,079	68,135	66,083

32. DIVIDENDS, INTEREST ON SHAREHOLDERS’ CAPITAL AND EMPLOYEE PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	2004	2003	2004	2003
Majority Shareholders	48,472	38,660	48,472	38,660
Dividends/Interest on Shareholders’ Equity	55,571	45,339	55,571	45,339
Withholding Income Tax on Interest on Shareholders’ Equity	(7,099)	(6,679)	(7,099)	(6,679)
Minority Shareholders	226,758	174,854	387,755	284,034
Dividends/Interest on Shareholders’ Equity - Current Year	231,190	178,869	381,295	269,323
Withholding Income Tax on Interest on Shareholders’ Equity	(29,426)	(26,351)	(51,942)	(45,596)
Dividends from Prior Years, Unclaimed	24,994	22,336	58,402	60,307
Employee Profit Sharing	2,960	2,420	63,799	51,426
Total	278,190	215,934	500,026	374,120

33. LOANS AND FINANCING

PARENT COMPANY	CONSOLIDATED
	2004	2003	2004	2003
Loans	-	-	26,830	-
Financing	382,102	545,811	4,216,185	3,391,696
Accrued Interest and Other on Loans	-	-	2	-
Accrued Interest and Other on Financing	91,157	106,195	465,212	398,306
Total	473,259	652,006	4,708,229	3,790,002
Current	213,832	213,990	856,638	1,696,958
Noncurrent	259,427	438,016	3,851,591	2,093,044

Financing

PARENT COMPANY	CONSOLIDATED
	2004	2003	2004	2003
BNDES	-	-	2,327,031	1,975,036
Financial Institutions	-	-	1,333,578	238,059
Debentures	472,863	651,492	1,014,570	1,571,439
Suppliers	396	514	6,218	5,468
Total	473,259	652,006	4,681,397	3,790,002

Financing denominated in local currency: bear fixed interest rates of 2.4% and 14%p.a. and variable interest rates based on TJLP plus 3.85% to 6.5% p.a., UMBNDES plus 3.85% p.a. to 6.5% p.a., 100% of CDI, CDI + 1.0%, IGP-M plus 12% p.a., resulting in an average rate of 14.7% p.a.

Financing denominated in foreign currency: bear fixed interest rates of 0% to 9.38% p,a., resulting in an average rate of 8.1% p.a., and variable interest rates of LIBOR plus 0,5% to 4,0% p.a, and YEN LIBOR plus 1.92% to 3.35%, resulting in an average rate of 2,31% p.a, The LIBOR and YEN LIBOR rates, for semiannual payments was 2.83% and 0.0625% p.a., respectively.

Debentures

Company: In 2000, the Company issued debentures convertible into preferred shares and the purpose of the funds was financing part of the investment program of subsidiary Brasil Telecom S.A. The restated balance of the debentures, amounting to R$472,863, will be amortized in two installments, maturing in years 2005 and 2006. The debentures yield TJLP plus 4% p.a., payable semiannually. The portion of the interest attributed to TJLP variation exceeding 6% p.a. will be capitalized to the debentures balance.

Subsidiary BrT: Third Public Issue: 50,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$500,000, issued on July 5, 2004. The maturity period is five years, coming due on July 5, 2009. Yield corresponds to an interest rate of 100% of the CDI plus 1% p.a., payable half-yearly.

Loans

	2004	2003
Loans - Others	26,832	-
Total	26,832	-

The main part accounted for as Other Loans, amounting R$26,411, is related to a debt due by Vant to the former parent company. This liability will due on December 31, 2015, bearing US dollar exchange variation.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

PARENT COMPANY	CONSOLIDATED
	2004	2003	2004	2003
2005	-	195,617	-	755,434
2006	259,366	242,315	969,956	777,391
2007	61	84	781,231	520,628
2008	-	-	378,048	13,532
2009	-	-	786,172	12,688
2010	-	-	283,185	10,184
2011 and after	-	-	652,999	3,187
TOTAL	259,427	438,016	3,851,591	2,093,044

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	2004	2003	2004	2003
TJLP (Long-term interest rate)	472,863	651,492	2,485,351	2,417,518
US Dollars	396	514	681,208	146,645
Yen	-	-	565,498	-
CDI	-	-	541,707	919,947
UMBNDES (BNDES Basket of Currencies)	-	-	275,565	209,011
Yen Hedge	-	-	76,659	-
UMBNDES Hedge	-	-	38,979	44,895
IGPM	-	-	16,724	21,739
US Dollars Hedge	-	-	10,531	9,809
Other	-	-	16,007	20,438
Total	473,259	652,006	4,708,229	3,790,002

Guarantees

The financing contracted by the Subsidiary Brasil Telecom S.A. is guaranteed by collateral of credit rights derived from the provision of telephone services and the Company’s guarantee.

To consolidated indebtedness there are hedge contracts on 53.2% of the dollar and yen-denominated loans and financing with third parties and 38% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debt restatement factors. Gains and losses on these contracts are recognized on the accrual basis.

34. LICENSES

CONSOLIDATED
	2004	2003
PCS service	294,404	211,847
Other	11,200	-
Total	305,604	211,847
Current	44,056	-
Non-current	261,548	211,847

PCS service licence is represented by the terms signed by the indirect subsidiary 14 Brasil Telecom Celular S.A. with ANATEL, to offer PCS Services for the next fifteen years in the same area of operation where the Company has a concession for fixed telephony. Of the contracted value 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the subsidiary’s liabilities to be paid in six equal, consecutive annual installments, with maturities foreseen for the years 2005 to 2010. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

During the second quarter of 2004 new authorizations were contracted for certain frequency bands in the total amount of R$28,624. The rights to explore it are the same as the previous authorizations payment conditions, and the maturities of the installments of these new authorizations are foreseen for the years from 2007 to 2012.

Other licenses belong to Vant and refer to the authorization to use specific radio-frequency waves in order to explore data transmission. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month, and will be paid in six equal annual installments as from April 2006.

35. PROVISIONS FOR PENSION PLANS

Liability constituted by the Subsidiary BrT, due to the actuarial deficit of the social security plans managed by FBrTPREV and to SISTEL foundations, appraised by independent actuaries and in agreement with Deliberation CVM Nr. 371/00. The funds for sponsored supplementary pensions are detailed in Note 6.

CONSOLIDATED
	2004	2003
FBrTPREV - BrTPREV Plan	501,446	504,404
SISTEL - PAMEC Plan	-	1,686
Total	501,446	506,090
Current	29,497	28,022
Noncurrent	471,949	478,068

36. ADVANCES FROM COSTUMERS

There are contracts signed by BrT and its subsidiaries, related to the cession of telecommunications means, for which the customers made advances aimed at obtaining benefits in the future, forecast for realization in the following periods:

CONSOLIDATED
	2004	2003
2004	-	1,976
2005	7,547	1,875
2006	5,523	772
2007	5,523	772
2008	5,523	772
2009	5,523	772
2010	5,523	771
2011 and after	38,816	3,721
Total	73,978	11,431

The increase in 2004 consolidated figures refers mainly to initial balance of R$47,108 from MetroRed (acquired in May 2004) and R$22,970 related to new services sold (and pre-paid) to BrT SCS Bermuda.

On December 31, 2004, consolidated balance was comprised of R$44,260, R$22,568 and R$7,150 from MetroRED, BrT SCS Bermuda and BrT, respectively.

37. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	2004	2003	2004	2003
CPMF - Suspended Collection	-	-	24,806	22,913
Self-Financing Funds	-	-	24,143	24,087
Liabilities From Acquisition of Tax Credits	-	-	20,897	20,898
Liabilities With Other Telecom Companies	-	-	7,980	11,033
Pre-Payments	-	-	7,869	8,764
Duplicate Bank Deposits and Receipts in Processing	-	-	7,671	9,538
Self-Financing Installment Reimbursement - PCT	-	-	2,655	7,818
Other Taxes Payable	-	-	434	185
Liabilities from Acquisition of Assets	-	-	-	56,044
Other	263	204	8,398	3,577
Total	263	204	104,853	164,857
Current	263	204	76,203	83,559
Noncurrent	-	-	28,650	81,298

Self-financing funds

They correspond to the credits of financial participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed phone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the subsidiary BrT - Rio Grande do Sul branch (formerly CRT) had fully subscribed the capital increase made to repay in shares the credits for financial participation, no shares remained to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Public Offer by the Company for devolution of the referred credits in money, as established in art. 171, paragraph 2, of Law 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Others, aiming at reimbursement in shares.

Self-financing Installment Reimbursement - PCT

Refers to the payment in cash or as compensation in installments in invoices for services, to engaged subscribers of the Community Telephony Plan - PCT, to compensate the original obligation of repayment in shares. For these cases settlements were agreed or there are judicial rulings.

38. FUNDS FOR CAPITALIZATION

Self-financing funds

The expansion plans (self-financing) were the means by which the telecommunications companies financed part of their network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds ceased to exist, and the existing consolidated amount of R$7,974 (R$7,974 in 12/31/03) is derived from plans sold prior to the publication of the administrative rule, the corresponding assets of which are already incorporated in the fixed assets through the Community Telephone Plans - PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the lawsuits brought by the interested parties.

39. EARNING BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION - EBITDA

The consolidated EBITDA, reconciled with the operational income, is as follows:

CONSOLIDATED
	2004	2003
Operating Income	308,054	308,396
Financial Expenses, Net	793,445	914,135
Depreciation	2,400,444	2,079,082
Amortiz. of Goodwill in Aquis. of Investments (1)	63,473	2,509
EBITDA	3,565,416	3,304,122

Net Operating Income	9,064,856	7,915,194

EBITDA Margin	39.3%	41.7%

(1)	Does not include the amortization of special goodwill from merger recorded as deferred charges in the permanent assets, whose amortization expense composes the non-operating expenses.

40. COMMITMENTS

Services Rendered due to Acquisition of Assets

BrT SCS Bermuda acquired fixed assets from an already existing company. Together with the assets of underwater cables acquired, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the providing of such assumed services is around nineteen years Financing.

On July 19, 2004, the BNDES approved a financing to the subsidiary Brasil Telecom S.A. amounting to R$1,267,593, which will be used for investments in the fixed telephony plan and operational improvements to comply with the targets set in the General Plan of Universalization Targets - PGMU and in the General Plan of Quality Targets - PGMQ. The financing will be directly provided by the BNDES for a total period of six and a half years, with a grace period of one and a half years. The cost of the financing will be the long-term interest rate (TJLP) plus 5.5% p.a. for 80% of the total financing and a basket of currencies plus 5.5% p.a. for the remaining 20%. R$741,640 of the approved amount was released until December 31, 2004. The remaining funds will be released until 2006.

41. SEGMENT REPORTING

Segment information is presented in respect of the Company’s and its subsidiaries business that was identified based on its management structure and on internal management reporting.

Inter-segment pricing is determined on an arm’s length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

	2004
	Fixed telephony and data transmission	Mobile telephony	Internet	Holding companies	Eliminations	Consolidated
Gross Operating Revenue	12,699,485	102,299	310,519	-	(348,861)	12,763,442
Deductions	(3,634,095)	(23,317)	(41,174)	-	-	(3,698,586)
Net Operating Revenue	9,065,390	78,982	269,345	-	(348,861)	9,064,856
Cost of Services Rendered and Goods Sold	(5,689,884)	(147,409)	(199,278)	-	213,851	(5,822,720)
Gross Profit	3,375,506	(68,427)	70,067	-	(135,010)	3,242,136

Operating Expenses, net	(2,066,204)	(104,877)	(85,776)	(24,082)	140,302	(2,140,637)
Selling Expenses	(1,102,190)	(90,137)	(48,054)	-	154,604	(1,085,777)
General and Administrative	(932,441)	(14,296)	(18,671)	(16,682)	6,758	(975,332)
Management Remuneration	(7,214)	-	(784)	(2,389)	-	(10,387)
Other, Net	(24,359)	(444)	(18,267)	(5,011)	(21,060)	(69,141)

Operating Profit/(loss) Before Financial Income/(expenses) and Equity	1,309,302	(173,304)	(15,709)	(24,082)	5,292	1,101,499

Net Income/(loss) for the Year	292,813	(119,101)	60,042	270,675	(252,207)	252,222

Accounts Receivable	2,070,499	91,233	54,414	-	(104,567)	2,111,579
Inventories	7,804	166,229	-	-	-	174,033
Fixed Assets, Net	7,679,081	1,149,084	69,061	1,243	(11,466)	8,887,003

	2003
	Fixed telephony and data transmission	Internet	Holding companies	Eliminations	Consolidated
Gross Operating Revenue	11,075,731	190,563	-	(188,913)	11,077,381
Deductions	(3,141,509)	(20,678)	-	-	(3,162,187)
Net Operating Revenue	7,934,222	169,885	-	(188,913)	7,915,194
Cost of Services Rendered and Goods Sold	(4,765,058)	(141,918)	-	58,895	(4,848,081)
Gross Profit	3,169,164	27,967	-	(130,018)	3,067,113

Operating Expenses, Net	(1,949,132)	(16,404)	(14,343)	135,297	(1,844,582)
Selling Expenses	(947,393)	(9,534)	-	136,990	(819,937)
General and Administrative	(780,966)	(8,682)	(18,487)	3,707	(804,428)
Management Remuneration	(6,748)	(346)	(1,816)	-	(8,910)
Other, Net	(214,025)	2,158	5,960	(5,400)	(211,307)

Operating Profit/(loss) Before Financial Income/(expenses) and Equity	1,220,032	11,563	(14,343)	5,279	1,222,531

Net Income/(Loss) for the Year	(42,340)	6,352	144,158	36,969	145,139

	2003
	Fixed telephony and data transmission	Mobile telephony	Internet	Holding companies	Eliminations	Consolidated
Accounts Receivable	1,859,325	-	33,023	-	(32,635)	1,859,713
Inventories	8,042	-	-	-	-	8,042
Fixed Assets, Net	8,760,392	280,999	4,564	2,600	(16,758)	9,031,797

42. SUBSEQUENT EVENTS

Material Facts

The Company and its subsidiary Brasil Telecom S.A. together released material facts, which dates and texts were as follow:

(i)

March 10, 2005: International Equity Investments Inc., as the sole shareholder of CVC/Opportunity Equity Partners LP (CVC LP), on the night of March 09, 2005, sent a notice informing about the ousting of CVC/Opportunity Equity Partners, Ltd. (“CVC Ltd.”) from the management of CVC LP, having designated as a substitute, a new company incorporated abroad, at an undisclosed date, named Citigroup Venture Capital International Brazil LLC (“CVC International Brazil”). It was also informed that CVC International Brazil entered into, at an unknown date and terms, “shareholders´ agreements with Investidores Institucionais Fundo de Investimento em Ações, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação dos Economiários Federais – Funcef and Petros - Fundação Petrobras de Seguridade Social” which, according to the notice, have full force and effect conditioned to the occurrence of certain undisclosed conditions, among which the implementation of the designation of CVC International Brazil as the new manager of CVC LP. CVC LP holds direct and indirect investments in Brasil Telecom Participações S.A. and Brasil Telecom S.A.

(ii)

March 17. 2005: on March 17, 2005, they became aware that the United States District Court – Southern District of New York granted a preliminary injunction determining that CVC/Opportunity Equity Partners, Ltd. file before the competent authorities of the Cayman Islands its substitution as general partner of CVC/Opportunity Equity Partners, L.P.

CVC/Opportunity Equity Partners, L.P. is a limited partnership, duly incorporated in Cayman Islands, that holds a stake in Brasil Telecom Participações S.A. and Opportunity Zain S.A., a company which integrates the controlling corporate structure of Brasil Telecom Participações S.A. and Brasil Telecom S.A.

(iii)

March 19, 2005: on March 18, 2005, they took notice that CVC/Opportunity Equity Partners, Ltd. filed a formal statement before the competent authorities of Cayman Islands in which it informs its substitution as general partner of CVC/Opportunity Equity Partners, L.P., in light of the appointment of Citigroup Venture Capital International Brazil, LLC as the new manager of CVC/Opportunity Equity Partners, L.P.

The material facts above do not change these financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer